Ciba Specialty Chemicals: Letter to Shareholders

Know-how

Ciba Specialty Chemicals	Value beyond chemistry

Statement from the Chairman of the Board and Chief Executive Officer Armin Meyer

Dear Shareholders,

In important areas, 2003 was a good year. Ciba Specialty Chemicals was however confronted by a stronger Swiss franc, business conditions that were especially volatile amidst uncertain geopolitical developments, increased competition from Asia and substantially higher costs for pensions and insurance.

     Despite these challenges, we took decisive steps to manage our cost base and streamline processes. We significantly lowered our net current operating assets base, from 27.0 percent of sales in the previous year to 24.7 percent, and generated an exceptionally high free cash flow of CHF 728 million, 7 percent higher than last year’s strong result.

     Net debt was reduced by 28 percent and is now slightly above CHF 1 billion. Over the past three years, we have reduced it by CHF 2 billion.

     We have CHF 2.4 billion in cash, which allows flexibility for acquisitions that meet our strategic goals and profitability targets.

     Our efforts to reduce net current operating assets led to temporary plant shut downs with a corresponding negative influence on profitability. Net income, which was also negatively influenced by currency movements, was CHF 344 million, compared to CHF 406 million a year before.

     With “Managing for Growth,” we have launched a global program for profitable growth across the Company, creating a solid basis for higher top and bottom line growth in the future.

     As in the years 2002 and 2003, the Board of Directors will propose at the Annual General Meeting of Shareholders on February 26, 2004, a high CHF 3 per share cash payout through a further reduction of the nominal value of Ciba Specialty Chemicals’ shares. In addition, the Board proposes to cancel the shares purchased through the recent share buy-back program, thereby enhancing the underlying value of remaining shares.

     Despite the difficult conditions, Ciba Specialty Chemicals again strengthened its position in 2003 and significantly improved the prerequisites for sustainable future growth. On behalf of the Board, I thank our 18,700 employees globally who, through their extraordinary efforts, have again substantially contributed to our success.

Staying the course in difficult times

Sales in local currencies were equal to last year’s level. Due to the strengthening of the Swiss franc against most other major trading currencies, sales in Swiss francs were 6 percent lower, at CHF 6.646 billion. Volume was 3 percent higher while prices were 3 percent lower.

     Sales in the Asia-Pacific region led the way. Local currency results were 15 percent higher in the China region, further strengthening its position as the Company’s third largest market, and 6 percent higher in Japan. In addition, sales in both South America and Eastern Europe were 5 percent higher in local currencies. Due to our well-balanced industry and product portfolio, we were able to counter the downturn in areas such as textile dyes, inks, whiteners and paper with increases in electronic materials, water treatment, textile chemicals, coatings, polymer products and personal care specialty effects. The first signs of improvement in several of our customers’ industries can be seen.

     Profitability was influenced by several developments in 2003. As part of an effort to generate cash through the reduction of net current operating assets, a number of manufacturing plants were temporarily shut down towards the end of the fourth quarter. Therefore, we could not absorb all the fixed costs as would occur under normal circumstances when revenue-generating products are produced, which absorb those fixed costs. This resulted in a negative impact on operating income of about CHF 60 million. We regard this as a one-time consequence to reach a new, lower level of current operating assets — a price we were willing to pay in 2003. We do not expect a similar recurrence in 2004.

     Our proactive management of inventories and receivables across all five segments substantially reduced net current operating assets, leading to a further improvement in Ciba Specialty Chemicals’ balance sheet. In addition, there was a correspondingly substantial reduction in the ratio of these assets to sales, to 24.7 percent in 2003, which we will aim to sustain in the future.

     Significantly, this helped lead to the generation of a very strong free cash flow for the year of CHF 728 million, more than CHF 200 million above our earlier announced target.

     Profitability was also affected by strongly adverse currency exchange rate movements, led by the 13 percent strengthening of the Swiss franc against the U.S. dollar. In local currencies, operating income was down 14 percent and EBITDA was 9 percent lower. In Swiss francs, they were down 28 percent and 20 percent, respectively. In addition, the Company faced higher costs for pensions, insurance and salaries, which were partly mitigated through a year-long effort to tightly control expenses. As a result, we could keep administrative costs at last year’s level in local currencies. We also reduced our employee base in low-growth regions, while increasing it in higher-growth regions, ending the year with a net reduction of 350 employees.

     To summarize these impacts, more than half (1.4 percentage points) of the reduction in the EBITDA margin, which is now at 14.1 percent of sales, was directly attributable to currency impacts, while most of the remainder was caused by plant shut downs and higher pension and insurance costs. So, our underlying development was about in line with our expectations.

     In spite of the cost pressures, Ciba Specialty Chemicals maintained support for its all-important research and development efforts.

     In anticipation of its debt repayment of approximately CHF 1 billion due in 2003, the Company successfully launched its first Euro-denominated bond issue, for EUR 500 million, at a very attractive interest rate, further stabilizing its long-term financing. In addition, we were successful in further reducing our net debt by CHF 414 million, an improvement of 28 percent.

     Net income for the year totaled CHF 344 million, or 5.2 percent of sales. Earnings per share were CHF 5.03.

Improving core operations

In the absence of substantial upturns in the markets, Ciba Specialty Chemicals also took the opportunity during this difficult year to put itself into a stronger position for improvements in 2004 and beyond. For example, we made further substantial improvements in our integrated supply chain system. We conducted a thorough review of our pension plans that

Ciba Specialty Chemicals	Letter to Shareholders — Basel February 2004

Executive Officer Armin Meyer

“Know-how is key to business success. I’m happy to share our views on this topic with you.”
Armin Meyer, Chairman of the Board and Chief Executive Officer

will lead to more reasonable and predictable financing obligations going forward. Furthermore, in several plants actions have been taken to reduce capacity and increase productivity, including the recently announced modernization and streamlining measures in the Textile Effects production site in Basel. Our group purchasing team identified new ways to bundle volumes and also changed to suppliers operating out of lower cost markets in Asia, Eastern Europe and in dollar-denominated regions. In 2004, we therefore expect somewhat lower overall purchasing prices for the Group. And just recently, we combined the support structures for Germany and Switzerland into one region, Central Europe, to reduce costs and increase speed and efficiency. All of these steps provide for a more dynamic future.

Meeting the new competitive threats

The global economy brings with it not only opportunities, but also new challenges. One of the bigger challenges lately has been highly volatile currency exchange rates, which have continued to adversely impact our profitability margins. Another has been an increase in competition from Asian-based competitors.

     Ciba Specialty Chemicals has had considerable success in managing fluctuating currency rates by reducing its exposures through financial hedging as well as by reallocating part of our purchasing to dollar-based markets. Nevertheless, we still have a structural mismatch between our cost base and our sales markets, which continues to work against us. Considerable cost blocks are geographically located in regions with stronger currencies while, increasingly, our sales are coming from areas with relatively weak currencies.

     Ciba Specialty Chemicals already has a respectably diversified geographical spread, including a strong presence in Asia-Pacific, where historically it was among the first chemical companies to make significant investments. Now, the Asia-Pacific region is responsible for 28 percent of our sales. Over the next few years, Ciba will further strengthen its position there, with necessary capacity expansion primarily in that region to meet market needs. At the same time, we will continue to make the necessary investments in sites in our traditional markets, such as the U.S. and Europe, to maintain a world class standard and competitiveness across the globe.

     This new direction will not only provide us with a better balance between our costs and our sales in the different regions, but it will also allow us to more fully participate in the fast growing Asia-Pacific market and place Ciba Specialty Chemicals on an even stronger foundation to serve our increasingly global customers. Furthermore, we will be better able to meet our Asian-based competitors at their own doorstep.

Superior innovation and time to market

To outperform Asian-based competitors, who are increasingly attacking our markets in a vigorous manner, our answer is to rely on outstanding innovation. That is why we have already raised our efforts and resources in this area over the past few years. We have strengthened the focus of our R&D approach and also increased our Research Fund for high risk/high reward projects from CHF 10 million to CHF 15 million. Additionally, we are continuing our emphasis on reducing time to market. Our target is to satisfy our customers’ needs and dreams through close cooperation and intimacy. Clearly, successful customers will make us even more successful.

Building for the future with “Managing for Growth”

Ciba Specialty Chemicals took a number of steps in 2003 to further strengthen its overall position on all levels. The Company launched “Managing for Growth,” a major new program to drive top-line growth and to foster a culture among all 18,700 employees of focusing on the over-riding target of profitable growth. All employees attended special workshops during the year, where they identified concrete steps to generate sustainable, profit-generating new initiatives.

     In addition, 29 projects were initiated, designed to significantly boost revenue in coming years. These include our new Expert Services business unit, to bring the exceptional group-wide expertise to new and existing customers, as well as our new units to drive sales in the growing Gulf States and Eastern European regions. We have also formed a Sales and Marketing Board to leverage opportunities across our wide portfolio of industry segments.

     These projects are targeted to begin showing positive results in 2004 with accelerated contributions coming in 2005. To reach our ambitious mid-term annual sales growth target of 6 percent in local markets, we expect “Managing for Growth” to contribute at least 2 percent of that total, with normal market growth and acquisitions accounting for an additional 2 percent each.

Outlook 2004

Ciba Specialty Chemicals sees only the first signs of an upturn in several of its customers’ industries. However, the Company sees no signs of a sustainable improvement in global business conditions. Therefore, Ciba will continue with firm measures to control costs globally as well as restrict hiring in lower-growth markets specifically.

     For 2004, assuming that business conditions are at least comparable to last year and that currency levels do not worsen, the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to exceed last year’s levels. Considering the Company’s now lowered net current operating assets level, the free cash flow target is between CHF 400 million and 500 million. Should a sustainable economic recovery begin to take shape, the Company would expect a rapid, correspondingly substantial improvement in net income and margins.

     I thank you, dear shareholders, for your trust and continuous support. With our substantially improved cost base and capital base, Ciba Specialty Chemicals is well positioned for an economic upturn.

With best regards,

Armin Meyer
Chairman of the Board and Chief
Executive Officer
Ciba Specialty Chemicals

Financial summary 2003

Summary of financial information
in millions of Swiss francs, except per share data

Year ended December 31,	2003	2002

Statements of income
Net sales	6 646	7 085
Cost of goods sold	4 579	4 729

Gross profit	2 067	2 356
Selling, general and administrative	1 185	1 247
Research and development	281	294
Amortization of other intangibles	33	33
Income from earnings of equity affiliates	(3)	(6)

Operating income	571	788
Interest expense	(142)	(159)
Interest income	34	49
Other financial expense, net	(24)	(105)

Income from continuing operations, before income taxes and minority interest	439	573
Provision for income taxes	74	154

Income from continuing operations, before minority interest	365	419
Minority interest	5	13

Income from continuing operations	360	406
Cumulative effect of change in accounting principles, net of tax	(16)	0

Net income	344	406

Earnings per share, basic and diluted
Continuing operations	5.26	5.92
Cumulative effect of change in accounting principles	(0.23)	0.00

Net income per share	5.03	5.92

Balance sheets
Current assets	4 939	5 314
Property, plant and equipment, net	2 963	3 196
Other long-term assets	3 196	3 282

Total assets	11 098	11 792

Current liabilities	1 780	3 095
Long-term liabilities	5 011	4 267
Minority interest	62	76
Shareholders’ equity	4 245	4 354

Total liabilities and shareholders’ equity	11 098	11 792

Statements of cash flows
Net cash provided by operating activities	1 033	1 038
Net cash used in investing activities	(239)	(349)
Net cash provided by (used in) financing activities	(742)	144
Effect of exchange rate changes on cash and cash equivalents	(27)	(74)

Net increase in cash and cash equivalents	25	759

www.cibasc.com

Group summary

Despite volatile market conditions, a sluggish global economy and the continued strengthening of the Swiss franc, Ciba Specialty Chemicals had good results in important areas in 2003 and took decisive steps to significantly improve the prerequisites for sustainable future growth. Ciba generated an exceptionally high free cash flow(a), substantially reduced its net current operating assets base and further reduced net debt(b). The current assets reduction program had a negative impact on both operating and net income, which the Company views as an acceptable one-time tradeoff for the sizeable generation of cash and the improvement in asset ratios.

     Sales in local currencies(c) equaled last year’s levels. Due to the continued strengthening of the Swiss franc against most major trading currencies, sales in Swiss francs totaled CHF 6.646 billion, 6 percent below last year’s level. A concerted effort to reduce net current operating assets helped drive free cash flow to CHF 728 million, 7 percent higher than 2002. The substantial improvement in inventories and receivables brought the ratio of net current operating assets to sales from 27.0 percent a year ago to 24.7 percent. This further strengthened the Company’s balance sheet.

     To accomplish this reduction, the Company temporarily shut down a number of manufacturing facilities towards the end of the fourth quarter, leading to a reduction in operating income of CHF 60 million, due to unabsorbed fixed operating costs for those plants. Substantially adverse currency movements, along with higher costs for pensions and insurance, also negatively influenced operating income (which totaled CHF 571 million for the year, or 8.6 percent of sales) and EBITDA(d) (CHF 937 million, 14.1 percent of sales). A year-long program to control costs, including a workforce reduction of 2 percent, helped to mitigate the impact.

     In 2003, the Company repurchased 1.3 million of its own shares, in order to increase shareholder value, on the second trading line at a cost of CHF 117 million. Also in 2003, the Company, similar to 2002, maintained a high annual payout to shareholders, through a reduction in the nominal value of Ciba Specialty Chemicals’ shares, of CHF 206 million.

     Net debt was reduced by 28 percent (CHF 414 million) to just over CHF 1 billion. The Company ended the year with CHF 2.4 billion in cash, providing continued flexibility for acquisitions that meet the previously stated strategic and financial targets. Net income totaled CHF 344 million. Earnings per share were CHF 5.03.

Financial information

Group Sales in billions CHF	EBITDA(d) in millions CHF	Net income in millions CHF	Cash flow in millions CHF

Geographic split of sales

See Notes to Shareholder Mailing on the back cover of this brochure.

Ciba Specialty Chemicals	Letter to Shareholders — Basel, February 2004

Ciba Specialty Chemicals Inc.	www.cibasc.com

Klybeckstrasse 141 CH-4002 Basel Switzerland

Exchange rates of principal currencies to CHF

			Average rates		End of
			during period		period rates

Year ended December 31,			2003	2002	2003	2002

1	U.S. Dollar	(USD)	1.35	1.56	1.25	1.43
1	British pound	(GBP)	2.20	2.34	2.21	2.28
1	Euro	(EUR)	1.52	1.47	1.56	1.46
100	Japanese yen	(JPY)	1.16	1.24	1.17	1.18

Three months ended December 31,			2003	2002	2003	2002

1	U.S. Dollar	(USD)	1.31	1.47	1.25	1.43
1	British pound	(GBP)	2.23	2.31	2.21	2.28
1	Euro	(EUR)	1.55	1.47	1.56	1.46
100	Japanese yen	(JPY)	1.20	1.20	1.17	1.18

Notes to Shareholder Mailing

(a)	Free cash flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share. See also note (e).

(b)	Net debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments. See also note (e).

(c)	Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP, using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. See also note (e).

(d)	EBITDA is calculated as operating income plus depreciation and amortization and, on a consolidated basis is reconciled to net income in the EBITDA Reconciliation table (see right). EBITDA margin is calculated as EBITDA as a percentage of net sales. See also note (e).

(e)	Free cash flow, net debt, amounts in local currencies, EBITDA and EBITDA margin are non-U.S. GAAP (United States Generally Accepted Accounting Principles) financial measures, the use of which is discussed in the Company’s Annual Report for the year ended December 31, 2003.

Forward-looking statements

Forward-looking statements and information contained in this Shareholder Mailing are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Components of Net Debt (unaudited)
in millions of Swiss francs

December 31,	2003	2002

Short-term debt	259	1 496
Long-term debt	3 187	2 344
Total debt	3 446	3 840
Cash and cash equivalents	-2 386	-2 361
Short-term investments	-11	-16

Net debt	1 049	1 463

Free Cash Flow Reconciliation (unaudited)
in millions of Swiss francs

The reconciliation of free cash flow to net cash provided by operating activities is as follows:

Year ended December 31,	2003	2002

Free cash flow	728	683
Net cash from investing activities before sale (acquisition) of businesses	+168	+233
Pro forma dividend of CHF 2 per share	+137	+134
Restructuring payments	0	-12

Net cash provided by operating activities	1 033	1 038

EBITDA Reconciliation (unaudited)
in millions of Swiss francs

The reconciliation of EBITDA to net income is as follows:

Year ended December 31,	2003	2002

EBITDA	937	1 173
Depreciation and amortization	-366	-385
Operating income	571	788
Interest expense	-142	-159
Interest income	+34	+49
Other financial expense, net	-24	-105
Provision for income taxes	-74	-154
Minority interest	-5	-13
Cumulative effect of change in accounting principles, net of tax	-16	0

Net income	344	406

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Business Review 2003

Financial summary 2003

Summary of financial information
in millions of Swiss francs, except per share data

Year ended December 31,	2003	2002

Statements of income
Net sales	6 646	7 085
Cost of goods sold	4 579	4 729
Gross profit	2 067	2 356
Selling, general and administrative	1 185	1 247
Research and development	281	294
Amortization of other intangibles	33	33
Income from earnings of equity affiliates	(3)	(6)
Operating income	571	788
Interest expense	(142)	(159)
Interest income	34	49
Other financial expense, net	(24)	(105)
Income from continuing operations, before income taxes and minority interest	439	573
Provision for income taxes	74	154
Income from continuing operations, before minority interest	365	419
Minority interest	5	13
Income from continuing operations	360	406
Cumulative effect of change in accounting principles, net of tax	(16)	0
Net income	344	406
Earnings per share, basic and diluted
Continuing operations	5.26	5.92
Cumulative effect of change in accounting principles	(0.23)	0.00

Net income per share	5.03	5.92

Balance sheets
Current assets	4 939	5 314
Property, plant and equipment, net	2 963	3 196
Other long-term assets	3 196	3 282
Total assets	11 098	11 792
Current liabilities	1 780	3 095
Long-term liabilities	5 011	4 267
Minority interest	62	76
Shareholders’ equity	4 245	4 354

Total liabilities and shareholders’ equity	11 098	11 792

Statements of cash flows
Net cash provided by operating activities	1 033	1 038
Net cash used in investing activities	(239)	(349)
Net cash provided by (used in) financing activities	(742)	144
Effect of exchange rate changes on cash and cash equivalents	(27)	(74)

Net increase in cash and cash equivalents	25	759

Business Review 2003

Sales in millions CHF	Operating income in millions CHF	EBITDA[1] in millions CHF

Group Sales in billions CHF	EBITDA[1] in millions CHF	Net income in millions CHF	Cash flow in millions CHF	Stock development index 2003

Group summary

Despite volatile market conditions, a sluggish global economy and the continued strengthening of the Swiss franc, Ciba Specialty Chemicals had good results in important areas in 2003 and took decisive steps to significantly improve the prerequisites for sustainable future growth. Ciba generated an exceptionally high free cash flow1, substantially reduced its net current operating assets base and further reduced net debt1. The current assets reduction program had a negative impact on both operating and net income, which the Company views as an acceptable one-time tradeoff for the sizeable generation of cash and the improvement in asset ratios.

     Sales in local currencies1 equaled last year’s levels. Due to the continued strengthening of the Swiss franc against most major trading currencies, sales in Swiss francs totaled CHF 6.646 billion, 6 percent below last year’s level.

     A concerted effort to reduce net current operating assets helped drive free cash flow to CHF 728 million, 7 percent higher than 2002. The substantial improvement in inventories and receivables brought the ratio of net current operating assets to sales from 27.0 percent a year ago to 24.7 percent. This further strengthened the Company’s balance sheet.

     To accomplish this reduction, the Company temporarily shut down a number of manufacturing facilities towards the end of the fourth quarter, leading to a reduction in operating income of CHF 60 million, due to unabsorbed fixed operating costs for those plants. Substantially adverse currency movements, along with higher costs for pensions and insurance, also negatively influenced operating income (which totaled CHF 571 million for the year, or 8.6 percent of sales) and EBITDA1 (CHF 937 million, 14.1 percent of sales). A year-long program to control costs, including a workforce reduction of 2 percent, helped to mitigate the impact.

     In 2003, the Company repurchased 1.3 million of its own shares, in order to increase shareholder value, on the second trading line at a cost of CHF 117 million. Also in 2003, the Company, similar to 2002, maintained a high annual payout to shareholders, through a reduction in the nominal value of Ciba Specialty Chemicals’ shares, of CHF 206 million.

     Net debt was reduced by 28 percent (CHF 414 million) to just over CHF 1 billion. The Company ended the year with CHF 2.4 billion in cash, providing continued flexibility for acquisitions that meet the previously stated strategic and financial targets. Net income totaled CHF 344 million. Earnings per share were CHF 5.03.

[1]	Free cash flow, amounts in local currencies, net debt, EBITDA and EBITDA margin are non-U.S. GAAP financial measures, the use of which is further discussed in the Financial Review in this Annual Report.

Contents

Letter to shareholders	4
Corporate governance	6
2003 achievements	8
R&D strategy	9
Using know-how	11
Growing know-how	12
Emerging know-how	15
Sharing know-how	17

2 Ciba Specialty Chemicals	Business Review 2003

Letter to shareholders

Dear Shareholders,

In important areas, 2003 was a good year. Ciba Specialty Chemicals was however confronted by a stronger Swiss franc, business conditions that were especially volatile amidst uncertain geopolitical developments, increased competition from Asia and substantially higher costs for pensions and insurance.

     Despite these challenges, we took decisive steps to manage our cost base and streamline processes. We significantly lowered our net current operating assets base, from 27.0 percent of sales in the previous year to 24.7 percent, and generated an exceptionally high free cash flow of CHF 728 million, 7 percent higher than last year’s strong result.

     Net debt was reduced by 28 percent and is now slightly above CHF 1 billion. Over the past three years, we have reduced it by CHF 2 billion.

     We have CHF 2.4 billion in cash, which allows flexibility for acquisitions that meet our strategic goals and profitability targets.

     Our efforts to reduce net current operating assets led to temporary plant shut downs with a corresponding negative influence on profitability. Net income, which was also negatively influenced by currency movements, was CHF 344 million, compared to CHF 406 million a year before. With “Managing for Growth,” we have launched a global program for profitable growth across the Company, creating a solid basis for higher top and bottom line growth in the future.

     As in the years 2002 and 2003, the Board of Directors will propose at the Annual General Meeting of Shareholders on February 26, 2004, a high CHF 3 per share cash payout through a further reduction of the nominal value of Ciba Specialty Chemicals’ shares. In addition, the Board proposes to cancel the shares purchased through the recent share buy-back program, thereby enhancing the underlying value of remaining shares.

     Despite the difficult conditions, Ciba Specialty Chemicals again strengthened its position in 2003 and significantly improved the prerequisites for sustainable future growth. On behalf of the Board, I thank our 18,700 employees globally who, through their extraordinary efforts, have again substantially contributed to our success.

Staying the course in difficult times

Sales in local currencies were equal to last year’s level. Due to the strengthening of the Swiss franc against most other major trading currencies, sales in Swiss francs were 6 percent lower, at CHF 6.646 billion. Volume was 3 percent higher while prices were 3 percent lower.

     Sales in the Asia-Pacific region led the way. Local currency results were 15 percent higher in the China region, further strengthening its position as the Company’s third largest market, and 6 percent higher in Japan. In addition, sales in both South America and Eastern Europe were 5 percent higher in local currencies. Due to our well-balanced industry and product portfolio, we were able to counter the downturn in areas such as textile dyes, inks, whiteners and paper with increases in electronic materials, water treatment, textile chemicals, coatings, polymer products and personal care specialty effects. The first signs of improvement in several of our customers’ industries can be seen.

     Profitability was influenced by several developments in 2003. As part of an effort to generate cash through the reduction of net current operating assets, a number of manufacturing plants were temporarily shut down towards the end of the fourth quarter. Therefore, we could not absorb all the fixed costs as would occur under normal circumstances when revenue- generating products are produced, which absorb those fixed costs. This resulted in a negative impact on operating income of about CHF 60 million. We regard this as a one-time consequence to reach a new, lower level of current operating assets – a price we were willing to pay in 2003. We do not expect a similar recurrence in 2004.

     Our proactive management of inventories and receivables across all five segments substantially reduced net current operating assets, leading to a further improvement in Ciba Specialty Chemicals’ balance sheet. In addition, there was a correspondingly substantial reduction in the ratio of these assets to sales, to 24.7 percent in 2003, which we will aim to sustain in the future.

     Significantly, this helped lead to the generation of a very strong free cash flow for the year of CHF 728 million, more than CHF 200 million above our earlier announced target.

     Profitability was also affected by strongly adverse currency exchange rate movements, led by the 13 percent strengthening of the Swiss franc against the U.S. dollar. In local currencies, operating income was down 14 percent and EBITDA was 9 percent lower. In Swiss francs, they were down 28 percent and 20 percent, respectively. In addition, the Company faced higher costs for pensions, insurance and salaries, which were partly mitigated through a year-long effort to tightly control expenses. As a result, we could keep administrative costs at last year’s level in local currencies. We also reduced our employee base in low-growth regions, while increasing it in higher-growth regions, ending the year with a net reduction of 350 employees.

     To summarize these impacts, more than half (1.4 percentage points) of the reduction in the EBITDA margin, which is now at 14.1 percent of sales, was directly attributable to currency impacts, while most of the remainder was caused by plant shut downs and higher pension and insurance costs. So, our underlying development was about in line with our expectations.

     In spite of the cost pressures, Ciba Specialty Chemicals maintained support for its all-important research and development efforts.

     In anticipation of its debt repayment of approximately CHF 1 billion due in 2003, the Company successfully launched its first Euro-denominated bond issue, for EUR 500 million, at a very attractive interest rate, further stabilizing its long-term financing. In addition, we were successful in further reducing our net debt by CHF 414 million, an improvement of 28 percent.

     Net income for the year totaled CHF 344 million, or 5.2 percent of sales. Earnings per share were CHF 5.03.

Improving core operations

In the absence of substantial upturns in the markets, Ciba Specialty Chemicals also took the opportunity during this difficult year to put itself into a stronger position for improvements in 2004 and beyond. For example, we made further substantial improvements in our integrated supply chain system. We conducted a thorough review of our pension plans that will lead to more reasonable and predictable financing obligations going forward.

4 Ciba Specialty Chemicals	Business Review 2003

“Ciba Specialty Chemicals will further strengthen its position in Asia-Pacific ... to place Ciba on an even stronger foundation to serve our increasingly global customers.”
Armin Meyer, Chairman of the Board and Chief Executive Officer

Furthermore, in several plants actions have been taken to reduce capacity and increase productivity, including the recently announced modernization and streamlining measures in the Textile Effects production site in Basel. Our group purchasing team identified new ways to bundle volumes and also changed to suppliers operating out of lower cost markets in Asia, Eastern Europe and in dollar-denominated regions. In 2004, we therefore expect somewhat lower overall purchasing prices for the Group. And just recently, we combined the support structures for Germany and Switzerland into one region, Central Europe, to reduce costs and increase speed and efficiency. All of these steps provide for a more dynamic future.

Meeting the new competitive threats

The global economy brings with it not only opportunities, but also new challenges. One of the bigger challenges lately has been highly volatile currency exchange rates, which have continued to adversely impact our profitability margins. Another has been an increase in competition from Asian-based competitors.

     Ciba Specialty Chemicals has had considerable success in managing fluctuating currency rates by reducing its exposures through financial hedging as well as by reallocating part of our purchasing to dollar-based markets. Nevertheless, we still have a structural mismatch between our cost base and our sales markets, which continues to work against us. Considerable cost blocks are geographically located in regions with stronger currencies while, increasingly, our sales are coming from areas with relatively weak currencies.

     Ciba Specialty Chemicals already has a respectably diversified geographical spread, including a strong presence in Asia-Pacific, where historically it was among the first chemical companies to make significant investments. Now, the Asia-Pacific region is responsible for 28 percent of our sales. Over the next few years, Ciba will further strengthen its position there, with necessary capacity expansion primarily in that region to meet market needs. At the same time, we will continue to make the necessary investments in sites in our traditional markets, such as the U.S. and Europe, to maintain a world class standard and competitiveness across the globe.

     This new direction will not only provide us with a better balance between our costs and our sales in the different regions, but it will also allow us to more fully participate in the fast growing Asia-Pacific market and place Ciba Specialty Chemicals on an even stronger foundation to serve our increasingly global customers. Furthermore, we will be better able to meet our Asian-based competitors at their own doorstep.

Superior innovation and time to market

To outperform Asian-based competitors, who are increasingly attacking our markets in a vigorous manner, our answer is to rely on outstanding innovation. That is why we have already raised our efforts and resources in this area over the past few years. We have strengthened the focus of our R&D approach and also increased our Research Fund for high risk/high reward projects from CHF 10 million to CHF 15 million. Additionally, we are continuing our emphasis on reducing time to market. Our target is to satisfy our customers’ needs and dreams through close cooperation and intimacy. Clearly, successful customers will make us even more successful.

Building for the future with “Managing for Growth”

Ciba Specialty Chemicals took a number of steps in 2003 to further strengthen its overall position on all levels. The Company launched “Managing for Growth,” a major new program to drive top-line growth and to foster a culture among all 18,700 employees of focusing on the overriding target of profitable growth. All employees attended special workshops during the year, where they identified concrete steps to generate sustainable, profit-generating new initiatives.

     In addition, 29 projects were initiated, designed to significantly boost revenue in coming years. These include our new Expert Services business unit, to bring the exceptional group-wide expertise to new and existing customers, as well as our new units to drive sales in the growing Gulf States and Eastern European regions. We have also formed a Sales and Marketing Board to leverage opportunities across our wide portfolio of industry segments.

     These projects are targeted to begin showing positive results in 2004 with accelerated contributions coming in 2005. To reach our ambitious mid-term annual sales growth target of 6 percent in local markets, we expect “Managing for Growth” to contribute at least 2 percent of that total, with normal market growth and acquisitions accounting for an additional 2 percent each.

Outlook 2004

Ciba Specialty Chemicals sees only the first signs of an upturn in several of its customers’ industries. However, the Company sees no signs of a sustainable improvement in global business conditions. Therefore, Ciba will continue with firm measures to control costs globally as well as restrict hiring in lower-growth markets specifically.

     For 2004, assuming that business conditions are at least comparable to last year and that currency levels do not worsen, the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to exceed last year’s levels. Considering the Company’s now lowered net current operating assets level, the free cash flow target is between CHF 400 million and 500 million. Should a sustainable economic recovery begin to take shape, the Company would expect a rapid, correspondingly substantial improvement in net income and margins.

     I thank you, dear shareholders, for your trust and continuous support. With our substantially improved cost base and capital base, Ciba Specialty Chemicals is well positioned for an economic upturn.

With best regards,

Armin Meyer
Chairman of the Board and Chief Executive Officer
Ciba Specialty Chemicals

Business Review 2003	www.cibasc.com 5

Corporate governance

Executive Committee

From left to right and top to bottom
Armin Meyer, Chairman of the
Board and Chief Executive Officer

Michael Jacobi,
Chief Financial Officer

Martin Riediker,
Chief Technology Officer

Brendan Cummins,
International Coordination
& Human Resources

Felix Meyer,
Plastic Additives

Hermann Angerer,
Coating Effects

Mark Garrett,
Water & Paper Treatment

Christoph Biedermann,
Textile Effects

Tim Schlange,
Home & Personal Care

Organizational structure

Board of Directors
Members are all non-executive directors and
independent of Ciba Specialty Chemicals, with
the exception of the Chairman, who also serves as
Chief Executive Officer, linking the policies set by
the Board to their operational implementation
by the Executive Committee.

Chief Executive Officer
The Chief Executive Officer heads the Executive Committee.

Chief Technology Officer
The Chief Technology Officer leads the effort to share and
leverage the Company’s core technical competencies across the five business segments and to identify new fields to explore

Group Services
Provide support functions to the segments through
centralized units, which operate on a global basis.

Corporate Finance

International Coordination & HR

Group Service Law & Environment

Group Communications	Segments
Five customer- and market-focused business segments
with responsibility for their own marketing, R&D,
technology, production and sales.

Plastic Additives

Coating Effects

Water & Paper Treatment

Textile Effects

Home & Personal Care

6 Ciba Specialty Chemicals	Business Review 2003

Board of Directors

From left to right and top to bottom
Armin Meyer, Chairman of the
Board and Chief Executive Officer

Kurt Feller, Vice Chairman of
the Board and Lead Director

Gertrud Höhler,
Member of the Board

Uli Sigg,
Member of the Board

Peter Littmann,
Member of the Board

Erwin W. Heri,
Member of the Board

Jean-Marie Pierre Lehn,
Member of the Board

Corporate governance*

The Board of Directors of Ciba Specialty Chemicals defines the strategic direction and supervises the overall affairs of the Company, while the implementation of strategies and the day-to-day management is vested in the Executive Committee. The Board meets at least six times per year and has formed four standing Board Committees – Audit, Finance, Human Resources and Compensation, and Nomination.

     The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company, reflecting recent developments in corporate governance principles including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well-recognized corporate governance standards, in particular with regard to:

–	A Lead Director (to complement the Chairman of the Board) entitled to convene on his own and chair meetings of the Board; in addition, the Lead Director chairs the Human Resources and Compensation Committee; based on interviews with other Board Members, he prepares a review of the Chairman. He also directs meeting modules without the Chairman being present

–	Broad supervisory and reviewing powers for the Board, directly supported by Internal Audit

–	Board Members who are non-executive and independent of the Company, with the exception of the Chairman

–	Board Committees with a majority of non-executive, independent directors

–	Having an Audit Committee exclusively comprised of non-executive and independent directors

–	The Board performing an annual assessment of itself

–	Providing continuous and comprehensive information to Board Members including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management

Topics of the Board in 2003

In 2003, the Board focused on the following key topics besides the overall supervision of the Company’s affairs and the preparation of the annual accounts and the General Meeting of the Shareholders: Group business strategy, Research & Development strategy, IT strategy, Mergers and Acquisitions, supply chain and “Managing for Growth” projects, analysis of products and strategy of the Company’s segments, management development and corporate governance.

*	The Company’s full Corporate Governance report appears in the Financial Review in this Annual Report.

Business Review 2003	www.cibasc.com 7

2003 achievements

30. New electronic system introduced to “color-match” inks, paints and plastics

21. New generation disperse dyes for polyester offer ultra-high wash fastness across multiple color shades

24. Ciba Specialty Chemicals hosts major European conference on new field of ink jet printing for textiles 26. New Ciba® IRGAGUARD® F 3000 series inhibits fungi growth on plastic and rubber surfaces

02. New flocculants range offers more effective waste water treatment 14. Ciba® IRGAZONE™ 997 launched to protect rubber compounds against oxidation

04. Three new performance and protection effects launched for home and fabric care industry

23. Innovative process launched for ink printing on plastics

02. New Ciba® TELIOFORM™ retention and drainage portfolio introduced for paper

14. Ciba Specialty Chemicals issues R&D Awards for improved polymer performance

08. New mid-term target set for portfolio with 33 percent of products less than five years old

8 Ciba Specialty Chemicals	Business Review 2003

R&D strategy

Dr. Martin Riediker, Chief Technology Officer

We hear a lot today about innovation being the cornerstone to success in the specialty chemicals industry. Naturally, it’s important – but just how important for Ciba Specialty Chemicals?

It’s the air we breathe. Ciba actually invented the technology that led to many of the industries in which we are now a leader. We build on our 1,500 R&D people in 22 centers around the world to create breakthrough opportunities.

Other companies speak highly of their R&D programs as well. What sets you apart?

It takes an innovation culture: creativity and willingness to take risks. We have a large toolbox of competencies, unique to us: UV absorption, light stabilization, antioxidant chemistry, polymer chemistry, photophysics, photochemistry. We leverage those competencies right across the Company to build new product platforms quickly.

And maintain a full pipeline of new products.

Of course; but we aren’t setting out just to create a product – our goal is to generate technologies that support many new products.

How would you describe Ciba Specialty Chemicals’ technology strategy?

It has four pillars. First, we want to stay ahead of everybody else in our core competencies. Second, our technology platforms should be unique to us. Third is maximum leverage: we want technologies that cut across the whole product portfolio. And fourth is a healthy mix between mature technologies, growth technologies and emerging technologies, which we can combine to create new product ranges.

The specialty chemicals industry is going through challenging times; how can you justify a technology strategy that emphasizes creativity and risk taking?

You hear about companies concentrating R&D effort on core businesses in a tough market. That’s not how we see things. It’s true that flat markets increase pressure on core business – but there is always potential for growth from innovative technology. And, when markets finally improve, not only do core businesses recover, but you get even bigger growth from innovation. That’s why we’ve maintained our R&D expenditure and established a high risk/high return R&D fund. We’re also shifting the emphasis from extending applications of existing technologies to seeking out new advancement technologies.

Is that a top-down or bottom-up decision?

It has to be both. People in the segments, next to the customer, understand how industries are changing. But it’s also important to have a central technology management process to make sure we get the most value out of our competencies and that we don’t duplicate our efforts.

Is there a formal technology management process?

Yes. You could also call it “common sense in a structured form.” First, we set and review technology strategy, making sure we are optimizing our current competencies and constantly improving our technology position. Next is trend scouting, scanning the commercial and academic worlds for potential threats and opportunities – and indeed some threats can also be opportunities. Then there’s technology planning and portfolio management, which bring together the heads of research from all the segments into the Research and Technology Board; they keep our whole portfolio constantly under review. After that there’s technology development: bringing to market, not just new products, but new product platforms. Finally, there are technology transfer and lifecycle management, to make sure we get into and out of technologies at the right time for our markets.

How do you feel Ciba Specialty Chemicals compares with its competitors in R&D?

I think we’re in a very good position; we have a clear technology architecture. We have a highly focused set of competencies, unique to us, with a very wide range of potential applications. Our strategy is in place and operating. We have the base, the expertise and the structure to be successful going forward.

Business Review 2003	www.cibasc.com 9

Using know-how

Products have limited life cycles, but technologies, properly managed, can give birth to new products and create value year after year. For instance, the green dye used to store optical information on CD-Recordables, one of Ciba Specialty Chemicals’ fastest-growing businesses, is a direct result of its expertise in textile dyestuffs, a business dating back 250 years. Or take polyacrylates – chain-shaped polymer molecules that dissolve in water but can attach to other molecules that are not water-soluble. Polyacrylates are used throughout industry as water absorbers and to remove solids from liquids or keep solids suspended in liquids. Although these molecules have been around for decades, Ciba’s deep understanding of their form and structure means it has been able to create and patent a wide range of new applications, each offering functionality customers cannot get elsewhere.

     Know-how creates incremental improvements to existing products, as well as step changes that open up entirely new markets. Ciba Specialty Chemicals is committed to maximizing leverage from all its technologies: someone working on an application can call on the expertise of researchers across the company. It’s a powerful method for driving innovation.

A polyacrylate is just a chain-shaped polymer – in the same sense that music is just a string of sounds. Knowledge and experience let a talented musician create an amazing range of subtle expression. With the same sort of deep understanding, Ciba Specialty Chemicals has extended polyacrylate technology into a dazzling array of functional applications.

Precision means versatility

Ciba Specialty Chemicals’ Unique Molecular Architecture™ offers precise control over every part of building the polymer: chain length, weight distribution, branching and electrical charge. The result is a world-beating suite of individually crafted agents for separating solids from liquids, designed to offer the greatest functionality to industries as diverse as metal-ore and coal mining, papermaking and waste water treatment. Each application has entirely different needs, but all require functional excellence in real-world conditions. Ciba’s know-how combines a precise control of polymer structure with an insider’s understanding of customer industries.

     In papermaking, expertise in collecting solid paper fibers from process water means Ciba Specialty Chemicals can offer customers the ability to run machines faster without compromising the uniform quality and strength of the finished sheet. Here, it’s not just a single product that makes the difference: it’s providing a two- or three-component system – tuned to the individual mill – that means quality and speed no longer conflict.

Control the flow

Polyacrylate particles from Ciba Specialty Chemicals are also responsible for such subtle effects as “silkiness,” “smooth pickup” and “detangling” in personal care products like skin creams and hair conditioners. These tiny particles, no more than a micron across, absorb water and swell to twice their original size, giving cosmetic formulations a luxurious texture and lustrous appearance without complex or energy-intensive processing.

     Coatings, too, benefit from the precise control of flow offered by custom-designed polyacrylates. Thanks to Ciba Specialty Chemicals’ unique technology, these versatile chains launched a new generation of dispersants. Here, instead of binding solids together as in water or paper treatment, tailor-made polymers with precisely controlled structures push pigment particles apart, giving coatings more stable pigmentation, intense color, higher gloss and easier processing.

Printing at jet speed

This understanding of the interaction of solids and liquids at the microscopic level is also a key reason that ink-jet printing for textiles has seen 100-fold improvements in speed in the last five years, through the close cooperation between Ciba Specialty Chemicals, machine maker Reggiani and printing-head manufacturer Aprion. High-speed printing requires inks with excellent color strength – but also requires a way to prevent inks from spreading into the textile fiber and blurring the image. A polyacrylate-based pretreatment from Ciba Specialty Chemicals not only levels and seals the fiber surface but also contains active ingredients to fix the inks to the textile after printing and drying. Only by combining the right ink and pretreatment chemistries into a single system can ink-jet printing deliver its combination of speed, color and sharpness on every fabric.

Ciba® SALCARE® for skin creams and conditioners	Controlled polymerization: a core competency

Business Review 2003	www.cibasc.com 11

Growing know-how

A lot of the work of Ciba Specialty Chemicals is light management: harnessing, absorbing, filtering, transforming light. Light’s a powerful metaphor for the speed necessary to keep at the forefront of innovation. Customers see Ciba as a leader because it stays technologically ahead of them. The goal is to make their innovation possible; to offer new solutions that inspire their next wave of products.

     It takes a disciplined but adventurous approach to technology management – and a broad geographical presence. Take photoinitia-tors for electronic materials: this is an industry that moves at breakneck speed. Ciba Specialty Chemicals’ R&D people have to be right there with the customers – in this case, in Japan – exchanging know-how. It’s the same with Ciba’s R&D presence in Europe, the U.S., in China, in India: it’s not just maintaining open communication, it’s being where the appropriate technology is emerging.

In technology, growth demands speed. No one simply keeps up with a growth market – to participate, you anticipate. Ciba Specialty Chemicals knows this well from its long experience with the phenomenon that defines speed in our universe: light. Ciba’s pigments and dyestuffs filter light with precisely defined selectivity. Its UV absorbers and light stabilizers tame light’s harmful energy. Its fluorescent whiteners shift light’s wavelength from the invisible to the visible and its greenhouse film additives turn useless ultraviolet light into the rays plants need to thrive. Finally, Ciba photoinitiators transform coatings and materials by capturing light’s power to kick-start hardening: technology that responds, literally, in a flash.

Faster, sharper, brighter

Without photoinitiators, there would be no modern electronics industry. Here, growth and speed have a rule to link them: Moore’s Law, which states that functional component density must double every eighteen months. Cellphones, computers and media players become smaller, faster and more capable – displays sharper, brighter and more colorful. And Ciba Specialty Chemicals is there, with photoinitiators for dense multi-layered circuit boards, packing the functionality of a desktop machine into pocket size. Ciba photoinitiators and pigments for displays keep dots crisp and colors bright, allowing more light to pass through the screen’s layers, saving vital battery power. Ciba’s essential contribution to high-performance displays and microelectronics puts it at the forefront of a market that’s growing by more than 30 percent a year.

Upholding Moore’s Law

The heart of every new machine is the chip – here, advanced generations of photoinitiators from Ciba Specialty Chemicals are helping to crack the limits of functional density. Already, Ciba photoinitiators help define features on microchips that are narrower than the wavelength of light used to create them – but the industry is moving on to yet smaller, ultraviolet wavelengths. The energy intensity of the light itself requires entirely new photoinitiator chemistry; so Ciba is already in the customer’s labs, showing what’s possible, opening doors... helping uphold Moore’s Law.

Curing on demand

Sometimes a technology appears that can reinvent an industry. Germany’s 2003 Farbe & Lack award for innovation went to Ciba Specialty Chemicals researchers for their work on photolatent base curing. This innovation, unique to Ciba, brings all the advantages of light-triggered hardening to a wide new range of coating resins and applications, from wood varnishes to automotive repair finishes.

     Photolatent bases let coatings manufacturers fine-tune their products, adjusting the curing time from hours to minutes and selecting the wavelength of light to initiate the reaction. Users don’t need to bring in high-intensity ultraviolet lights; the curing can be activated with simple tanning lamps or even sunlight. There’s also no need for perfect, even illumination; the curing effect ultimately extends even into shadowed areas. This gives the industry the chance to rethink the whole range of coatings resins, greatly improving efficiency, quality and environmental performance.

     The technology is now in the hands of customers, whose applications will spur further developments. By keeping close contact, from the earliest point, with the industries it serves, Ciba Specialty Chemicals turns award-winning research into award-winning products.

Photoinitiators for integrated circuit chip manufacture	Photolatent bases for coatings

12 Ciba Specialty Chemicals	Business Review 2003

Emerging know-how

There’s no question that nanotechnology and biotechnology have a great potential for society and for Ciba Specialty Chemicals. But it’s important to distinguish between products and technology. There are thousands of technology ideas, from fuel cells to biofeedstocks. The problem is to apply them and bring them to market: to make them economically viable and functionally efficient.

     Ciba Specialty Chemicals has been working on nano-scale materials for years in many of its business lines. Catalysis and biocatalysis are among its core competencies. Through its global technology networks, Ciba has pooled expertise in these areas right across all of the segments. It has set up partnerships with customers and academic institutions. The goal is marshalling know-how: keeping sensitive antennae out in the world, using experience to meet the challenges of new technologies – and helping customers make their dream products a reality.

The future of chemistry is being written on its boundaries, as it shades into other sciences. At the nano-scale, where 250 billion particles could fit on the period ending this sentence, normal rules are suspended and materials with completely new properties become possible. Advances in catalyst and biocatalyst science mean industrial chemical processes can eventually reach the complexity and efficiency of those in living organisms. The opportunities in both fields are huge, but so are the challenges – which is why Ciba Specialty Chemicals takes a structured approach to research, concentrating expertise on the areas that show the greatest promise for the Company.

Tiny scale, big potential

The prospects opened up by nanotechnology appear across all of Ciba Specialty Chemicals’ business segments. In Plastic Additives, nanoparticles promise low-weight composite materials with excellent mechanical performance and flame retardance, as well as films for packaging that could reduce transmission of gases and spoilage of perishable goods. Coating Effects is using nanoparticles to help make transparent automotive clear-coats far more scratch-resistant and to achieve entirely new color effects. Water & Paper Treatment has been supplying nanoparticles to paper-makers for decades – the challenge here is to extend the performance of complete chemical systems to take best advantage of nanotechnology. In Textile Effects, specialized nano-receptors capture unwanted odors, and nano-structures create surfaces that are naturally water- and dirt-repellant. Home & Personal Care is building on the success of Ciba® TINOSORB® M, its submicro-sized sunscreen, to develop new formulations that deliver slow-release active ingredients to the skin through nanocolloids.

     The segment research departments have come together in a single worldwide technology forum, the Nano Network, to share expertise and meet the challenges of working with particles so small they are invisible to optical microscopes. Fortunately, these challenges align well with some of Ciba Specialty Chemicals’ core competencies: colloid and interface science, stabilization, surface modification, polymer synthesis and crystal growth inhibition technology. It’s this vital know-how that turns interesting ideas into real, saleable products – not just for Ciba, but for its customers.

Toward “greener” chemistry

In the chemical industry, how you do something is just as important as what you do: the search never ends for processes that offer better purity, less waste, improved environmental performance and greater cost efficiency – as well as the chance to create entirely new classes of molecules. Ciba Specialty Chemicals carries on this search through its Group-wide research activities in catalysis and biocatalysis. Ciba’s expertise in catalysts is widely recognized and long-standing; the thrust of current research is to supplement that expertise by harnessing the potential of biological agents such as enzymes.

     The Group Research unit has completed its survey of available enzymes and its audit of current and pipeline products to gauge their potential for a biocatalytic approach. It has also identified new opportunities in surface modification as well as enzymatic synthesis of monomers. Beyond this lie further exciting possibilities such as renewable raw materials and cascade reactions, where industrial chemistry can go beyond step-by-step synthesis to multiple, continuous processes occurring simultaneously.

     New technologies are on the brink of delivering on their promise; the key role of research is to connect them to unmet market needs. With its strong portfolio of proprietary competencies and its commitment to in-depth customer knowledge, Ciba Specialty Chemicals makes that connection.

Ciba® TINOSAN® GSD: for fresher garments

Business Review 2003	www.cibasc.com 15

Sharing know-how

Brendan Cummins,

Head of International Coordination and Human Resources

“Whenever I visit one of our sites, anywhere in the world, I’m struck by two contrasting impressions. First, it’s obviously a Ciba Specialty Chemicals site: there are common values and norms everywhere we operate. The other is the strong sense of local community: pride in what’s unique about that particular place. Both are good traditions – and promoting both is an important part of my job.

     Ciba Specialty Chemicals operates around the world; our products are sold into almost every country on earth. We therefore apply international standards of best practice in safety, health, training, employee development and community relations. Ciba strives to promote a shared company culture based on open communication.

     The foundations of our global standards are Ciba Specialty Chemicals’ Code of Conduct and Social Policy Statement, which are posted on our Internet site (www.cibasc.com/career). These commit us to relevant guidelines issued by the United Nations, the Organization for Economic Co-operation and Development (OECD) and the International Labor Organization (ILO) – particularly in such vital matters as anti-discrimination, environment, health & safety, union representation, child or forced labor, bribery, insider dealing and conflict of interest. We also maintain global policies governing employee benefits, compensation, share ownership, recruitment, sales incentives, employee development and performance management.

     We consider these policies more than just guidance documents in binders on a shelf. They are based on global principles that we have reviewed, debated and agreed to endorse because they are important to us. We use them to monitor our effectiveness on a consistent basis across the globe. As a socially responsible company, however, we are never satisfied with the status quo and we are committed to further improvements through continuous critical self-assessment. In that spirit, we welcome your comments.”

People

Safety

Ciba Specialty Chemicals’ global directive for all operations is “Safety First!” The graphs below show the improvements achieved in the frequency and severity of occupational accidents and illnesses since the Company was formed in 1997.

     Safety is an essential part of job training. Most training is site-specific, but during 2003 Ciba Specialty Chemicals implemented a new global initiative for more systematic global training. For example, staff at the Grenzach site in Germany have created 18 modules on universal plant safety procedures. These, together with modules being developed at other sites, are available worldwide through the Company’s Intranet.

     The Occupational Health Management Policy establishes standards and procedures for assessing and monitoring workplace risk and exposure as well as health surveillance. It provides for on-site professionals to evaluate employee health, raise awareness of measures to prevent health risks and improve health, well-being, and quality of life on and off the job.

     On-site occupational health and hygiene training is provided for key personnel across the company. For example, over the past three years in the Basel region, more than 100 chemists and plant managers have attended in-depth training courses on occupational health and industrial hygiene.

Developing a diverse workforce

As a global company, Ciba Specialty Chemicals encourages diversity in its workforce, starting with a non-discriminatory approach to hiring and followed by a consistent approach to management development that offers opportunities for advancement around the world. When high-level managers are sent on overseas assignment, it is expected that part of their job is to train a local successor. Overseas assignments are an important part of management development, helping to build flexibility, communications skills and cultural awareness.

     Ciba Specialty Chemicals works for equality between male and female employees. Men and women receive equal pay for the same job function. The company recognizes the need to further improve opportunities for women to pursue high-level careers in technical, scientific and senior managerial fields. Globally, 22 percent of the management development candidate pool and 14 percent of potential key managers are women.

Communication

Open, clear communication throughout the company is one of Ciba Specialty Chemicals’ core values. Communications operates at several levels: face-

Lost-time accident frequency (number of accidents/1,000 employees)	Lost-time accident severity (number of days lost/million working hours)

Business Review 2003	www.cibasc.com 17

Sharing know-how continued

to-face, electronic and through printed channels such as the employee magazine Network. Global company news is translated into 11 local languages and disseminated with regional news both electronically and in print.

     Communication also flows upward in the organization through team briefings, environment, health and safety “near miss” reporting, suggestion programs and this year’s “Managing for Growth” workshops, where employees proposed and developed projects for achieving the Company’s strategic goal of profitable growth.

     The Company actively supports employee organizations in running their own independent surveys. Recently, all employees in Switzerland were surveyed (around 25 percent of the Company’s workforce). While the survey indicated a high satisfaction level with performance appraisal discussions between employees and managers, it also provided very valuable input into how we could and should do even better – input which we welcome.

Environment

Environmental performance is covered in the Environment, Health and Safety Report portion of this Annual Report. Many production sites also publish local reports on their environmental performance. Ciba Specialty Chemicals encourages open communication between production plants and neighboring communities and the media.

     The Company actively supports the industry’s Responsible Care® program and is implementing its Product Stewardship Guiding Principles, which define how environmental, health and safety aspects of its products are managed throughout their life cycle.

Community

The aim of social policy is to promote good corporate citizenship. A good citizen is also a good neighbor – willing and able to share information, know-how and time. In last year’s Annual Report, Ciba Specialty Chemicals outlined the Company’s commitment to effective community outreach and youth science education; 2003 saw continued action in this direction. Ciba is now formalizing its goals in addressing local community needs.

     Plant safety and environmental performance are naturally the most important issues for communities surrounding Ciba Specialty Chemicals production sites. From “open houses” to dedicated help lines and Community Advisory Panels that bring together key local stakeholders, the Company works to maintain open communication and mutual trust with its neighbors.

     Ciba Specialty Chemicals will continue to support science education, helping promote the positive role chemistry plays in society. In 2003 in Germany, for the fourth consecutive year, Ciba sponsored a region-wide mathematics competition in Hessen – along with internships, information, tours and practical courses for students and teachers – attracting 4,500 entrants and supported by the Hessian Minister for Cultural Affairs. The winners and their families met for a prize weekend coinciding with the “Open Doors Day” at Ciba’s Lampertheim site.

     In Japan, Ciba Specialty Chemicals has been invited to be a key participant in the chemical industry’s Summer School for Chemistry. In Singapore, the Company was approached by the National University of Singapore to be a prime sponsor of its Chemistry Challenge for teenagers; as a result, several of the winners toured Ciba’s research facility and expressed interest in internships with the Company. In the United Kingdom, Ciba gives financial support and employee expertise to “Children Challenging Industry,” a program that brings local schools and industry together to support the science curriculum. Primary school children in communities around Ciba’s facilities have gained a new, strongly positive outlook on chemistry. In France and Italy, some employees devote up to 20 percent of their time teaching chemistry in local schools.

     In South Africa, Ciba Specialty Chemicals is a key supporter of the Swiss-South African Co-operation Initiative (SSACI), which provides essential technical and life-skill training to help young people find jobs or set up in business. SSACI was this year’s winner of the national Mail & Guardian Award for Foundations and Trusts. In Switzerland, Ciba supports, among other things, the “School Lab for Kids”, which involved nearly 2,000 children in hands-on experiments that show the fun side of chemistry. And in the United States, Ciba Specialty Chemicals continues to develop its High School Chemistry Institute, an intensive, two-week program for students from across the country, providing an in-depth introduction to college-level chemistry, industrial applications and the use of state-of-the-art analytical tools and techniques. The program has been running for fourteen years, to great acclaim from teachers, participants and parents.

A culturally diverse management population

18 Ciba Specialty Chemicals	Business Review 2003

Contact information

Ciba Specialty Chemicals Inc. Klybeckstrasse 141 CH-4002 Basel Switzerland Tel. +41 61 636 1111 Fax +41 61 636 1212 Internet address www.cibasc.com	Group Communications
For media inquiries,
please contact:

Headquarters
Switzerland
Thomas Gerlach
Tel. +41 61 636 4444
Fax +41 61 636 3019

United States
Kevin Bryla
Tel. +1 914 785 2692
Fax +1 914 785 2211

Japan
Chisato Akamatsu
Tel. +81 3 5403 8220
Fax +81 3 5403 8223

Singapore
Carolyn Lo
Tel. +65 6890 6130
Fax +65 6890 6107

United Kingdom
Patrick Gorman
Tel. +44 1625 888 288
Fax +44 1625 619 002	Investor Relations
For investor or analyst inquiries,
please contact:

Headquarters
Switzerland
Matthias A. Fankhauser
Tel. +41 61 636 5081
Fax +41 61 636 5111

Siegfried Schwirzer
Tel. +41 61 636 5084
Fax +41 61 636 5111

Share Register
To report shareholder
address or other changes,
please contact:

Share Register
Ciba Specialty Chemicals Holding Inc.
P.O. Box
CH-4002 Basel
Switzerland
Tel. +41 61 636 5791 or
+41 61 636 3559
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Ciba Specialty Chemicals’ 2003 Annual Report
consists of the Business Review, the Financial Review and the
Environment, Health and Safety Report.

The documents are published in both English and German.

This report was produced using Ciba Specialty Chemicals’ products contained in papers, inks and other materials.

The 2003 Annual Report was developed and written by Group
Communications, Corporate Finance and Group Service Law
& Environment, Ciba Specialty Chemicals.

© Ciba Specialty Chemicals Inc. 2004

Design and production: Com.factory AG, Basel
Photography: Gerhard Krischker, Zürich
Painting (p.10): Roger le Marié, Zürich
Illustrations: Roloff, Basel
Printed in Switzerland by Birkhäuser+GBC AG	Forward-looking statements
Forward-looking statements and information contained in this Annual Report and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Business Review 2003

Ciba Specialty Chemicals Inc. Klybeckstrasse 141 CH-4002 Basel Switzerland	Value beyond chemistry

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Financial Review 2003

Table of contents

Management’s discussion and analysis of financial condition and results of operations	4
Consolidated statements of income	16
Consolidated balance sheets	17
Consolidated statements of cash flows	18
Consolidated statements of shareholders’ equity	19
Business segment data	20
Geographic data	22
Notes to consolidated financial statements	23
Report of management	41
Independent auditors’ report	41
Corporate governance	42
Summary of selected financial data	50
Major consolidated subsidiaries and associated companies	52
Ciba Specialty Chemicals Holding Inc. financial statements	54
Glossary of financial terms	56
Contact addresses	57
Financial calendar	57

Financial highlights
(in millions of Swiss francs, except share and per share data)

Year to year comparison

			Change in %

Year ended December 31,	2003	2002	CHF	Local curr.(a)

Net sales	6 646	7 085	(6)	0
Gross profit	2 067	2 356	(12)
Operating income	571	788	(28)	(14)
Income from continuing operations	360	406	(11)
Cumulative effect of change in accounting principles, net of tax(b)	(16)
Net income	344	406	(15)
Earnings per share, basic and diluted	5.03	5.92
EBITDA(a)	937	1 173	(20)	(9)
EBITDA margin(a)	14.1%	16.6%
Operating income margin	8.6%	11.1%
Net cash provided by operating activities	1 033	1 038	0
Free cash flow(a)	728	683	7
Total debt	3 446	3 840	(10)
Net debt(a)	1 049	1 463	(28)
Research and development expenditures	281	294	(4)
Number of employees at period end	18 658	19 007	(2)

(a)	Amounts in local currencies, EBITDA, and EBITDA margin derived therefrom, free cash flow, and net debt are non-U.S. GAAP (United States Generally Accepted Accounting Principles) financial measures. See Use of Certain Supplementary Financial Indicators in Management’s Discussion and Analysis for further discussion of the use of these measures.

(b)	The Company applied FASB Interpretation No. 46 to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust effective July 1, 2003.

See Glossary of Financial Terms

Financial Review 2003	www.cibasc.com/investors 3

Management’s discussion and analysis of financial condition and results of operations
(in millions of Swiss francs, except share and per share data)

Year in review — 2003 compared to 2002

Results of operations	2003	2002

Net sales	6 646	7 085
Gross profit	2 067	2 356
Operating income	571	788
Income from continuing operations	360	406
Cumulative effect of change in accounting principles	(16)	0
Net income	344	406
Earnings per share, basic and diluted:
Continuing operations	5.26	5.92
Cumulative effect of change in accounting principles	(0.23)	0.00
Net income per share	5.03	5.92
Other data
Operating income	571	788
Depreciation and amortization	366	385
EBITDA(1)	937	1 173
Net cash provided by operating activities	1 033	1 038
Free cash flow(1)	728	683
Net debt(1)	1 049	1 463
Shareholders’ equity at year-end	4 245	4 354
Dividend per share(2)	0.00	0.00
Capital reduction per share(2)	3.00	3.00
Key performance ratios
Net sales development	(6)%	(4)%
Net sales development in local currencies	0%	3%
Expressed as a percentage of sales:
Gross profit	31.1%	33.3%
Operating income	8.6%	11.1%
Income from continuing operations	5.4%	5.7%
Net income	5.2%	5.7%
EBITDA	14.1%	16.6%

(1)	EBITDA, free cash flow and net debt are non-U.S. GAAP financial measures. See Use of Certain Supplementary Financial Indicators in this Management’s Discussion and Analysis for further discussion of the use of these measures.

(2)	For 2003, the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to the shareholders resulting from a capital reduction of CHF 3 per share, which is reflected in the table above. The per share amounts presented above for 2002 reflect that no dividend was paid in 2003, based on 2002 results, as well as the capital reduction approved by the Company’s shareholders in 2003, based on 2002 results. For further information see the Operational Review section of this Management’s Discussion and Analysis.

Executive summary

The global economic environment continued to present the Company with significant challenges during 2003. Strongly competitive conditions in mature markets such as textile dyes and inks were contrasted by excellent growth in electronic materials and personal care specialties, where the Company was able to benefit from its strong portfolio of effects products. A similar contrast was evident on a geographical basis. The difficult economic environment heavily impacted traditional sales territories. In particular, the delayed effect of the second half recovery in the U.S. did not provide the Company with a respective upturn in 2003. The European markets performed slightly better and although sluggish in certain areas were generally stable. Asia, on the other hand, again confirmed its potential as the platform for growth, driven especially by another excellent year in China.

     Certain terminology used throughout this Management’s Discussion and Analysis is described in the Glossary of Financial Terms, which can be found on page 56.

Operational review — Sales stable in local currencies despite adverse environment, profitability declines

Net sales at CHF 6 646 million were stable in local currencies. Sales in Swiss francs were again adversely impacted by unfavorable currency developments. Consequently, sales decreased by 6 percent in Swiss francs. Stable sales in local currencies were achieved in spite of a fiercely competitive sales environment, with Asian competitors benefiting from the weak U.S. dollar. The Company was able to defend volumes through effective marketing strategies and continued focus on higher margin specialty applications, and at the same time exploit new and emerging market areas with stronger demand levels.

     In response to difficult competitive conditions, the Company continued to prioritize cash flow generation by further reducing receivable levels, and in the fourth quarter, selectively scaling back certain production operations. This was highly effective in reducing inventory levels with significant positive cash flow being generated as a result. However, this had an adverse impact on profit levels due to higher unabsorbed capacity costs arising from the lower volumes produced during this period.

     Profitability was heavily impacted by adverse currency developments during the year. With the exception of the euro, the Swiss franc appreciated against most major trading currencies, notably the U.S. dollar, and to a lesser extent the British pound and the Japanese yen. Further, price concessions of 3 percent were necessary to maintain competitive position. Raw material costs were relatively stable in 2003.

     The Company continued to focus on efficiency and productivity improvements, ensuring that operating expenses were stable in local currencies supported by further headcount reductions in low-growth regions. The manufacturing infrastructure was successfully realigned in key areas ensuring that the Company remains well positioned to balance future growth potential with production capabilities. In connection with its “Managing for Growth” initiative in 2003, the Company further expanded its presence in China, where an additional 80 positions have been filled in order to support growing activities in the region.

     Gross profit in absolute terms declined from CHF 2 356 million in 2002 to CHF 2 067 million in 2003.

     Operating income decreased by CHF 217 million to CHF 571 million compared to CHF 788 million in 2002. Operating income margin was also lower in 2003 at 8.6 percent compared to 11.1 percent in 2002.

     Income from continuing operations was CHF 360 million or CHF 5.26

4 Ciba Specialty Chemicals	Financial Review 2003

per share in 2003, compared to CHF 406 million or CHF 5.92 per share in the prior year. Net income was CHF 344 million or CHF 5.03 per share in 2003 compared to CHF 406 million or CHF 5.92 per share in the prior year.

     The Company’s EBITDA and EBITDA margin, respectively, were CHF 937 million and 14.1 percent in 2003 compared to CHF 1 173 million and 16.6 percent in 2002.

Cash flow review — Strong operating cash flow enables further strengthening of balance sheet

The Company continued its trend of generating net cash from operating activities in excess of CHF 1 billion and increased free cash flow by 7 percent over prior year to CHF 728 million by offsetting the impact of lower operating performance described above with a successful program in the fourth quarter to substantially reduce its net current operating assets. Every segment succeeded in reducing its working capital requirements. Overall inventories and receivables were reduced significantly resulting in the ratio of net current operating assets to sales decreasing significantly to 24.7 percent. The ratio of inventories to sales dropped from 20.4 percent in 2002 to 18.5 percent in 2003 and the ratio of receivables to sales dropped from 14.3 percent in 2002 to 14.1 percent in 2003.

     Net cash flows used in financing activities totaled CHF 742 million in 2003 as the result of the Company using its cash flows from operations to further strengthen its balance sheet by reducing debt, to pay a high CHF 3 per share distribution to shareholders and to purchase treasury shares under the share buy-back program initiated in 2003. Net debt as of year-end 2003 was lowered by CHF 414 million, or 28 percent, from year-end 2002. During 2003, the Company repaid CHF 1 084 million of long-term debt at its scheduled maturity, which was partially offset by CHF 715 million proceeds from the issuance of EUR 500 million fixed rate unsecured notes maturing 2018.

     Throughout 2003, the Company maintained strong liquidity and at year-end 2003 had a sizeable cash position of CHF 2.4 billion, maintaining its flexibility for future acquisitions.

     Due to the Company’s strong financial position, the Board of Directors will propose at the Annual General Meeting of shareholders on February 26, 2004, a CHF 3 per share cash payout through a further reduction of the nominal value of Ciba Specialty Chemicals’ shares, matching the capital reduction that occurred in 2003, which amounted to CHF 206 million.

     In connection with a share buy-back program initiated in 2003, the Company purchased 1.3 million treasury shares for CHF 117 million. The Board of Directors will propose at the Annual General Meeting of shareholders on February 26, 2004 that these shares be cancelled; this proposal is subject to shareholder approval.

Significant other events

During 2003, the Company settled a tax-related dispute with Novartis that resulted in an additional CHF 39 million of net income from the release of previously established provisions related to the dispute. In addition, the Company capitalized on the recovery in 2003 of the market value of its investment in Hexcel Corporation by selling its remaining Hexcel Corporation shares, which resulted in a CHF 16 million pre-tax gain on sale. The positive income impact of the above two items were partially offset by the recording of an after-tax charge of CHF 16 million for the cumulative effect of the change in accounting that resulted from the adoption in 2003 of a new accounting standard. Each of the above three items are more fully described elsewhere in this Management’s Discussion and Analysis or in the Company’s Consolidated Financial Statements and Notes thereto.

Critical accounting policies

The Consolidated Financial Statements of the Company are sensitive to accounting methods, assumptions and estimates that form the basis of these financial statements and accompanying notes. Critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing the Company’s financial statements and the discussion in this Management’s Discussion and Analysis. Note 1 to the Consolidated Financial Statements in this Annual Report describes the significant accounting policies and methods used in the preparation of the Company’s Consolidated Financial Statements. Following are the Company’s critical accounting policies impacted by judgments, assumptions and estimates.

Impairment testing of property, plant and equipment, goodwill and other intangible assets

As discussed in Note 1, Summary of Significant Accounting Policies, in the Company’s Consolidated Financial Statements, the Company periodically evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment. If such assets are considered to be impaired, they are written down to fair value as appropriate.

     The impairment review process requires management to make significant estimates and judgments regarding the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets as well as other factors to determine the fair value of the respective assets. The key variables that management must estimate in determining these expected future cash flows and fair values include sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these variables.

     The assumptions and conditions for determining impairments of property, plant and equipment, goodwill and other intangible assets, reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

Environmental compliance and expenditures

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments

Financial Review 2003	www.cibasc.com/investors 5

Management’s discussion and analysis of financial condition and results of operations
(in millions of Swiss francs, except share and per share data)

and the need for remediation are probable and the costs can be reasonably estimated. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available.

     The assumptions and conditions for determining the level of the environmental liabilities reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

     For further discussion related to environmental matters, see Note 21 to the Consolidated Financial Statements.

Pension and other postretirement benefits

Many of the amounts recognized in the Consolidated Financial Statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rates of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and postretirement plans. These assumptions can be affected by (i) for the discount rate, changes in rates of return on high-quality fixed income investments currently available in the markets and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund’s assets are invested; (iii) for future compensation levels, changes in labor market conditions; and (iv) for health care cost trend rates, the rate of medical cost inflation in the regions of the world where these benefits are offered to the Company’s employees.

     The weighted average actuarial assumptions used to compute the Company’s pension and postretirement benefit obligations for 2003 and 2002, as well as the U.S. GAAP requirements for accounting for the differences between actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs, are disclosed in Note 18 to the Consolidated Financial Statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement obligations and expenses in future accounting periods.

Income taxes

Deferred tax assets and liabilities are determined using enacted tax rates for temporary differences between the book and tax bases of assets and liabilities, as well as the effects of net operating losses carried forward in certain tax jurisdictions in which the Company operates that may be utilized to offset future taxable income and similar tax credits carried forward that may be utilized to reduce future taxes payable. The Company records valuation allowances on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowances, certain judgments are made by management relating to recoverability of deferred tax assets, use of tax loss and tax credit carryforwards, levels of expected future taxable income and available tax planning strategies.

     The assumptions involved in making these judgments are updated periodically by management based on current business conditions that affect the Company and overall economic conditions. These management judgments are therefore subject to change based on factors that include, but are not limited to (i) changes in the profitability of the Company’s subsidiaries, as well as for the Company as a whole, (ii) the ability of the Company to successfully execute its tax planning strategies and (iii) the accuracy of the Company’s estimates of the potential effect that changes in tax legislation, in the jurisdictions where the Company operates, may have on the Company’s future taxable profits. Failure by the Company to achieve forecasted taxable income or to execute its tax planning strategies may affect the ultimate realization of certain deferred tax assets. Factors that may affect the Company’s ability to achieve sufficient forecasted taxable income or successfully execute its tax planning strategies include, but are not limited to, increased competition, general economic conditions, a decline in sales or earnings, loss of market share, delays in product availability or changes in tax legislation. In addition, the Company operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions have been made for any additional taxes that may result from any tax audits of historical periods that are currently ongoing or that may occur.

Financial review

Sales stable in local currencies

Net sales in local currencies were similar to those of prior year. In Swiss francs, sales decreased by 6 percent to CHF 6 646 million. Sales development in 2003 compared to 2002 resulted from the following factors:

Consolidated sales development	2003 compared to 2002

Volume/product mix	3%
Price	(3)%
Currency	(6)%

Total in Swiss francs	(6)%

In local currencies, sales levels at the start of the year recovered from the low levels of late 2002, reflective of more upbeat customer expectations at that time as to the level of economic recovery. However, as economic development continued to be sluggish, this optimism receded and the Company’s sales levels likewise began to recede during the second quarter, ending the year at similar levels to 2002 in local currencies. In Europe, sales levels during the first half of the year were slightly higher than the prior year period in local currencies, but deteriorated in the latter part of the year, ending the year slightly below prior year levels in local currencies. The NAFTA region showed signs of improvement during the first half of the year, with recovery well underway in the U.S. by the end of the year. However, the positive effect of the upturn was not yet fully reflected throughout all industry sectors, including those served by the Company. Asia continues to be the global growth engine, with excellent performances in most of the region, notably China.

     Contributing to the sales decline in Swiss francs was the strengthening of the Swiss franc compared to most major trading currencies, particularly against the U.S. dollar, and to a lesser extent the British pound and Japanese yen, partially offset by the appreciation of the euro. This resulted in a reduction in sales in Swiss francs of 6 percent compared to 2002. The Company continued to experience a difficult competitive environment

6 Ciba Specialty Chemicals	Financial Review 2003

resulting in price erosion of 3 percent. The negative impact of lower prices, however, was offset by volume/product mix gains of 3 percent.

     Sales in Swiss francs increased in most of the major markets in Europe, with the exception of the U. K. and Italy. The performance in Swiss francs was partially attributable to the stronger euro. In local currencies, sales declined in varying degrees across most major markets. In the Americas, sales in the U.S. decreased both in local currency and in Swiss francs. Sales in South America grew in local currencies but declined in Swiss francs. In Asia Pacific, sales increased in local currencies fuelled by the strong result in China. Japan also achieved positive growth in local currency. However, sales in the region overall were lower in Swiss francs.

Geographic sales distribution	2003	2002

Europe	41%	38%
Americas(1)	31%	35%
Asia Pacific(2)	28%	27%

(1)	The Americas are comprised of North, Central and South America.

(2)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

Profit margins deteriorate in adverse sales climate

Gross profit margin in 2003 decreased to 31.1 percent of sales from 33.3 percent in the prior year. Margins were adversely impacted by currency exchange rate developments. Sales volume gains of 3 percent were completely offset by price erosion as the Company faced stiff competition particularly in mature markets. Production expenses were lower in Swiss francs and were stable in local currencies. Higher levels of unabsorbed costs occurred in 2003 that were mainly due to temporary production shutdowns in the fourth quarter, improving cash flow due to lower purchasing activities, but adversely impacting profitability. Raw material costs increased in the early part of the year and peaked in the second quarter; by the end of the year raw material prices decreased and overall were similar to prior year levels.

Selling, general and administrative expenses stable

Selling, general and administrative expenses in Swiss francs decreased by CHF 62 million, from CHF 1  247 million in 2002 to CHF 1 185 million in 2003. In local currencies, these costs remained stable. Selling, general and administrative expenses expressed as a percentage of sales were 17.8 percent in 2003 compared to 17.6 percent in the prior year. Higher costs for pensions and insurance were incurred in 2003. The Company continues to pursue cost containment strategies in the current business climate, ensuring that tight cost controls are in place for day-to-day operational expenditures. Further headcount reductions were made in order to align the Company’s cost structure with its business needs.

Investment in research and development sustained

Research and development expenses as a percentage of sales remained at 4.2 percent in 2003 as for 2002. In absolute terms, research and development expenses decreased slightly by CHF 13 million to CHF 281 million in 2003 from CHF 294 million in 2002. This was mainly due to currency effects.

     The Company has historically invested and plans to continue to invest approximately 4 percent of sales in research and development activities. In addition, pursuant to its commitment to innovation, the Company in 2002 created a Research Fund for high risk/high reward projects, allowing up to CHF 15 million additional research and development expenses annually for such projects.

Operating income and EBITDA adversely affected by lower sales levels and unfavorable currency developments

	2003	2002

Operating income	571	788
EBITDA	937	1 173
Operating income margin	8.6%	11.1%
EBITDA margin	14.1%	16.6%
2003 compared to 2002
Operating income	(28)%
EBITDA	(20)%

Operating income fell by CHF 217 million in 2003, and operating income margin deteriorated to 8.6 percent of sales in 2003 from 11.1 percent in the prior year. Contributing to this result was the combined effect of adverse currency development, sales price reductions that were partially offset by volume increases, and a stable cost base achieved through tight expense control during the year. The strengthening of the Swiss franc against the U.S. dollar, and to a lesser extent, against most other major currencies negatively impacted operating income by approximately CHF 111 million in 2003.

     EBITDA decreased to CHF 937 million in 2003 compared to CHF 1 173 million in the prior year, of which approximately CHF 134 million was due to unfavorable currency developments. EBITDA margin decreased to 14.1 percent of sales in 2003 from 16.6 percent in 2002.

Segments results

Plastic Additives results

Sales decreased to CHF 1 722 million in 2003 or by 5 percent in Swiss francs and increased by 1 percent in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002

Volume/product mix	4%
Price	(3)%
Currency	(6)%

Total in Swiss francs	(5)%

Sales increased slightly in local currencies driven by a solid performance in Polymer products, despite ongoing competitive price pressures as a result of the weak U.S. dollar. Base polymers sales decreased marginally in local currencies with the major market areas generally sluggish. Sales in process and lubricant additives increased slightly in local currencies despite customer inventory reductions affecting sales in the fourth quarter. Sales decreased, however, in Swiss francs. The Segment continues to experience strong price pressures, and price concessions were necessary to maintain the Segment’s competitive position. The Segment was successful, however, in slowing this trend during the second half of 2003.

     Geographically, sales in Europe increased in both Swiss francs and in local currencies. Growth was generally positive across the region, driven by a solid performance in Germany in particular. In the Americas, sales levels were below those of prior year both in Swiss francs and in local currencies. In the United States, sales levels did not recover from a slow start, remaining sluggish throughout the year resulting in lower sales levels in local currency. Sales in South America increased in local currencies. In Asia Pacific, sales increased in local currencies but decreased in Swiss

Financial Review 2003	www.cibasc.com/investors 7

Management’s discussion and analysis of financial condition and results of operations
 (in millions of Swiss francs, except share and per share data)

francs. The major territories posted strong sales development in local currencies, buoyed by an excellent result in China and continued recovery in Japan where sales levels were also higher in Swiss francs.

Operating income	2003	2002

Absolute in CHF	178	245
As a percentage of sales (operating income margin)	10.3%	13.5%
EBITDA
Absolute in CHF	72	346
As a percentage of sales (EBITDA margin)	15.8%	19.1%

Operating income and EBITDA decreased primarily due to lower sales and a strongly adverse currency impact. Operating expenses remained at prior year levels in local currencies and were lower in Swiss francs, although idle capacity costs increased due to both start-ups of additional capacity and temporary plant shutdowns for inventory reduction purposes. These higher idle capacity costs coupled with raw material price increases and adverse sales price development resulted in lower gross profit levels. Selling, general and administration expenses were lower both in Swiss francs and in local currencies. The Segment maintained its investment level in research and development activities at approximately 5 percent of sales.

Asset management	2003	2002

Net current operating assets:
Absolute in CHF	327	378
As a percentage of sales	19%	21%
Capital expenditures in CHF	59	86
Invested capital in CHF	1 127	1 236
Total assets in CHF	1 378	1 493

The Segment was successful in reducing its asset base in 2003. Despite higher sales volumes, inventory levels decreased in both absolute and intensity terms. Receivable levels were also lower in absolute terms but increased slightly in intensity. Payable levels decreased slightly from prior year levels. Capital expenditures were mainly focused on efficiency and improvements programs at production facilities and were well below the level of depreciation. The combined effects of the reduction in net current assets, lower capital investment than depreciation expense and currency effects led to both total assets and invested capital being slightly lower than prior year levels.

Coating Effects results

Sales decreased to CHF 1 807 million in 2003 or by 6 percent in Swiss francs and were stable in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002

Volume/product mix	4%
Price	(4)%
Currency	(6)%

Total in Swiss francs	(6)%

Sales performance across the Segment was mixed. Positive sales growth in local currencies was achieved in the electronic materials market driven by demand for flat-panel monitors and televisions in the displays sector, in addition to strong growth in the optical information storage market for CD-R products. Sales in the coatings business were higher in local currencies fuelled by solid results in both the transportation and the industrial and decorative coating markets. The Segment continues to leverage its wide range of targeted product applications into the plastics market and delivered positive growth in local currencies despite intense competition. Demand remained weak in the traditional printing inks market, although digital printing products continued to grow strongly in 2003.

     Geographically, in Europe sales decreased both in local currencies and in Swiss francs. Sales declines were evident across most major countries with the exception of Germany, where sales were stable in local currency and increased in Swiss francs. In the Americas, sales levels decreased slightly in local currencies and more so in Swiss francs. Sales levels in the U.S. were mainly stagnant and ended the year below prior period levels in local currency. Asia Pacific sales grew in local currencies and decreased slightly in Swiss francs. The positive result in local currencies was fuelled by strong performances in both China and Japan. This was augmented by positive growth levels in local currencies throughout the remainder of the region.

Operating income	2003	2002

Absolute in CHF	300	341
As a percentage of sales (operating income margin)	16.6%	17.7%
EBITDA
Absolute in CHF	397	440
As a percentage of sales (EBITDA margin)	22.0%	22.9%

Operating income and EBITDA decreased both in absolute terms and as a percentage of sales, mainly due to lower sales and unfavorable currency development. Production expenses were lower in Swiss francs despite increases in utility costs. Lower raw material and production expenses could not fully offset the effects of sales price declines and adverse currency developments, resulting in gross profit deterioration in both absolute and intensity terms. Selling, general and administrative costs were lower in Swiss francs and were stable in local currencies. Investment in research and development continued at the previous high level of approximately 5 percent of sales.

8 Ciba Specialty Chemicals	Financial Review 2003

Asset management	2003	2002

Net current operating assets:
Absolute in CHF	520	575
As a percentage of sales	29%	30%
Capital expenditures in CHF	79	74
Invested capital in CHF	1 773	1 834

Total assets in CHF	2 020	2 107

The Segment maintained its focus on effective management of its operating assets. Inventory levels were below those of the prior year and improved in both absolute and intensity terms. Receivable levels were also lower in both absolute and intensity terms. Payable levels decreased from prior year levels. Capital expenditures were focused primarily on efficiency and productivity programs and were below the level of depreciation. The combination of currency effects, lower investment than annual depreciation in fixed assets and the effective management of current assets led to a reduction in total assets and invested capital.

Water & Paper Treatment results

Sales decreased to CHF 1 349 million in 2003 or by 4 percent in Swiss francs, but increased by 2 percent in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002

Volume/product mix	4%
Price	(2)%
Currency	(6)%

Total in Swiss francs	(4)%

Water Treatment sales increased in local currencies, but were lower in Swiss francs. Solid performances in local currencies were achieved across the Segment’s main market sectors, although the impact of competitive pricing pressure continues to negatively affect sales performance. Sales levels in the paper business overall were below prior year levels in local currencies and in Swiss francs, although good results were achieved in the paper coloration and water management sectors.

     Geographically, sales in Europe increased in both Swiss francs and in local currencies. Positive sales development was evident across much of the region with France and the U.K. leading the way, delivering solid growth levels in local currencies. Germany posted a slight increase in Swiss francs helped by the stronger euro. Sales declined in the Americas both in local currencies and in Swiss francs. Sales in the U.S. remained below prior year levels throughout the year both in local currency and in Swiss francs. South America posted sales growth in local currencies, but sales were lower in Swiss francs. Asia Pacific again demonstrated excellent growth levels in local currencies overall, particularly in China and Japan, augmented by robust performances in Africa/Middle East, where sales increased both in local currencies and in Swiss francs.

Operating income	2003	2002

Absolute in CHF	85	98
As a percentage of sales (Operating income margin)	6.3%	7.0%
EBITDA
Absolute in CHF	168	186
As a percentage of sales (EBITDA margin)	12.5%	13.2%

Operating income and EBITDA decreased both in absolute terms and as a percentage of sales. These decreases were due to sales price reductions and higher raw materials costs that could only be partially offset by lower production costs in Swiss francs, although these increased slightly in local currencies. Positive sales volume gains only partially offset the above negative effects. Selling, general and administrative costs were lower in Swiss francs and slightly lower in local currencies. Investments in research and development remained at the prior year level of approximately 2 percent of sales.

Asset management	2003	2002

Net current operating assets:
Absolute in CHF	290	335
As a percentage of sales	22%	24%
Capital expenditures in CHF	42	35
Invested capital in CHF	2 271	2 429
Total assets in CHF	2 460	2 606

The Segment managed to reduce its asset base below prior year levels. Inventories decreased both in absolute and intensity terms. Receivable also decreased in absolute terms, but increased slightly in intensity terms. Capital expenditures were higher due partially to certain expenditures deferred from prior year. Investments continued to be focused mainly on small-scale debottlenecking and productivity improvement projects. The combination of currency fluctuations, lower investment than annual depreciation in fixed assets and the effective management of current assets led to a reduction in total assets and invested capital.

Textile Effects results

Sales decreased to CHF 1 401 million in 2003 or by 9 percent in Swiss francs and by 3 percent in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002

Volume/product mix	0%
Price	(3)%
Currency	(6)%

Total in Swiss francs	(9)%

The Segment continued to experience a weak textile dyes market subject to fierce competitive activity from both traditional and non-traditional suppliers. Sales levels were well below prior year both in local currencies and in Swiss francs. Competition in the wool business remains intense. A more encouraging outlook is noted in cellulose exhaust dyes, where demand is growing for the Segment’s newer ranges that offer superior quality and performance to classical commodity products. In the pad and printing dyes sector, gains in the ink jet and printing businesses were offset by lower sales in reactive dyes where market conditions remain sluggish. In the textile chemicals markets, sales levels were higher in local currencies, but were lower in Swiss francs. Continuing the trend of prior year, the Segment again posted a strong result in effects chemicals, where demand for its innovative oil and water repellant products remains strong.

     Geographically, sales in Europe were below prior year levels in both Swiss francs and in local currencies. Sales declines were evident across the main European markets, with the exception of Turkey, where sales

Financial Review 2003	www.cibasc.com/investors 9

Management’s discussion and analysis of financial condition and results of operations
(in millions of Swiss francs, except share and per share data)

developed positively both in Swiss francs and in local currency. In the Americas, sales declined in Swiss francs and in local currencies. In the U.S., sales were well below prior year levels in both Swiss francs and in local currency. In the Asia Pacific region, sales increased slightly in local currencies, particularly in the China and South Asia regions, but declined overall in Swiss francs.

Operating income	2003	2002

Absolute in CHF	69	142
As a percentage of sales (Operating income margin)	4.9%	9.2%
EBITDA
Absolute in CHF	129	208
As a percentage of sales (EBITDA margin)	9.2%	13.5%

Operating income and EBITDA decreased in both absolute terms and as a percentage of sales, reflective of the overall weak sales performance. The Segment successfully realigned certain key components of its productive infrastructure, with the result that operating expenses were below prior year levels in both Swiss francs and, to a lesser extent, local currencies. Selling, general and administrative costs were lower in Swiss francs compared to the prior year, due to the lower cost base achieved primarily from further headcount reductions. Investment in research and development remained stable at approximately 2 percent of sales.

Asset management	2003	2002

Net current operating assets:
Absolute in CHF	439	532
As a percentage of sales	31%	34%
Capital expenditures in CHF	29	34
Invested capital in CHF	1 115	1 291
Total assets in CHF	1 304	1 495

The Segment was successful in reducing its net current operating assets. Inventory levels were significantly lower than prior year levels both in absolute and intensity terms. Receivable levels were also lower in absolute and intensity terms, benefiting from effective credit management. Payable levels decreased from prior year levels partially due to lower purchasing activity in the fourth quarter. Capital expenditures were well below both prior year levels and depreciation expense for the period. The combination of effective management of current assets and lower capital investment than annual depreciation in fixed assets, together with currency fluctuations, resulted in a reduction of total assets and invested capital.

Home & Personal Care results

Sales decreased to CHF 367 million in 2003 or by 8 percent in Swiss francs and increased by 1 percent in local currencies. Sales development in 2003 compared to 2002 resulted from the following factors:

Sales development	2003 compared to 2002

Volume/product mix	1%
Price	0%
Currency	(9)%

Total in Swiss francs	(8)%

Sales in Home & Personal Care increased slightly in local currencies, but were again adversely impacted by the strong Swiss franc, particularly in the first half of the year as a significant proportion of the Segment’s sales are denominated in U.S. dollars. Sales in personal care increased in local currencies and were stable in Swiss francs. Lower sales in hygiene effects were offset by excellent growth in new effects products, especially UV-filters. In the home and fabric care market sector, sales were lower both in local currencies and in Swiss francs.

     Geographically, sales in Europe increased both in Swiss francs and in local currencies, driven especially by strong growth in Germany and France. In the Americas, sales decreased slightly in local currencies and were much lower in Swiss francs, as a result of the difficult U.S. market. Central America posted a sales increase in local currencies but sales were lower in Swiss francs. In Asia Pacific, sales increased slightly in local currencies, but declined in Swiss francs.

Operating income	2003	2002

Absolute in CHF	32	56
As a percentage of sales (Operating income margin)	8.8%	14.0%
EBITDA
Absolute in CHF	58	82
As a percentage of sales (EBITDA margin)	15.7%	20.6%

Operating income and EBITDA, both in absolute terms and as a percentage of sales, were adversely affected by lower sales and unfavorable currency fluctuations. Further decreases in production costs, partially offset by higher idle capacity costs, could not offset the strongly adverse currency impact thereby resulting in lower operating income and EBITDA margins. Selling, general and administrative costs were lower in Swiss francs and increased slightly in local currencies compared to prior year. Investments in research and development activities continued at the high level of approximately 8 percent of sales, indicative of the Segment’s focus on innovation.

Asset management	2003	2002

Net current operating assets:
Absolute in CHF	91	93
As a percentage of sales	25%	23%
Capital expenditures in CHF	18	18
Invested capital in CHF	281	294
Total assets in CHF	337	356

The Segment again achieved a reduction in its asset base. Both inventories and receivables decreased slightly in absolute terms but increased in intensity terms. Payable levels decreased slightly. Capital investments were sim-

10 Ciba Specialty Chemicals	Financial Review 2003

ilar to prior year levels, continue to focus primarily on efficiency and productivity programs and were below the level of depreciation expense. The effects of the reduction in net current assets, lower capital investment than annual depreciation in fixed assets, together with currency fluctuations, resulted in a reduction of total assets and invested capital.

Consolidated balance sheets

Selected balance sheet data as of December 31,	2003	2002

Cash and cash equivalents and short-term investments	2 397	2 377
Total assets	11 098	11 792
Total shareholders’ equity	4 245	4 354

The continued emphasis on the management of operational assets led to a reduction in total assets of CHF 714 million, excluding cash and cash equivalents and short-term investments. Approximately 60 percent of this reduction was achieved through continued proactive asset management in areas such as inventories and accounts receivable, and through the continued efforts to focus the Company’s capital expenditures on efficiency and safety improvement related items. Proposed investments in additional production capacity continue to be carefully evaluated to ensure that sufficient market demand exists to justify the investment. The Company also continues its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

     The remaining asset reduction resulted from the change between December 31, 2002 and 2003 in year-end currency exchange rates, which are used to translate the Company’s various non-Swiss franc denominated balance sheet items located around the world into Swiss francs. In particular, the U.S. dollar depreciated by 13 percent, and the euro appreciated by 7 percent, from year to year against the Swiss franc.

Liquidity and capital resources

In recent years, the Company’s sources of liquidity have primarily been provided by operations and funds from capital markets. The management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future.

Treasury management

The international financial markets in 2003 remained volatile. The major trends in the markets, which were the focus of the Company’s treasury management initiatives, included movements in interest rates as well as the continued weakening of the U.S. dollar against the Swiss franc, and during the latter part of the year, the strengthening of the euro against the U.S. dollar.

     As a consequence of the slow economic recovery and political instability experienced in 2003, global interest rates fell below 2002 levels reaching a trough at approximately mid-year 2003, before rising slightly from mid-year levels. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to further reduce the average cost of its total borrowings from 4.02 percent in 2002 to 3.84 percent in 2003. As a consequence of this interest cost reduction as well as lower overall debt levels, the Company’s net interest cost, which is interest expense less interest income, decreased by CHF 2 million to CHF 108 million in 2003 compared to CHF 110 million in 2002.

     During 2003, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.42 to a low of approximately CHF 1.24. The Swiss franc balance sheet year-end rate was at CHF 1.25 against the U.S. dollar in 2003 versus CHF 1.43 at the end of 2002. During 2003, the euro fluctuated against the Swiss franc from a high of approximately CHF 1.57 to a low of approximately CHF 1.46. At the end of 2003, the Swiss franc was at a level of CHF 1.56 against the euro versus CHF 1.46 at the end of 2002.

     The Company, in accordance with its stated risk management policy, continues to monitor its currency exposures and, where appropriate, enters into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executes foreign currency transactions, when considered cost effective, to protect the cash flows of its operating companies against unfavorable foreign currency movements.

     In 2003, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, was CHF 24 million, a decrease of CHF 81 million, compared CHF 105 million in 2002. Of this decrease, CHF 59 million resulted from the Company’s investment in Hexcel Corporation (“Hexcel”). In 2002, the Company recorded a CHF 38 million expense for the unrealized loss on this investment that was deemed to be other than temporary. In 2003, however, the market value of Hexcel improved significantly and the Company sold its remaining shares in Hexcel, realizing a CHF 16 million gain.

Capital resources

The Company’s policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury group based on the Company’s aggregate exposure.

     Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. In accordance with its hedging policy, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes. For further information see Note 9 to Consolidated Financial Statements.

     Throughout 2003, the Company continued to maintain its long-term debt ratings of ‘A’ from Standard & Poor’s and of ‘A2’ from Moody’s. In Management’s opinion, based on the Company’s current financial position, its credit protection ratios are strong for its rating category. Consequently, management believes that the Company will continue to be able to access global capital markets to meet its capital requirements as required.

     The Company’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Company which cannot be predicted or controlled, management, for the next one to two years, intends to maintain the Company’s capital expenditure levels generally in the range of the past three years. The Company is not currently subject to any commitment for capital expenditures that individually is material to the Company.

     For further information on capital resources available to the Company, see Notes 12 and 13 to Consolidated Financial Statements.

Financial Review 2003	www.cibasc.com/investors 11

Management’s discussion and analysis of financial condition and results of operations
(in millions of Swiss francs, except share and per share data)

Net debt

The table below shows the components of net debt at December 31, 2003 and 2002:

Net debt	2003	2002

Short-term debt	259	1 496
Long-term debt	3 187	2 344
Total debt	3 446	3 840
Less: cash and cash equivalents	(2 386)	(2 361)
Less: short-term investments	(11)	(16)
Net debt	1 049	1 463

The Company maintains short-term debt facilities, including commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements, which are described in Note 12 to the Consolidated Financial Statements.

     The Company’s long-term debt in 2003 and 2002 consisted primarily of Euro Medium-Term Notes (EMTN Program), convertible bonds, and straight bonds, which are described in Note 13 to the Consolidated Financial Statements. The current portion of long-term debt totaled CHF 1 million at December 31, 2003 and CHF 1 198 million at December 31, 2002.

     The continued generation of cash flows from operations in excess of 1 billion Swiss francs allowed the Company to reduce net debt levels in Swiss franc terms by CHF 414 million in 2003. Short-term debt, excluding the current portion of long-term debt, was reduced by CHF 40 million in 2003. This was achieved through the Company’s ability to finance its working capital needs through cash flows generated from its operating activities.

     Long-term debt, including current portion, decreased by a net CHF 354 million as the result of repayments of existing debt that matured during 2003, partially offset by the issuance of new debt during 2003 (see Note 13 to Consolidated Financial Statements).

     The Company’s commercial paper and EMTN programs are uncommitted and the availability of future funds there under depends to a large extent on market conditions. The Company may, if and when it is economically advantageous, issue new debt. As of December 31, 2003, the Company had available borrowings under the EMTN Program of approximately CHF 1.8 billion; however it currently has no plans to utilize this program in the future.

Cash flows

The net increase in cash and cash equivalents of CHF 25 million from December 31, 2002 to December 31, 2003 resulted from cash flows provided by or used in the Company’s operating, investing and financing activities.

Cash flows from operating activities	2003	2002

Net income	344	406
Depreciation and amortization	366	385
Net change in operating assets and liabilities	302	8
Other, net	21	239
Net cash provided by operating activities	1 033	1 038

During 2003, the Company’s focus on operating asset management enabled it to continue to generate cash from operating activities in excess of CHF 1 billion despite having lower net income and depreciation and amortization during 2003 than in 2002. This was accomplished by offsetting the impact of lower operating performance with a successful program in the fourth quarter of 2003 to substantially reduce net current operating assets.

Cash flows from investing activities	2003	2002

Capital expenditures	(233)	(250)
Sale (acquisition) of businesses, net of cash	(71)	(116)
Proceeds from sale of assets and changes in loans and other long-term assets	65	17
Net cash provided by (used in) investing activities	(239)	(349)

Net cash used in acquisition and divestment activities in 2003 consisted primarily of a CHF 71 million payment for separation costs attributable to the past divestment of the Performance Polymers business. Also included is an aggregate CHF 23 million for the acquisition of additional interests in two equity affiliates in Asia, where the Company is experiencing significant sales growth. These cash outflows were partially offset by proceeds of CHF 21 million from the sale of the Company’s remaining Hexcel shares.

     In 2002, the net cash used in acquisition and divestment activities amounted to CHF 116 million. The most significant costs incurred related to additional cash payments for separation cost attributable to the divestment of the Performance Polymers business, which amounted to approximately CHF 69 million. This was lower than the Company’s prior year estimate of cash payments to be made due to delays in the settlement of certain matters between the parties that were out of the direct control of the Company. The remaining CHF 47 million was used primarily for minor strategic business acquisitions, including the acquisition of the flame retardant business of Melapur B.V. from DSM N.V.

Cash flows from financing activities	2003	2002

Increase (decrease) in short-term and long-term debt, net	(394)	4
Dividends paid	0	(134)
Capital reduction paid	(206)	(69)
Treasury stock transactions and other	(142)	343
Net cash flows provided by (used in) financing activities	(742)	144

For discussion of cash flows from short-term and long-term debt, see the Net Debt section of this Management’s Discussion and Analysis and Notes 12 and 13 to Consolidated Financial Statements.

     At the Company’s Annual General Meeting on March 6, 2003, the shareholders approved the Board of Directors’ proposal for a payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 9 per share to CHF 6 per share. The Company paid the capital reduction on May 23, 2003, which totaled CHF 206 million.

12 Ciba Specialty Chemicals	Financial Review 2003

     At the Company’s Annual General Meeting on March 22, 2002, the shareholders approved the Board of Directors proposal for an unchanged dividend of CHF 2 per share and an extraordinary payment to the shareholders in the form of a capital reduction of CHF 1 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. The Company paid the dividend on March 27, 2002, which amounted to CHF 134 million and paid the capital reduction on June 28, 2002, which totaled CHF 69 million.

     In connection with its share buy-back program initiated in 2003, the Company purchased 1.3 million treasury shares for CHF 117 million. The Board of Directors will propose at the Annual General Meeting of shareholders on February 26, 2004 that these shares be cancelled; this proposal is subject to shareholder approval. For further details, refer to Note 16 to Consolidated Financial Statements.

Free cash flow	2003	2002

Net cash from continuing operations	1 033	1 038
Add: restructuring payments	0	12
Less: net cash used in investing activities	(239)	(349)
Add: sale (acquisition) of business, net of cash	71	116
Less: dividends(1)	(137)	(134)
Free cash flow	728	683

(1)	The Company considers CHF 2 per share to be the normal annual per share dividend amount expected by its shareholders. As a result, this amount is used in the Company’s calculation of free cash flow. Actual per share dividends or other distributions to shareholders may differ from this per share amount (see the Operational Review section of this Management’s Discussion and Analysis above).

The Company historically has utilized free cash flow to maintain short-term debt at stable levels, to repay long-term debt according to payment terms or earlier when economically advantageous to the Company, for acquisitions of businesses or treasury shares, and to pay distributions to shareholders.

     Free cash flow generation in 2003 remained strong, growing by CHF 45 million over the amount generated in 2002. The Company was able to accomplish this despite the difficult economic environment during 2003 primarily as a result of being able to maintain the consistent level of net cash from operations discussed above combined with having spent in 2003 less on investment-related activities, excluding acquisitions, than in each of the two prior years. Free cash flow generated in 2003 was used for debt repayment and for small strategic acquisitions.

Long-term obligations, commitments and contingencies

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. The Company had outstanding at December 31, 2003, various long-term obligations that will become due in 2004 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company’s future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2003, the Company’s current estimate of their annual maturities.

Payments by year, as from December 31, 2003

		Less			More
		than	1 to 3	3 to 5	than
	Total	1 year	years	years	5 years

Long-term debt, including current portion(1)	3 134	1	265	1 212	1 656
Long-term obligations, including current portion(2)	1 487	70	148	151	1 118
Raw material purchase commitments	253	122	88	43	—
Fixed assets and other purchase commitments	176	97	63	4	12
Lease commitments	86	39	33	10	4

Total	5 136	329	597	1 420	2 790

(1)	Long-term debt shown is the face amount of the debt obligations. The amounts reported on the Consolidated Balance Sheets and in Note 13 to Consolidated Financial Statements are net of discounts and premiums, in accordance with U.S. GAAP.

(2)	Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2003. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included are liabilities related to environmental matters, which are further discussed in Note 21 to Consolidated Financial Statements.

In addition to the long-term obligations and commitments disclosed above, the Company, in the normal course of business, provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees. As of December 31, 2003, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 17 million, of which CHF 15 million expire in 2004, CHF 1 million expire in 2005 and CHF 1 million expire thereafter (see Note 21 to Consolidated Financial Statements).

Effective income tax rate

The Company reported an effective income tax rate of 17 percent in 2003, a reduction of 10 percent compared to 27 percent reported in 2002. Substantially all of this reduction in the effective tax rate is due to the occurrence in 2003 of a non-recurring event. In their past tax audit of the Company’s operations in Grenzach, Germany, the German tax authorities had made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management was of the opinion that the total liability owed resulting from this adjustment was the responsibility of Novartis. This opinion was disputed by Novartis and, in 2001, it initiated arbitration proceedings against the Company in relation to this matter. This dispute was settled in 2003, resulting in the release by the Company of CHF 39 million of previously established tax reserves. This event reduced the Company’s effective income tax rate by 9 percent; 10 percent when combined with another reserve release. Consequently, for comparability with 2002, the Company’s effective income tax rate in 2003 without these events would have been 27 percent instead of the 17 percent effective tax rate reported (see Note 14 to Consolidated Financial Statements).

Financial Review 2003	www.cibasc.com/investors 13

Management’s discussion and analysis of financial condition and results of operations
(in millions of Swiss francs, except share and per share data)

Change in accounting policy and new accounting standards

     During 2003, the Company adopted several new accounting standards that were issued by the Financial Accounting Standards Board (FASB). In addition, the Company will be required to adopt certain other new accounting standards during 2004 that have been issued by the FASB as of December 31, 2003, but were not required to be adopted during 2003. For further information regarding the impact on the Company’s results of operations and financial position from the adoption of the these new FASB standards in 2003 and the potential impact from the adoption of the new FASB standards in 2004, see Note 1 to the Consolidated Financial Statements.

Environmental matters

     Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see Note 21 to Consolidated Financial Statements.

14 Ciba Specialty Chemicals	Financial Review 2003

Use of certain supplementary financial indicators

The key financial indicators used by the Company’s management to monitor overall performance and liquidity, including the performance of reportable segments, as well as to provide incentives for employees to produce high-quality results with a goal of enhancing shareholder value include certain non-U.S. GAAP financial measures. Such non-U.S. GAAP financial measures are derived from financial measures prepared in accordance with U.S. GAAP and include EBITDA, free cash flow and net debt. The way these non-U.S. GAAP financial measures are derived, as well as definitions of other financial terms used in this Management’s Discussion and Analysis, is shown in the Glossary of Financial Terms.

     The Company uses EBITDA margin (EBITDA divided by net sales) and free cash flow as two of the three components of its annual incentive compensation program. The third component of the program is net sales growth. Under the Company’s annual incentive compensation program, employees receive annual payments if target net sales growth, EBITDA margin or free cash flow levels are achieved. The combination of these three indicators focuses management and employees on the profitable (EBITDA margin) growth (sales growth) of the Company without the utilization of unnecessary capital (free cash flow). In addition, the Company uses net debt as an indicator of the strength of its capital structure, as well as certain currency adjusted figures that permit it to evaluate its performance from period to period without such comparisons being impacted by the effects of currency exchange rate movements during these periods. For the same reasons, management believes investors may find the non-U.S. GAAP measures useful.

     As with any supplementary financial indicator, these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flows from operating, investing and financing activities, total assets, total debt, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

EBITDA

As described in the Business Segment Data section of the Consolidated Financial Statements, the Company evaluates the performance of its reportable segments based on operating income as well as EBITDA. EBITDA, and EBITDA margin derived therefrom, provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs.

     More importantly, the Company operates in a multinational environment and competes with companies in different countries. In some of these countries, very significant differences in accounting exist with regard to depreciation and amortization, including amortization of goodwill and other intangible assets. The most notable differences occur between companies reporting using U.S. GAAP and those reporting using International Financial Reporting Standards (IFRS). In addition, some companies with which the Company competes calculate and report their depreciation expense based on tax considerations. As a result, it is very difficult to meaningfully compare operating income data of such competitors in other countries with that of the Company. In order to adequately evaluate the Company’s performance in the markets as well as to compare and benchmark performance with that of the Company’s competitors, EBITDA was determined to be a key performance measure because it eliminates the above-described major differences.

     The material limitation associated with using EBITDA as a performance measure as compared to net income is that EBITDA provides a measure of the Company’s current performance without consideration of the amount of capital that has been historically invested in order to produce the Company’s results. Management believes it compensates for this limitation by including free cash flow as another of its key financial indicators, as discussed above.

     The reconciliation of EBITDA to net income is included in the Business Segment Data section of the Consolidated Financial Statements.

Free cash flow

Free cash flow as defined by the Company provides the amount of net cash flow produced that is available for required or discretionary debt principle payments, reinvestment in the Company’s businesses, or the excess of distributions to shareholders over CHF 2 per share and, as such, is limited to being used for this consideration only.

     The reconciliation of free cash flow to net cash provided by operating activities is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

Net debt

The reconciliation of net debt to the Company’s total debt is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

Invested capital

The reconciliation of invested capital to total shareholders’ equity is included in the Business Segment Data section of the Consolidated Financial Statements.

Currency exchange rates

Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP, using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. The exchange rates of principle currencies to the Swiss franc, which form the basis of the Company’s disclosures of currency adjusted figures, are presented in Note 2 to the Consolidated Financial Statements.

Forward-Looking Statements

Forward-looking statements and information contained in this News Release are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Financial Review 2003	www.cibasc.com/investors 15

Consolidated statements of income
(in millions of Swiss francs, except share and per share data)

Year ended December 31,	Notes	2003	2002

Net sales		6 646	7 085
Cost of goods sold		4 579	4 729
Gross profit		2 067	2 356
Selling, general and administrative		1 185	1 247
Research and development		281	294
Amortization of other intangible assets	8	33	33
Income from earnings of equity affiliates	9	(3)	(6)
Operating income		571	788
Interest expense		(142)	(159)
Interest income		34	49
Other financial expense, net		(24)	(105)
Income from continuing operations before income taxes and minority interest		439	573
Provision for income taxes	14	74	154
Income from continuing operations before minority interest		365	419
Minority interest		5	13
Income from continuing operations(i)		360	406
Cumulative effect of change in accounting principles, net of tax	1	(16)	0
Net income(i)		344	406
Earnings per share, basic and diluted	19
Continuing operations(i)		5.26	5.92
Cumulative effect of change in accounting principles		(0.23)	0.00
Net income per share(i)		5.03	5.92
Weighted average shares outstanding
Basic		68 361 123	68 549 964
Diluted		68 361 123	68 575 058

(i)	Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method for all periods prior to 2003, pro forma income from continuing operations in 2002 would have been CHF 395 million; pro forma basic and diluted earnings per share for income from continuing operations in 2002 would have been CHF 5.76; pro forma net income in 2002 would have been CHF 395 million; and pro forma basic and diluted earnings per share for net income in 2002 would have been CHF 5.76. See Note 17.

See notes to consolidated financial statements

16 Ciba Specialty Chemicals	Financial Review 2003

Consolidated balance sheets
(in millions of Swiss francs, except share and per share data)

December 31,	Notes	2003	2002

Assets
Current assets
Cash and cash equivalents		2 386	2 361
Short-term investments		11	16
Accounts receivable, net	4	940	1 014
Inventories	5	1 231	1 446
Prepaid and other current assets		371	477

Total current assets		4 939	5 314

Property, plant and equipment, net	6	2 963	3 196
Goodwill	1,7	1 358	1 382
Other intangible assets, net	8	647	694
Financial investments	9	147	172
Other assets	10	1 044	1 034

Total assets		11 098	11 792

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable		528	549
Short-term debt	12	259	1 496
Income taxes payable		152	108
Accruals and other current liabilities	11	841	942

Total current liabilities		1 780	3 095

Long-term debt	13	3 187	2 344
Deferred income taxes	14	407	386
Other liabilities	15	1 417	1 537

Total liabilities		6 791	7 362

Minority interest		62	76

Shareholders’ equity	16
Common stock(i)		433	649
Additional paid-in capital		4 210	4 186
Retained earnings		541	198
Accumulated other comprehensive income (loss)		(493)	(360)
Treasury stock, at cost(ii)		(446)	(319)

Total shareholders’ equity		4 245	4 354

Total liabilities and shareholders’ equity		11 098	11 792

(i)	Par value CHF 6 per share (December 31, 2002: CHF 9 per share), 82 130 117 shares authorized and 72 130 117 shares issued in 2003 and 2002.
(ii)	December 31, 2003: 4 363 901 treasury shares; December 31, 2002: 3 192 087 treasury shares.

See notes to consolidated financial statements

Financial Review 2003	www.cibasc.com/investors 17

Consolidated statements of cash flows
(in millions of Swiss francs, except share and per share data)

Year ended December 31,	2003	2002

Cash flows from operating activities
Net income	344	406
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	366	385
Deferred income taxes	24	50
Restructuring payments	0	(12)
Loss (gain) on sale/disposal of assets, net	(7)	2
Realized (gain) loss on available-for-sale securities	(12)	38
Minority interest and other non-cash items, net	16	161
Changes in operating assets and liabilities:
Short-term investments	5	25
Accounts receivable, net	56	4
Inventories	173	(11)
Accounts payable	(9)	90
Other operating assets and liabilities	77	(100)

Net cash provided by operating activities	1 033	1 038

Cash flows from investing activities
Capital expenditures	(233)	(250)
Proceeds from sale of assets	67	22
Sale (acquisition) of businesses, net of cash(i)	(71)	(116)
Loans and other long-term assets	(2)	(5)

Net cash used in investing activities	(239)	(349)

Cash flows from financing activities
Increase (decrease) in short-term debt, net	(25)	22
Proceeds from long-term debt	715	1
Repayments of long-term debt	(1 084)	(19)
Dividends paid	0	(134)
Capital reduction paid	(206)	(69)
Treasury stock transactions	(142)	344
Other	0	(1)

Net cash provided by (used in) financing activities	(742)	144

Effect of exchange rate changes on cash and cash equivalents	(27)	(74)
Net increase in cash and cash equivalents	25	759
Cash and cash equivalents, beginning of year	2 361	1 602

Cash and cash equivalents, end of year	2 386	2 361

Supplemental cash flow information
Cash paid for interest	(103)	(177)
Cash paid for income taxes	(60)	(90)

(i)	Sale (acquisition) of businesses, net of cash, includes cash paid for minor strategic acquisitions and cash payments for separation and transaction taxes attributable to the divestment of the Performance Polymers business.

See notes to consolidated financial statements

18 Ciba Specialty Chemicals	Financial Review 2003

Consolidated statements of shareholders’ equity
(in millions of Swiss francs, except share and per share data)

					Accumulated
					other	Treasury	Treasury
			Additional		compre-	stock:	stock:
		Common	paid-in	Retained	hensive	unreserved	reserved
	Notes	stock	capital	earnings	income	shares	shares	Total

Balance at December 31, 2001		721	3 957	(74)	(240)	(65)	(391)	3 908

Net income				406				406
Currency translation adjustments					(86)			(86)
Realization of previously unrealized loss on available-for-sale securities, net of tax of CHF 16	9				28			28
Unrealized loss on available-for-sale securities, net of tax of CHF 2					(5)			(5)
Unrealized gain on cash flow hedges, net of tax of CHF 1					1			1
Minimum pension liability adjustment, net of tax of CHF 37	18				(58)			(58)
Comprehensive income (loss)				406	(120)			286
Cash dividends declared and paid(i)				(134)				(134)
Capital reduction paid(ii)		(72)	3					(69)
Treasury stock transactions	16		216			(13)	150	353
Other			10					10

Balance at December 31, 2002		649	4 186	198	(360)	(78)	(241)	4 354

Net income				344				344
Currency translation adjustments					(131)			(131)
Realization of previously unrealized gain on available-for-sale securities, net of tax of CHF 4	9				(4)			(4)
Unrealized gain on available-for-sale securities, net of tax of CHF 4					5			5
Minimum pension liability adjustment, net of tax of CHF 1	18				(2)			(2)
Other					(1)			(1)
Comprehensive income (loss)				344	(133)			211
Capital reduction paid(ii)		(216)	10					(206)
Treasury stock transactions	16		3			11	(138)	(124)
Other			11	(1)				10

Balance at December 31, 2003		433	4 210	541	(493)	(67)	(379)	4 245

(i)	Cash dividends declared and paid in 2002 were CHF 2.00 per share.
(ii)	Capital reduction paid was in 2003 CHF 3.00 per share (2002: CHF 1.00 per share).

See notes to consolidated financial statements

Financial Review 2003	www.cibasc.com/investors 19

Business segment data
(in millions of Swiss francs, except percentages)

			Water &		Home &
	Plastic	Coating	Paper	Textile	Personal		Conso-
	Additives	Effects	Treatment	Effects	Care	Corporate	lidated

2003
Net sales	1 722	1 807	1 349	1 401	367		6 646
EBITDA(i)	272	397	168	129	58	(87)	937
Depreciation & amortization	94	97	83	60	26	6	366
Operating income(i)	178	300	85	69	32	(93)	571
Interest expense						(142)	(142)
Interest income						34	34
Other financial expense, net						(24)	(24)
Provision for income taxes						74	74
Minority interest						5	5
Cumulative effect of change in accounting principles, net of tax						(16)	(16)
Net income							344
EBITDA margin(ii)	15.8%	22.0%	12.5%	9.2%	15.7%		14.1%
Operating income margin	10.3%	16.6%	6.3%	4.9%	8.8%		8.6%
Research and development expenditures	82	95	27	32	31	14	281
Capital expenditures	59	79	42	29	18	6	233

2002
Net sales	1 813	1 920	1 409	1 544	399		7 085
EBITDA	346	440	186	208	82	(89)	1 173
Depreciation & amortization	101	99	88	66	26	5	385
Operating income	245	341	98	142	56	(94)	788
Interest expense						(159)	(159)
Interest income						49	49
Other financial expense, net						(105)	(105)
Provision for income taxes						154	154
Minority interest						13	13
Net income							406
EBITDA margin	19.1%	22.9%	13.2%	13.5%	20.6%		16.6%
Operating income margin	13.5%	17.7%	7.0%	9.2%	14.0%		11.1%
Research and development expenditures	81	100	29	36	30	18	294
Capital expenditures	86	74	35	34	18	3	250

Net assets						2003	2002

Plastic Additives						1 127	1 236
Coating Effects						1 73	1 834
Water & Paper Treatment						2 271	2 429
Textile Effects						1 115	1 291
Home & Personal Care						281	294
Shared operating net assets not allocated to segments(iii)						(79)	(8)
Non-operating net assets(iv)						2 852	2 874
Invested capital(v)						9 340	9 950
Items not included in invested capital						(5 095)	(5 596)
Total shareholders’ equity (total net assets)						4 245	4 354

Components of items not included in invested capital

Net deferred tax liabilities						(170)	(143)
Short-term debt						(259)	(1 496)
Long-term debt						(3 187)	(2 344)
Other liabilities						(1 417)	(1 537)
Minority interest						(62)	(76)
Total items not included in invested capital						(5 095)	(5 596)

See notes to consolidated financial statements

20 Ciba Specialty Chemicals	Financial Review 2003

Business segment data
(in millions of Swiss francs, except percentages)

Total assets	2003	2002

Plastic Additives	1 378	1 493
Coating Effects	2 020	2 107
Water & Paper Treatment	2 460	2 606
Textile Effects	1 304	1 495
Home & Personal Care	337	356
Shared operating assets not allocated to segments(iii)	290	426
Non-operating assets(iv)	3 309	3 309

Total assets	11 098	11 792

(i)	The Company uses EBITDA and operating income as its measures of profit/loss for segment reporting purposes.
(ii)	EBITDA margin is EBITDA expressed as a percentage of net sales.
(iii)	Shared net operating assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.
(iv)	Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units’ current liabilities.
(v)	Invested capital is the sum of total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

The Company is organized into five reporting segments: Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. The Company’s reporting segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.

     The Company evaluates the performance of its reportable segments based on operating income as well as EBITDA, which for the Company’s Segments is calculated as operating income plus depreciation and amortization. Operating income includes all operating items relating to the segments and excludes items that principally apply to the Company as a whole. EBITDA and EBITDA margin together provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs. In addition, as the Company operates in a multinational environment and competes with companies in different countries, the use of EBITDA as a performance measure provides improved comparability of the reportable segments’ results with those of their competitors, many of which report their results using International Financial Reporting Standards (IFRS) and therefore employ significantly different methods of depreciation and amortization, including amortization of goodwill and other intangible assets. Management is therefore of the opinion that these financial indicators are an important measure of comparative operating performance for the businesses of the Company.

     EBITDA, EBITDA margin and invested capital are non-United States Generally Accepted Accounting Principles (“U.S. GAAP”) supplementary financial indicators. As with any supplementary financial indicator these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flow from operating activities, total assets, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP. The Company derives EBITDA, EBITDA margin and invested capital from financial measures prepared in accordance with U.S. GAAP.

Description of Segments

The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The service business adds value to customers by providing solutions in product applications.

     The segment Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and light-stabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

     The segment Water & Paper Treatment serves the paper and water treatment industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as ‘effect chemicals’ which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers.

     The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment’s products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

     The segment Home & Personal Care is one of the leading global manufacturers of whiteners and a leading supplier of antimicrobials to the personal care market. It develops, manufactures and markets products for home and personal care end-use industries. Among its broad product offerings are whiteners for detergents, hygiene effects for a variety of home and personal care products, UV absorbers for sunscreens and innovative hair dyes.

See notes to consolidated financial statements

Financial Review 2003	www.cibasc.com/investors 21

Geographic data
(in millions of Swiss francs, except share and per share data)

Net Sales to Customers	2003	2002

Europe
Germany	584	567
United Kingdom	293	334
Italy	340	343
France	304	298
Rest of European Union	846	841
Switzerland	99	86
Rest of Europe	265	252

Total Europe	2 731	2 721

Americas
United States of America	1 415	1 703
Canada	199	223
Central America	167	209
South America	285	324

Total Americas	2 066	2 459

Asia Pacific
Japan	381	384
China Region	440	439
Rest of Asia	627	677
Australia and New Zealand	159	155
Africa and Middle East	242	250

Total Asia Pacific	1 849	1 905

Total net sales to customers	6 646	7 085

Net sales to customers are based on the final destination of the sale.

Long-Lived Assets	2003	2002

Europe
Germany	378	361
United Kingdom	519	561
Italy	176	165
France	134	128
Rest of European Union	87	82
Switzerland	588	614
Rest of Europe	2	2

Total Europe	1 884	1 913

Americas
United States of America	743	869
Canada	3	3
Central America	94	123
South America	18	17

Total Americas	858	1 012

Asia Pacific
Japan	23	42
China Region	132	157
Rest of Asia	40	46
Australia and New Zealand	19	18
Africa and Middle East	7	8

Total Asia Pacific	221	271

Total long-lived assets	2 963	3 196

Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

See notes to consolidated financial statements

22 Ciba Specialty Chemicals	Financial Review 2003

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

1.   Summary of significant accounting policies

Company operations

Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries (the “Company”) is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, textile, paper, home and personal care and other products. The Company’s products and services are also used to provide clean water and to treat water streams in industrial and municipal applications.

Basis of consolidation and presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The assets, liabilities and results of operations of entities in which the Company has a controlling financial interest have been consolidated. Investments in which the Company exercises significant influence (generally 20-50 percent ownership interest), but does not control, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from those estimates.

Foreign currency translation

The Company’s financial statements are prepared in millions of Swiss francs (CHF million). For most operations outside Switzerland, where the functional currency is the local currency, income, expense and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at period-end exchange rates. The translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. The financial statements of subsidiaries that operate in economic environments that are highly inflationary maintain financial information for reporting purposes in U.S. dollars or Swiss francs and include gains and losses from translation in income. For foreign currency transactions, changes in exchange rates that arise between transaction, reporting and settlement dates result in both realized and unrealized exchange gains and losses. These amounts are included in net income for the period.

Cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Short-term investments

Short-term investments consist of securities that are traded in highly liquid markets. Because they are held for the purpose of investing liquid funds and are readily convertible to cash, they are classified as trading securities and are carried at fair value. Gains and losses are recorded as a component of financial income/expense in the Consolidated Statements of Income.

Accounts receivable

Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical incurred losses. This also includes an allowance for country specific transfer risks.

Inventories

The Company values its inventories at the lower of cost, determined principally on a first-in, first-out (FIFO) method, or market. Costs include all costs of production, including applicable portions of plant overhead. Allowances are made for obsolete and slow-moving inventory.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from approximately 20 to 50 years for buildings, 10 to 20 years for machinery and equipment, and 3 to 10 years for office furniture and fixtures and other equipment. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In such cases, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.

     Property, plant and equipment acquired through finance lease arrangements are recorded as assets at the lesser of the present value of the minimum future lease payments or their fair value at the date of acquisition and depreciated over the useful life of the asset or, if the lease does not provide for the transfer of ownership of the assets to the Company, the lease term if it is shorter than the useful life of the asset. The corresponding obligation is recorded as a liability in the Consolidated Balance Sheets.

Goodwill and other intangible assets

Goodwill

Change in accounting policy – In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”. The Company adopted SFAS No. 142 effective January 1, 2002. An initial impairment test of goodwill was required to be performed as of January 1, 2002. The Company completed the initial impairment test and determined that its reported goodwill was not impaired.

     SFAS No. 142 requires that goodwill acquired in a business combination be capitalized at acquisition cost, no longer be amortized to earnings, and be annually evaluated at the reporting unit level for impairment using a two-step impairment test. In the first step, the book value of the reporting unit’s assets, including goodwill and other intangibles, and liabilities (the “net assets”) is compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the book value of its net assets, goodwill is deemed not impaired and the second step is not required. If, however, the fair value of the reporting unit is less than the book value of its net assets, the second step is required to measure the amount of impairment loss, if any.

     In the second step, the current fair value of the reporting unit is allocated to all of its tangible assets, other intangible assets (including unrecognized intangible assets but excluding goodwill) and liabilities (the “assets and liabilities”). This fair value allocation to the assets and liabilities is made as if the reporting unit had been acquired as of the impairment testing date in a business combination and the fair value of the

Financial Review 2003	www.cibasc.com/investors 23

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

reporting unit was the price that would have been paid to acquire the reporting unit. The excess, if any, of the total current fair value of the reporting unit over the sum of the individual fair values assigned to its assets and liabilities is considered to be the current implied goodwill value of the reporting unit. If the book value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is an impairment loss, which is recorded as a component of operating income in the Consolidated Statements of Income. If the book value of the reporting unit’s goodwill is less than the implied goodwill value, goodwill is not impaired.

     During 2003 and 2002, the Company completed the annual impairment test of goodwill and determined that its reported goodwill is not impaired.

Other intangible assets

In accordance with SFAS No. 142, purchased identifiable intangible assets (“other intangible assets”) are capitalized at acquisition cost. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated periods that such assets are expected to contribute to the cash flows of the Company (5 to 33 years). Other intangible assets with indefinite lives are not amortized.

     The Company assesses other intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Other intangible assets with indefinite lives are reviewed at least annually for impairment, or on an interim basis if certain circumstances are present. For all other intangible assets that are tested for impairment, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.

Financial investments

Financial investments comprise primarily investments in equity affiliates that are not controlled by the Company and investments in unconsoli-dated companies (less than 20 percent ownership and not otherwise controlled by the Company).

     The investments in unconsolidated companies are accounted for as available-for-sale securities and are recorded at fair value unless no quoted market price exists for such investments, in which case they are accounted for under the cost method. For investments accounted for at fair value, unrealized gains and losses thereon, net of tax, are included as a component of shareholders’ equity in “accumulated other comprehensive income (loss)”. The company uses the specific identification method to determine the cost base of financial investments related to sales or reclassifications from other comprehensive income to earnings. For financial investments where the Company deems a loss in value to be other than temporary, such loss is recorded in the Consolidated Statement of Income.

Derivative financial instruments

For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair values of the derivative financial instrument and the hedged item are recognized currently in earnings. The changes in fair value of the hedged item are recorded as adjustments to its carrying amount on the balance sheet. If the derivative financial instrument in a subsequent period is no longer designated or no longer qualifies as a fair value hedge, then the changes in fair value of the hedged item are not recognized in income. The previous changes in fair value that had been recorded as adjustments to the carrying amount of the hedged item are generally amortized to earnings as the hedged item affects earnings.

     For derivative financial instruments designated and that qualify as cash flow hedges, changes in the effective portion of the derivative financial instrument’s fair value are recorded in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in the income statement as a component of financial income/expense. If the hedged item is a forecasted transaction that later is not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings as a component of financial income/expense. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings.

     For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized currently in income as a component of financial income/expense.

Revenue recognition

Revenue is recognized upon shipment of goods to customers. Provisions for discounts and rebates to customers, product returns and other adjustments are provided for in the same period the related sales are recorded.

Income taxes

The provision for income taxes has been determined using the asset and liability approach and consists of income taxes currently paid or payable to taxing authorities in the jurisdictions in which the Company operates plus the change in deferred taxes for the current year. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a future tax benefit will not be realized.

     Provision has also been made for taxes that would be levied upon the remittance to the parent company of currently unremitted earnings of foreign operations. However, no such provision is made for unremitted earnings of foreign operations that are intended to be reinvested indefinitely or that can be remitted substantially free of tax. The provision for income taxes also includes income taxes from earnings of equity affiliates.

Environmental compliance and expenditures

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The estimated liability is not discounted. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similar to basic earnings per share

24 Ciba Specialty Chemicals	Financial Review 2003

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company.

New accounting standards

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock option plans as defined in SFAS No. 123 “Accounting for Stock-Based Compensation” as amended. As a consequence, employee stock option grants and other stock based compensation plans are recorded as expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. In December 2002 the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to FASB Statement No. 123” that allows companies adopting the fair value method under SFAS No. 123 to choose from three alternative transition methods. The Company elected to adopt the modified prospective method that recognizes stock-based compensation expense from January 1, 2003 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years.

     In 2002, the Company applied the disclosure-only provisions of SFAS No. 123 in accounting for its stock-based compensation plans that permitted the application of the intrinsic value method, as defined in Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Under APB Opinion No. 25, the Company recognized no compensation expense related to certain stock based compensation plans, as certain stock options have been granted at a price equal to the market price on the day of the grant and the discount offered under its employee share ownership plan was at a discount rate permitted without requiring compensation costs to be recorded.

Pro forma disclosure

The pro forma net income and earnings per share for 2003 and 2002 have been determined as if the Company had used the fair value method of accounting for its stock option based compensation plans for all years presented. The pro forma amounts presented below reflect the portion of the estimated fair value of awards granted in 2003 and 2002, based on the vesting or service period over which the awards are earned.

Year ended December 31,	2003	2002

Net income, as reported	344	406
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	22	12
Deduct: Stock-based employee compensation expense determined as if the fair value based method was used for all plans, net of related tax effects	(22)	(23)
Pro forma net income	344	395
Earnings per share – basic and diluted:
As reported	5.03	5.92
Pro forma	5.03	5.76

Consolidation of variable interest entities

In 2003, the FASB issued Interpretation No. 46, as revised (“FIN No. 46”) “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”. FIN No. 46 introduces a variable interests model to determine control and consolidation of variable interest entities (“VIE”). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited. FIN No. 46 generally requires consolidation of a VIE by its primary beneficiary. A VIE’s primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both. FIN No. 46 applies to those entities that are considered to be special purpose entities under previously existing U.S. GAAP for financial statement reporting periods ending after December 15, 2003, or may optionally be selectively applied to individual VIEs effective July 1, 2003. For all remaining entities that are subject to FIN No. 46, the interpretation applies for financial statement reporting periods ending after March 15, 2004.

     The Company participates in a leasing arrangement with a trust that is a VIE where the Company is the primary beneficiary. The trust was previously appropriately not consolidated consistent with then existing requirements. The leasing arrangement was entered into in 1995 by Ciba-Geigy, a predecessor of the Company and has been accounted for as an operating lease. The trust was created to issue debt and interest-bearing equity to fund the acquisition of land and construction of a facility thereon that it leased to the Company. The Company has not modified the leasing arrangement since its inception and currently utilizes the facility in its business operations. The lease provides the Company the option to purchase the facility in 2005 for a termination value of CHF 91 million (USD 68 million), which the trust would use to repay its debt. Should the Company choose not to purchase the facility, it will be liable for any shortfall between the market value of the facility and the termination value. Conversely, any excess market value of the facility above the termination value would be retained by the Company.

     The Company applied the provisions of FIN No. 46 to the trust effective July 1, 2003 resulting in the consolidation of the trust in the Company’s consolidated financial statements and the recording of a charge to net income of CHF 16 million (CHF 26 million pre-tax less CHF 10 million income taxes) for the cumulative effect of the change in accounting principle. The Company’s consolidated balance sheet as of December 31, 2003 includes fixed assets, net of accumulated depreciation, totaling CHF 60 million that are pledged as collateral on the obligations of the trust.

     The Company is not involved with any other entities in which it has ownership or other financial interests and that it currently does not consolidate that are considered to be VIEs under FIN No. 46. Therefore, except as described above, the adoption of FIN No. 46 is not expected to have a material effect on the Company’s results of operations or financial position.

Disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company elected to fully adopt the revised standard in 2003 (see Note 18).

Other

Certain other existing authoritative pronouncements have been amended to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company does not expect the adoption of any of these amendments to have a material effect on the results of its operations and financial position.

Reclassifications

Certain other minor reclassifications to the 2002 financial statements and related footnotes amounts have been made to conform to the 2003 presentation.

Financial Review 2003	www.cibasc.com/investors 25

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

2.   Exchange rates of principal currencies

			Statement of income		Balance sheet
			average rates		year-end rates

			2003	2002	2003	2002

1	U.S. dollar	(USD)	1.35	1.56	1.25	1.43
1	British pound	(GBP)	2.20	2.34	2.21	2.28
1	Euro	(EUR)	1.52	1.47	1.56	1.46
100	Japanese yen	(JPY)	1.16	1.24	1.17	1.18

3.   Acquisitions and divestitures

Minor acquisitions and divestitures

In May 2002, the Company purchased Melapur B.V. (“Melapur”) from DSM N.V. for CHF 22 million (EUR 15 million). Melapur is a provider of halogen-free melamine-based flame retardants. The business acquired expands the range of flame retardants of the Plastic Additives Segment. The purchase terms provide that if the Melapur business achieves certain sales growth percentages during any of the three calendar years after 2001, additional purchase consideration of up to CHF 5.4 million (EUR 3.5 million) would be paid to the sellers. The 2002 sales growth percentage was not achieved, therefore no additional purchase consideration was payable for 2002. The 2003 sales growth percentage was achieved, therefore CHF 1.9 million (EUR 1.2 million) additional purchase consideration is payable for 2003 and has been accrued. The maximum additional purchase consideration that would be payable should the business achieve the target sales growth percentage for 2004 is CHF 1.9 million (EUR 1.2 million). The other intangible assets acquired are being amortized over a weighted average useful life of 12 years. The results of operations for Melapur have been included in the Company’s statement of income from the date of acquisition.

4.   Accounts receivable

	2003	2002

Accounts receivable	1 025	1 110
Allowance for doubtful accounts	(85)	(96)

Total	940	1 014

5.   Inventories

	2003	2002

Raw materials	159	180
Work in process and finished goods	1 072	1 266

Total	1 231	1 446

Work in process and finished goods are shown after deducting allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 50 million as of December 31, 2003 and CHF 58 million as of December 31, 2002.

6.   Property, plant and equipment

Changes in the components of property, plant and equipment and accumulated depreciation for the years ended December 31, 2003 and 2002 were as follows:

	2003					2002

			Machinery
			and	Construction
	Land	Buildings	equipment	in progress	Total	Total

Cost at January 1,	114	1 844	5 585	157	7 700	8 042
Additions	0	3	38	192	233	250
Retirements/disposals	(22)	(28)	(101)	(6)	(157)	(101)
Changes in consolidation scope(i)	10	70	10	0	90	1
Currency adjustments	(2)	(52)	(158)	(1)	(213)	(466)
Other	(1)	18	73	(190)	(100)	(26)

Cost at December 31,	99	1 855	5 447	152	7 553	7 700

Accumulated depreciation at January 1,		(907)	(3 597)		(4 504)	(4 477)
Depreciation		(53)	(280)		(333)	(352)
Accumulated depreciation on retirements/disposals		15	83		98	78
Changes in consolidation scope(i)		(13)	(8)		(21)	0
Currency adjustments		14	77		91	234
Other		5	74		79	13
Accumulated depreciation at December 31,		(939)	(3 651)		(4 590)	(4 504)

Net book value at December 31,	99	916	1 796	152	2 963	3 196

(i)	Effective July 1, 2003, with the adoption of FIN No. 46, the Company began consolidating an entity from which it has leased a facility. See Note 1.

The insurance value of the property, plant and equipment was approximately CHF 10 485 million at December 31, 2003 and CHF 10 325 million at December 31, 2002.

26 Ciba Specialty Chemicals	Financial Review 2003

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

7.   Goodwill

Changes in the carrying amount of goodwill by Segment from December 31, 2002 to December 31, 2003 were as follows:

		Foreign currency
	December 31, 2002	translation adjustments	Other changes(i)	December 31, 2003

Plastic Additives	21	(2)	4	23
Coating Effects	189	0	0	189
Water & Paper Treatment	972	(29)	5	948
Textile Effects	160	(5)	1	156
Home & Personal Care	40	(1)	3	42

Total	1 382	(37)	13	1 358

(i)	Other changes represents additional goodwill recorded from minor acquisitions.

8.   Other intangible assets

Other intangible assets by major class consist of the following:

	Gross		Net
	carrying	Accumulated	carrying
December 31, 2003	value	amortization	value

Developed technology and know-how	752	(150)	602
Patents	35	(9)	26
Trademarks and tradenames	4	0	4
Minimum pension liability – intangible asset	10		10
Other	8	(3)	5

Total	809	(162)	647

	Gross		Net
	carrying	Accumulated	carrying
December 31, 2002	value	amortization	value

Developed technology and know-how	763	(125)	638
Patents	37	(6)	31
Trademarks and tradenames	3	0	3
Minimum pension liability – intangible asset	19		19
Other	4	(1)	3

Total	826	(132)	694

The intangible asset related to the minimum pension liability is not subject to amortization. For the remaining other intangible assets, 2003 amortization amounted to CHF 33 million (2002: CHF 33 million). Based on the other intangible assets values at December 31, 2003, the estimated future annual other intangible assets amortization expense is expected to be as follows: 2004: CHF 34 million, 2005: CHF 33 million, 2006: CHF 33 million, 2007: CHF 32 million, 2008: CHF 32 million, 2009 and thereafter CHF 473 million.

9.   Financial investments and instruments

Fair value of financial investments and instruments

The fair value of financial investments and instruments is the price at which one party would assume the rights and duties of another party. Fair values of financial investments and instruments have been determined with reference to available market information at the balance sheet date and, when such information is not readily available, using valuation methodologies as described below. Considering the variability of their value-determining factors, the fair values used for financial reporting purposes might differ from the amounts that the Company would realize if assets were sold under current market conditions.

     Financial assets and liabilities with book values approximating fair market value due to their short-term nature include cash and cash equivalents, accounts receivable, accounts payable and short-term debt.

     The fair value of short-term investments is estimated using quoted market prices.

     The fair value of publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with similar terms, credit ratings and remaining maturities. The book value and fair value of the Company’s long-term debt is as follows:

	2003		2002

	Book	Fair	Book	Fair
	value	value	value	value

Long-term debt, including current portion	3 188	3 202	3 542	3 601

The fair value of financial investments for which quoted market prices are available are based on such market prices. Financial investments for which quoted market prices do not exist and where it is not practical to estimate fair value are reflected at their book value. Investments in unconsolidated companies are reported at fair value with the unrealized gains and losses reported in accumulated other comprehensive income. For investments accounted for using the equity method, the Company originally records these at cost and subsequently adjusts the carrying amount to reflect its share of earnings less any dividends received. Quoted market prices are not available for investments in equity affiliates.

Financial investments

	2003	2002

Investments in equity affiliates	137	147
Investments in unconsolidated companies	10	25

Total financial investments	147	172

At December 31, 2003, the cumulative unrealized loss before tax on investments in unconsolidated companies, which is recorded in accumulated other comprehensive income, was CHF 1 million (December 31, 2002: no gain or loss). These unrealized losses were the result of market weakness in the industry segments in which these companies participate.

Financial Review 2003	www.cibasc.com/investors 27

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

In 2002, the decline in the market values below the Company’s cost basis in its financial investments in unconsolidated companies, primarily the Company’s investment in Hexcel Corporation, was in management’s opinion no longer deemed to be temporary. As a result, a loss was realized in the Consolidated Statement of Income for 2002 of CHF 38 million (CHF 23 million, net of tax). In 2003, the Company sold its investment in Hexcel Corporation for net proceeds of CHF 21 million and realized a gain on the sale of CHF 16 million, which is included in the Consolidated Statement of Income for 2003.

     The most significant of the Company’s investments in equity affiliates are Compagnie Industrielle de Monthey SA (50 percent) and Daihan Swiss Chemical Corp. (50 percent), both of which have maintained the same level of investment in 2003 and 2002.

     The following table presents as of December 31, 2003 and 2002, summarized financial information on a 100 percent basis for investments in companies accounted for as investments in equity affiliates:

	2003	2002

Sales	127	152
Income before taxes	4	21
Net income	2	16
Total assets	110	136
Shareholders’ equity	259	280

The income from earnings of equity affiliates of CHF 3 million (CHF 6 million in 2002) are shown before taxes as a separate line item in the operating income section of the Consolidated Statements of Income. The related income tax provision of CHF 1 million (CHF 2 million in 2002) is included in the Company’s provision for income taxes.

Derivative financial instruments

The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury function based on the Company’s aggregate exposure. Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes.

     The Company has procedures to monitor the credit exposure amounts and manages exposure to counter-party credit risk through specific minimum credit standards and diversification of counter-parties. The counter-parties to financial instruments generally are financial institutions with a minimum ‘A’ credit rating or its equivalent and with significant experience with such instruments.

Foreign currency risk management

A substantial portion of the Company’s cash flows is denominated in foreign currencies. The Company collects global expected cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. To hedge the balance sheet and income exposure associated with diminution in value of foreign currency cash flows (principally U.S. dollars, euro, British pounds, Australian dollars and Japanese yen), the Company primarily utilizes foreign currency forwards and swaps as well as options, which generally expire within twelve months. In order to lower the overall hedging costs, the Company may issue derivatives on existing or future positions.

     Generally, the Company does not designate foreign exchange contracts as accounting hedges. For specific anticipated transactions, the Company may designate the foreign exchange contract as a cash flow hedge. For specific firm purchase or sale commitments or for recognized foreign currency denominated assets and liabilities, the Company may designate the foreign exchange contract as a fair value hedge.

Interest rate risk management

The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and to a lesser extent through its investments. The Company issues debt using the most efficient capital markets and products to fund its working capital and investment needs, which can result in a currency or interest rate mismatch with the underlying assets. Most short-term borrowings are in foreign currencies and floating interest rate instruments, whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate with financial instruments and the objective of achieving a mix that is appropriate both in terms of risk and cost. To manage this mix effectively, the Company selectively enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.

     Interest rate swaps that qualify and are designated as a hedge against the change in the fair value of the Company’s fixed-rate debt obligations are recorded as fair value hedges. Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the variability of cash flows associated with Company’s variable-rate long-term debt are recorded as cash flow hedges.

Information with respect to fair value hedges

In 2003, there was no hedge ineffectiveness for the Company’s fair value hedges. In 2002, a net gain of CHF 1 million was recorded in ‘other financial expenses, net’ for hedge ineffectiveness of the Company’s fair value hedges.

Information with respect to cash flow hedges

The Company has entered into natural gas forward contracts that are designated as cash flow hedges of price risk related to a portion of the Company’s forecasted natural gas purchases in the United States. The Company used natural gas forward contracts to minimize its exposure to increases in natural gas prices in 2003 and 2002. At December 31, 2003, the Company had open forward contracts with maturity dates ranging from January 2004 to March 2004.

     At December 31, 2003, the fair value of open natural gas forward contracts was an unrealized gain of CHF 1.2 million, before taxes (2002: CHF 1.7 million) recorded in other comprehensive income. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. During 2003, both realized gains and losses recorded in cost of goods sold and hedge ineffectiveness were not significant.

28 Ciba Specialty Chemicals	Financial Review 2003

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

10.   Other assets

	2003	2002

Prepaid pension costs	739	699
Deferred taxes	173	183
Loans to third parties and equity affiliates	73	86
Other	59	66

Total	1 044	1 034

11.   Accruals and other current liabilities

	2003	2002

Payroll and employee benefits	201	208
Taxes other than income taxes	63	50
Interest	87	53
Rebates	52	52
Environmental remediation and compliance	28	33
Retirement and postemployment benefits	30	27
Deferred income taxes	68	84
Other	312	435

Total	841	942

12.   Short-term debt

	2003	2002

Bank overdrafts	23	38
Loans	81	102
Commercial paper	1	5
Other(i)	153	153
Current portion of long-term debt	1	1 198

Total	259	1 496

(i)	Other includes employee and retiree deposits totaling CHF 146 million at December 31, 2003 and CHF 147 million at December 31, 2002.

The Company’s principle commercial paper programs are in the United States and provide for short-term borrowings up to USD 1 000 million. At December 31, 2003 and 2002, no amounts were outstanding under these programs in the United States.

     On January 24, 2003, the Company entered into a multicurrency revolving loan facility agreement that provides for borrowings in USD up to CHF 200 million equivalent as back-up support for the Company’s commercial paper program in the United States, and aggregate borrowings in multiple currencies up to CHF 500 million. A commitment fee of 45 percent of the applicable margin per annum, currently at 0.1125 percent, is paid on the unused portion of the facility. The loans bear interest at an interest rate of LIBOR plus 25 basis points, subject to adjustment on a sliding scale, in the range of LIBOR plus 22.5 to 42.5 basis points, depending on the Company’s debt rating. The facility expires on January 23, 2006. As of December 31, 2003, there were no borrowings outstanding under this facility.

     The weighted average interest rate for short-term debt (excluding the current portion of long-term debt) calculated at December 31, 2003 was 3.7 percent and at December 31, 2002 was 4.9 percent. Unused short-term credit lines totaled CHF 601 million at December 31, 2003 and CHF 753 million at December 31, 2002.

13.   Long-term debt

	2003	2002

Bonds and Euro Medium-Term Notes	3 071	2 583
Convertible bonds	0	889
Amounts owed to credit institutions	100	5
Other long-term debt	17	65

Total	3 188	3 542

Less: current portion of long-term debt	1	1 198

Total long-term debt	3 187	2 344

Bonds and Euro Medium-Term Notes		2003	2002

CHF 1 000	3.25% Straight Bonds, principal due 2008	1 060	1 065
EUR 500	4.875% Unsecured Notes, principal due 2018	777	0
CHF 300	3.25% Straight Bonds, principal due 2009	303	303
USD 178	U.S. pollution control and industrial development bonds, principal due between 2008 and 2028 (weighted average interest rate of 2.76%)	224	256

Total Bonds		2 364	1 624

USD 175	6.125% Euro Medium-Term Note, principal due 2003	0	247
EUR 114(i)	4.875% Euro Medium-Term Note, principal due 2005	178	168
GBP 243	6.50% Euro Medium-Term Note, principal due 2013	529	544

Total Euro Medium-Term Notes		707	959

Total Bonds and Euro Medium-Term Notes		3 071	2 583

(i)	The underlying note was denominated in German Marks (DEM 223 million).

The Company maintains a Euro Medium-Term Note program, under which the Company may issue up to USD 2 000 million multicurrency unsecured, unsubordinated notes with a minimum maturity of one month at fixed, floating or indexed interest rates.

     In May 2003, the Company repaid USD 175 million, 6.125 percent Euro Medium-Term Notes at their scheduled maturity date. In July 2003, the Company repaid all convertible bonds at their scheduled maturity date. None of the bonds had been converted into the Company’s common stock.

     In June 2003, the Company issued EUR 500 million of unsecured notes (the “Notes”). The Notes mature June 2018, bear interest at a fixed rate of 4.875 percent, and had an issue price of 99.922 percent. The net proceeds from the issuance of these notes totaled CHF 738 million.

     The annual maturities of long-term debt outstanding at December 31, 2003 are as follows: 2004 CHF 1 million; 2005 CHF 264 million; 2006 CHF 1 million; 2007 CHF 2 million; 2008 CHF 1 210 million; thereafter CHF 1 656 million.

Financial Review 2003	www.cibasc.com/investors 29

Notes to consolidated financial statements
 (in millions of Swiss francs, except share and per share data)

14. Income taxes

Income from continuing operations before income taxes and minority interest consists of the following:

	2003	2002

Domestic	222	258
Foreign	217	315

Total income from continuing operations before income taxes and minority interest	439	573

The provision for income taxes in 2003 and 2002 from continuing operations consists of the following:

	2003	2002

Domestic	47	62
Foreign	48	42

Total current provision	95	104

Domestic	(3)	3
Foreign	(19)	45

Total deferred provision	(22)	48

Share of taxes from earnings of equity affiliates	1	2

Total provision for income taxes	74	154

The Company is incorporated in Switzerland, but operates in numerous countries with differing tax laws and rates. Consequently, substantial portions of the Company’s income before income taxes and provision for income taxes are generated outside of Switzerland. The Company’s expected tax rate consists of the weighted average rate applicable in the countries in which the Company operates. The main factors causing the effective tax rate to differ from the expected tax rate are:

In percent	2003	2002

Expected tax rate	30	30

Non-deductible items	5	2
Tax free income	(1)	(2)
Income taxed at reduced rates	(8)	(3)
Changes in valuation allowance	1	0
Other	(10)	0

Effective tax rate	17	27

     “Non-deductible items” include the tax effect of amortization of other intangible assets in 2003 and 2002.

     “Income taxed at reduced rates” includes the tax effect of certain financing-related subsidiaries of the Company that operate in countries having low tax rates.

     “Changes in valuation allowance” are primarily the result of not recognizing the full benefit from loss carryforwards in certain tax jurisdictions as their realization was not certain.

     In 2003, “Other” includes: (10) percent for the release of previously established reserves, mostly the reserve released due to the settlement of a dispute between Novartis and the Company (see Note 21); (4) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes; (2) percent for other adjustments; offset by 6 percent for taxes not based on profit such as franchise taxes and tax risk accruals.

     In 2002, “Other” includes approximately 4 percent for tax adjustments, offset by (4) percent reflecting the effect of certain taxable expenses in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes.

     The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2003 and 2002, were as follows:

Deferred tax assets	2003	2002

Pensions and other employee compensation	120	120
Inventory	21	32
Restructuring and special charges	10	26
Environmental reserves	164	186
Tax loss carryforwards	152	181
Other	74	34
Gross deferred tax assets	541	579
Valuation allowance	(121)	(131)

Net deferred tax assets	420	448

Deferred tax liabilities
Property, plant and equipment	(391)	(398)
Other	(199)	(193)

Gross deferred tax liabilities	(590)	(591)

Net deferred tax liabilities	(170)	(143)

Included in
Prepaid and other current assets	132	144
Other assets	173	183
Accruals and other current liabilities	(68)	(84)
Deferred income taxes	(407)	(386)

Net deferred tax liabilities	(170)	(143)

In management’s opinion, the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company’s operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

     For tax return purposes, the Company has available tax loss carry-forwards of approximately CHF 425 million, of which CHF 41 million will expire in the next five years and CHF 285 million will expire between five and twenty years. The remaining carryforwards do not expire.

     At December 31, 2003, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 300 million were deemed to be permanently invested. Therefore, no deferred tax liability has been recognized for taxes that might be incurred if such earnings were remitted to Switzerland.

15.   Other liabilities

	2003	2002

Environmental remediation and compliance	529	581
Retirement and postemployment benefits	693	679
Other	195	277

Total	1 417	1 537

The environmental remediation and compliance accrual, including the current portion, decreased by CHF 57 million (2002: CHF 134 million) as a result of a CHF 22 million (2002: CHF 82 million) usage of the accrual in 2003 (see Note 21) and a CHF 35 million (2002: CHF 52 million) reduction related mainly to currency effects.

30 Ciba Specialty Chemicals	Financial Review 2003

Notes to consolidated financial statements
 (in millions of Swiss francs, except share and per share data)

16.   Shareholders’ equity

On April 20, 1998, the Company’s shareholders approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of a maximum of 10 million registered shares with a par value of CHF 6 per share (2002: 9 CHF per share). After a re-approval by the shareholders due to requirements of Swiss law, another 4 million shares may also be issued until March 22, 2004 without any restriction.

     At the Company’s Annual General Meeting on March 6, 2003, the shareholders voted in favor of a proposal made by the Board of Directors not to pay a dividend in 2003 (2002: CHF 134 million paid on March 27, 2002). The shareholders approved an extraordinary payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 9 per share to CHF 6 per share. The capital reduction payment was made on May 23, 2003, totaling CHF 206 million (2002: CHF 69 million paid on June 28, 2002).

     According to the Swiss Code of Obligations, the Company may under certain conditions, as defined, acquire up to 10 percent of its own shares. The Company sold 1 202 797 shares in 2003 (4 970 437 shares in 2002) of previously acquired treasury stock at market prices. In addition, in 2003, the Company purchased 2 374 611 shares of treasury stock (2002: 2 174 577 shares of treasury stock) at market prices. At December 31, 2003, the Company held 4 363 901 of treasury shares (2002: 3 192 087 treasury shares).

     The Company designated a total of 3 496 234 shares in 2003 (1 978 567 shares in 2002) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans, and also in 2003, for possible future cancellation under the Company’s share buyback program. The remaining 867 667 shares in 2003 (1 213 520 shares in 2002) of treasury stock have been designated as unreserved shares.

     The after-tax components of accumulated other comprehensive income (loss) are as follows:

	2003	2002

Currency translation adjustment	(416)	(285)
Unrealized gain on cash flow hedges, net of tax	1	1
Unrealized gains on available-for-sale securities, net of tax	1	0
Minimum pension liability, net of tax	(79)	(77)
Other, net of tax	0	1

Accumulated other comprehensive income (loss)	(493)	(360)

There was no deferred tax effect on the unrealized gains/(losses) on available-for-sale securities in either 2003 or in 2002. There was no deferred tax effect on cash flow hedges in 2003, (in 2002 a tax expense of CHF 1 million). The deferred tax effect on the minimum pension liability adjustment is a deferred tax benefit of CHF 50 million in 2003 (2002: CHF 49 million). The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

17.   Stock based compensation plans

Effective January 1, 2003, the Company adopted the fair value method of accounting as defined in SFAS No. 123 “Accounting for Stock-Based Compensation” as amended, for its stock-based compensation plans. Descriptions of the terms of the Company’s plans are presented in the following paragraphs.

     In connection with the capital reduction of CHF 3 per share in 2003 (CHF 1 per share in 2002) (see note 16), the Company, in accordance with the terms of its stock option plans, reduced the exercise price of its outstanding stock options (“the capital reduction repricing”). No compensation expense was recorded as a result of the capital reduction repricings. For the Leveraged Executive Asset Plan, which is described below, the capital reduction repricing was set by the investment bank. All exercise prices disclosed herein have been accordingly adjusted.

     LEAP – In connection with the one-time Leveraged Executive Asset Plan (LEAP) established in 1997 for the Company’s then key executives and non-executive Board members (participants), the 288 400 restricted shares of common stock of the Company that were purchased by the participants in 1997 were released to the participants in March 2002. As of December 31, 2003, a total of 1 042 782 share options having an expiration date of March 15, 2005 and that were granted in connection with the LEAP and permit the holder thereof to purchase shares of the Company’s common stock at a price per share of CHF 110 (CHF 107.16 after the capital reduction repricing), remain outstanding. Because the Company, upon establishment of the LEAP in 1997, paid a fee to a major investment bank to assume all of the Company’s obligations to the participants in the LEAP, the Company has no obligation to issue shares of its common stock nor any other obligation to the participants in connection with the LEAP.

     LTIP – The Company has a Long-Term Incentive Plan (LTIP), which grants options and restricted shares of common stock of the Company to senior management and other key employees and, in 2002, to non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise occur over three years. The options expire either five years or ten years after the date of grant. In 2002, no compensation expense was recorded for the options issued under this plan as the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. In connection with the Company’s adoption in 2003 of SFAS No. 123 as amended, compensation expense of approximately CHF 5 million was recorded comprising of both current year awards and the unvested portion of prior year awards.

Financial Review 2003	www.cibasc.com/investors 31

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

The following table summarizes option activity under the LTIP during 2003 and 2002:

	Weighted average	Options
	exercise price	outstanding

Balance at December 31, 2001	119.63	1 778 449

Options granted	108.80	481 401
Options exercised	108.99	(32 098)
Options canceled/forfeited	111.07	(32 413)

Balance at December 31, 2002	117.53	2 195 339

Options granted	82.60	176 627
Options exercised	0	0
Options canceled/forfeited	105.02	(26 989)
Options expired	160.00	(264 355)

Balance at December 31, 2003	109.34	2 080 622

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2003:

		Stock options outstanding		Stock options exercisable

	Weighted		Weighted		Weighted
	average		average		average
	exercise	Number	remaining	Number	remaining
	price - out-	of out-	contractual	of out-	contractual
	standing/	standing	life	standing	life
Exercise price range	exercisable	options	(in years)	options	(in years)

82.60-111.88	106.04/107.79	1 953 359	3.7	1 033 193	3.2
160.00	160.00/160.00	127 263	4.0	127 263	4.0

		2 080 622		1 160 456

In connection with the LTIP 2002, the Company granted 85 128 restricted shares of common stock, which are restricted for three years from the date of grant, to 683 participants. The market value of the common stock at date of grant was CHF 112 per share. Compensation expense of approximately CHF 10 million has been recognized in 2002 related to the grant of these shares.

     In connection with the LTIP 2003, the Company granted 186 503 restricted shares of common stock, which are restricted for three years from the date of grant, to 720 participants. The market value of the common stock at date of grant was CHF 85.30 per share. Compensation expense of approximately CHF 16 million has been recognized in 2003 related to the grant of these shares.

     ESOP – The Company has an Employee Stock Ownership Plan (ESOP) that enables substantially all employees to purchase annually up to 20 shares of common stock at a price equal to 85 percent of the average market price, defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares. During 2003, 1 768 employees (2002: 1 660 employees) purchased 32 221 shares (2002: 29 499 shares) for which approximately CHF 2 million (2002: CHF 3 million) was paid to the Company. In 2002, no compensation expense was recorded under this plan. In 2003, CHF 0.4 million compensation expense was recorded in connection with the adoption of SFAS No. 123.

     MAB – The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 25 shares (prior to 2003, 20 shares) of common stock at CHF 15 per share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB during 2003 and 2002:

		Rights
	Exercise price	outstanding

Balance at December 31, 2001	15	302 740

Rights granted	15	86 040
Rights exercised	15	(18 500)

Balance at December 31, 2002	15	370 280

Rights granted	15	105 275
Rights exercised	15	(20 005)

Balance at December 31, 2003	15	455 550

Compensation expense is recorded in the year the rights are granted and, in 2003, CHF 9 million (2002: CHF 8 million) of compensation expense was recorded under this plan.

     PSP – In 2001, the Company established a Performance Share Plan (PSP) for selected senior and key management and non-executive Board members (participants). In accordance with the PSP, participants are granted rights to receive shares of common stock of the Company if the performance of the Company, defined and measured as Total Shareholder Return (TSR), during the measurement period under the PSP meets or exceeds specified conditions and the share price of the Company is equal to or higher than the market value of shares at the beginning of the measurement period. The TSR includes three parameters: (i) the change in the share price from the close of the first trading day at the beginning of the measurement period to the share price at the close of the last trading day at the end of the measurement period, expressed as a percentage; (ii) any dividends paid or payable for the measurement period and (iii) any extraordinary returns paid to the shareholders during the measurement period. In 2001, 86 700 rights were granted to 137 participants with a measurement period from January 1, 2001 through December 31, 2003. The share price as of the beginning of the measurement period was CHF 109.25, the market value of the shares on January 3, 2001. The rights vest ratably over a three year period except when a participant voluntarily terminates employment, in which case all rights are forfeited. Each right is entitled to receive from one share up to a maximum of four shares of Company common stock, depending on the Company’s share price and the Company’s TSR ranking within the benchmark group at the end of the measurement period. As a result of terminations from the plan, a total of 2 627 rights (2002: 1 675 rights) have been returned to the Company. As the conditions of the PSP were not met, no compensation expense was recorded related to the fulfillment of the terms of the plan. In 2003 however, in accordance with the adoption of SFAS No. 123, as amended, the Company recorded CHF 1 million compensation expense for the fair value of the rights that vested during 2003.

32 Ciba Specialty Chemicals	Financial Review 2003

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

Change in control and reserve of shares

Upon a change in control of the Company (defined as 30 percent for LEAP, 33.33 percent other than 1998, which is 50 percent, for LTIP program, and 20 percent for PSP, such percentage, in each case, as being a percentage of total voting power. Additionally, for the PSP in a merger where the Company’s shareholders retain less than 50 percent of total voting power or the Company’s board of directors does not maintain a majority of the voting rights in the board of the combined company), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

     At December 31, 2003, the Company had approximately 2.2 million shares (2002: 2.0 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

     The Company used the Black-Scholes model to value the stock options granted. The weighted-average assumptions used to estimate the fair value of the options included in the pro forma amounts are as follows:

Year-ended December 31,	2003	2002

Expected option lives in years	10.00	6.07
Expected volatility in percentage	25.00	23.00
Risk-free interest rate in percentage	2.28	3.23
Expected dividend yield in percentage	2.79	1.81
Weighted average fair value in CHF	19.60	24.05

18.   Retirement benefits

The Company sponsors pension and other postretirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has both contributory and non-contributory defined contribution and defined benefit pension plans.

Defined contribution pension plans

In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 14 million in 2003 and CHF 16 million in 2002.

Defined benefit pension plans

Benefits to participants in the Company’s defined benefit pension plans are generally based on employees’ years of service, levels of compensation or stated amounts for each year of service.

     The majority of the defined benefit pension plans are funded, whereby contributions made by the Company and plan participants are invested, and the resulting assets necessary to fund future benefit obligations are held by independent trustees for the benefit of plan participants. Accordingly, the assets acquired and maintained by these plans are not included in the Company’s consolidated balance sheets. These plans are referred to as funded plans in this note.

     In certain countries in which the Company operates, principally Germany, local practice is that pension plans are not funded. In accordance with this practice, the Company does not fund these plans. The Company charges income from continuing operations for benefits earned in each period with a corresponding increase in pension liability. Benefit payments made each period to retirees are charged against this liability. These plans are referred to as unfunded plans in this note.

     Each year, the projected benefit obligation (PBO), which is the present value of projected future benefits payable to current plan participants allowing for estimated future employee compensation increases, is calculated for each plan. The measurement date for the Company’s pension plans that make up the majority of plan assets and benefit obligations is December 31st for each year presented.

Financial Review 2003	www.cibasc.com/investors 33

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

     The following table provides a reconciliation from beginning of year to end of year of the changes in PBO and the changes in the fair value of plan assets, as well as the PBO funded status of the plans. The PBO funded status consists of the excess (deficit) of the fair value of plan assets over (under) PBO.

	2003			2002

	Funded	Unfunded		Funded	Unfunded
	plans	plans	All plans	plans	plans	All plans

Change in benefit obligation (PBO)
PBO, beginning of year	2 984	473	3 457	3 092	440	3 532
Service cost	76	8	84	87	8	95
Interest cost	143	28	171	154	28	182
Participant contributions	22	0	22	22	0	22
Actuarial (gain) loss	62	11	73	(146)	32	(114)
Plan amendments	(1)	0	(1)	7	(4)	3
Benefits paid	(149)	(25)	(174)	(145)	(26)	(171)
Foreign currency translation	(76)	29	(47)	(100)	(2)	(102)
Other	49	1	50	13	(3)	10
PBO, end of year	3 110	525	3 635	2 984	473	3 457
Change in plan assets
Fair value of plan assets, beginning of year	2 789		2 789	3 292		3 292
Actual return on plan assets	240		240	(384)		(384)
Employer contributions	46	25	71	77	27	104
Participant contributions	22	0	22	22	0	22
Benefits paid	(149)	(25)	(174)	(145)	(26)	(171)
Foreign currency translation	(58)	0	(58)	(77)	0	(77)
Other	46	0	46	4	(1)	3
Fair value of plan assets, end of year	2 936	0	2 936	2 789	0	2 789
PBO funded status	(174)	(525)	(699)	(195)	(473)	(668)

For both years presented, substantially all of the Company’s funded pension plans had PBO in excess of plan assets.

Accumulated benefit obligation (ABO) status of defined benefit pension plans

Accumulated benefit obligation (ABO) is less than PBO because ABO excludes assumptions as to future increases in employee compensation when calculating the present value of the future benefit obligation.

ABO status of funded pension plans

The table below shows the ABO status at December 31, 2003 and 2002 of the Company’s funded pension plans separated between those having plan assets that are greater than or equal to ABO (fully-funded) and those having plan assets that are less than ABO (under-funded):

	2003			2002

			Total			Total
	Fully-	Under-	funded	Fully-	Under-	funded
Funded plans	funded	funded	plans	funded	funded	plans

Accumulated benefit obligation (ABO)	2 392	428	2 820	2 057	448	2 505
Fair value of plan assets	2 628	308	2 936	2 472	317	2 789

ABO status – fully (under) funded	236	(120)	116	415	(131)	284

34 Ciba Specialty Chemicals	Financial Review 2003

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

Minimum pension liability

For funded plans with ABO in excess of the fair value of plan assets, SFAS No. 87 requires that the Company record on its consolidated balance sheets a minimum pension liability amount such that the Company’s net pension liability is at least equal to the amount of the under-funded ABO. Net pension liability is the excess of pension liabilities over prepaid pension assets, on the Company’s balance sheet.

     When recording a minimum pension liability, SFAS No. 87 requires the Company to record a corresponding intangible asset equal to the amount of any unrecognized prior service cost, with the remainder, if any, charged to other comprehensive income in shareholder’s equity. Therefore, the recording of this additional minimum pension liability has no impact on the Company’s income from operations.

     The following table shows the components of the additional minimum pension liability as of December 31, 2003 and 2002 for those plans where such a liability was required to be recorded, mainly in the United States; together with a reconciliation to the ABO status of all of the Company’s under-funded pensions plans:

	2003	2002

Unrecognized prior service cost recorded as intangible asset	10	19
Recorded as other comprehensive income	129	126
Currency adjustments	(22)	(9)

Additional minimum pension liability	(117)	(136)

Prepaid pension asset already recorded	7	14
ABO status, plans where additional minimum liability required	(110)	(122)
Other under-funded plans, no additional minimum liability required	(10)	(9)

ABO status – All under-funded plans	(120)	(131)

ABO status of unfunded pension plans

For the Company’s unfunded plans, the accrued pension liability exceeds the amount of existing unfunded ABO, therefore no additional minimum pension liability is required. The table below shows the ABO and related liabilities recorded at December 31, 2003 and 2002 for the Company’s unfunded defined benefit pension plans:

Unfunded plans	2003	2002

Accumulated benefit obligation	490	423
Accrued pension liability	500	463

Liability recognized in excess of ABO	10	40

Defined benefit pension related assets and liabilities

For each of its defined benefit pension plans, the Company records a pension-related asset (liability) initially based upon the excess (deficit) of the fair value of plan assets over (under) PBO. However, as required under SFAS No. 87, differences that result from using expected rather than actual rates of return on plan assets, as well as differences that result from the evolution assumed to occur from period to period in the calculation of PBO versus actual evolution, represent gains (losses) that are not given immediate recognition in the Company’s consolidated statements of income or consolidated balance sheets. Instead, this accumulated unrecognized gain (loss) amount is amortized if it meets certain criteria; that is, where the unrecognized net gain or loss exceeds 10 percent of the greater of the fair value of plan assets or PBO, the excess is required to be amortized to future income over the average remaining service life of active employee participants.

     In addition, where the Company amends pension plans resulting in changes to future benefits based on participants prior service, any change in PBO resulting there from is not required to be immediately charged to income from continuing operations. Rather, such increases in pension obligations are amortized over the average remaining service life of active employees.

Accordingly, the following table shows the components of the Company’s net pension asset (liability) and the reconciliation of these amounts to the PBO as of December 31, 2003 and 2002:

	2003			2002

	Funded	Unfunded		Funded	Unfunded
	plans	plans	All plans	plans	plans	All plans

Prepaid benefit cost(1)	740	—	740	700	—	700
Accrued benefit liability(1)	(132)	(500)	(632)	(142)	(463)	(605)
Minimum pension liability – intangible asset	10	—	10	19	—	19
Accumulated other comprehensive income, pre tax	129	—	129	126	—	126
Currency adjustments(2)	(22)	—	(22)	(9)	—	(9)
Net pension asset (liability) on consolidated balance sheets	725	(500)	225	694	(463)	231
Unrecognized net gain (loss)	(882)	(27)	(909)	(877)	(13)	(890)
Unrecognized prior service cost	(17)	2	(15)	(12)	3	(9)
PBO funded status	(174)	(525)	(699)	(195)	(473)	(668)

(1)	Current and long-term portion
(2)	Currency effect on the prior year additional minimum pension liability.

Financial Review 2003	www.cibasc.com/investors 35

Notes to consolidated financial statements
 (in millions of Swiss francs, except share and per share data)

Net defined benefit plan pension expense

The components of net pension expense for the Company’s defined benefit pension plans during the years ended December 31, 2003 and 2002 were:

	Funded plans		Unfunded plans		All plans

	2003	2002	2003	2002	2003	2002

Service cost	76	88	8	7	84	95
Interest cost	143	155	28	27	171	182
Expected return on plan assets	(211)	(230)	0	0	(211)	(230)
Amortization of prior service cost	2	1	0	0	2	1
Other (gains), losses and amortization, net	(8)	(26)	1	1	(7)	(25)

Total net pension expense (income)	2	(12)	37	35	39	23

Key assumptions

The weighted average key actuarial assumptions used to determine the Company’s pension benefit obligations were as follows:

	2003	2002

Discount (interest) rate	4.9%	5.1%
Rate of increase in compensation levels	2.3%	2.4%

The weighted average key actuarial assumptions used to determine the Company’s net periodic benefit cost were as follows:

	2003	2002

Discount (interest rate)	5.1%	5.3%
Rate of increase in compensation levels	2.4%	2.9%
Expected long-term rate of return on plan assets	6.2%	6.5%

The determination of the overall expected long-term rate of return on plan assets for the Company’s funded plans is based on the following parameters: long-term expected inflation rates, long-term inflation-adjusted interest rates, and long-term risk premium of equity investments above risk free rates of return. In addition, long-term historical rates of return adjusted, where appropriate, to reflect more recent developments, are used.

Funded defined benefit pension plan assets

The Company’s investment policies and strategies for plan assets held by its funded defined benefit pension plans are directed toward the overriding target of achieving, on a long-term basis, the necessary return on plan assets to meet benefit obligations as they become payable. Factors included in the Company’s investment strategy for plan assets include achievement of consistent year-over-year results, effective risk management based on the level of each plan’s funding status, and effective plan cash flow management. Further, the Company’s plan investment policies generally exclude direct investments in the Company’s equity or debt securities.

     For the Company’s funded defined benefit pension plans, the weighted average actual plan asset allocation percentages as of December 31, 2003 and 2002, and the range of weighted average target plan asset allocation percentages in effect as of December 31, 2003, are as follows:

	Actual plan
	asset allocation
	percentages at		Target plan
	December 31,		asset allocation
			percentages at
	2003	2002	December 31, 2003

Asset Category
Equity securities	34%	46%	35% – 45%
Debt securities	42%	36%	40% – 50%
Real estate	10%	10%	5% – 15%
Other	14%	8%	0% – 10%

Total	100%	100%

At December 31, 2003, the Company’s pension plans did not own any Company common stock. Plan assets at December 31, 2002 included 86 211 shares of Company common stock with a market value of approximately CHF 8 million representing 0.3 percent of total plan assets.

     The following table shows the undiscounted benefit amounts expected to be paid for each of the next five successive fiscal years and for the aggregate next five years thereafter:

	Funded	Unfunded	All
	plans	plans	plans

Undiscounted expected benefit payments
2004	146	26	172
2005	149	26	175
2006	155	26	181
2007	161	27	188
2008	169	27	196
Aggregate for 2009 through 2013	825	152	977

The amount expected to be contributed by the Company to its various pension plans during 2004 is CHF 128 million.

36 Ciba Specialty Chemicals	Financial Review 2003

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

Other postretirement benefits

These plans principally provide for postretirement healthcare benefits for eligible employees in the United States, and are not funded by the Company. The following table shows the components of the amounts charged to income from operations in 2003 and 2002 related to other post-retirement benefits:

	2003	2002

Service cost	1	1
Interest cost	4	5
Expected return on plan assets	0	0
Amortization of prior service cost	0	(1)
Other (gains), losses and amortization, net	0	(2)

Benefit expense (income) major plans	5	3

The measurement date for the Company’s other postretirement benefit plans that make up the majority of benefit obligations is December 31st for both years presented. The following table provides a reconciliation of the changes in the benefit obligation, the funded status of the plans and the amounts recognized on the consolidated balance sheets as of December 31, 2003 and 2002:

	2003	2002

Benefit obligation, beginning of year	70	67

Service cost	1	1
Interest cost	4	5
Participant contributions	3	2
Actuarial (gain) loss	4	12
Benefits paid	(8)	(9)
Foreign currency translation	(8)	(9)
Other	0	1

Benefit obligation, end of year	66	70

Unrecognized net gain (loss)	(2)	7
Unrecognized prior service cost	5	1

Total net liability recognized on consolidated balance sheets	69	78

The weighted average discount rate used in the key actuarial assumptions to compute the other postretirement benefit obligation was 6.4 percent in 2003 (2002: 6.9 percent).

     The weighted average healthcare cost trend rate is 9 percent for 2003 and is assumed to decrease to an ultimate trend rate of 5.0 percent in 2010. A one percent annual increase in the assumed healthcare cost trend rate would increase the 2003 accumulated postretirement benefit obligation by approximately CHF 4 million and the annual postretirement benefit cost by CHF 0.3 million. A one percent annual decrease in the assumed healthcare cost trend rate would decrease the 2003 accumulated postretirement benefit obligation by approximately CHF 3 million and the annual postretirement benefit cost by approximately CHF 0.2 million.

     The Company expects its contributions to other postretirement plans in 2004 to be approximately CHF 5 million. The following table shows the undiscounted amounts expected to be paid from the Company’s other postretirement plans for each of the next five successive fiscal years and for the aggregate five years thereafter:

Undiscounted expected benefit payments

2004	8
2005	8
2006	8
2007	8
2008	8
Aggregate for 2009 through 2013	39

19.   Earnings per share

In 2003 and 2002, there was no difference between basic and diluted earnings per share for income from continuing operations. In 2003 the basic weighted average number of shares outstanding were 68 361 123 (2002: 68 549 964) and the diluted weighted average number of shares outstanding were 68 361 123 (2002: 68 575 058).

     The calculation of diluted earnings per share assumes (i) that the 1.25 percent convertible bonds, issued in July 1998 and repaid in July 2003, were converted at the beginning of the year in 2003 and 2002, with related interest and common shares adjusted accordingly, and (ii) that the weighted average shares outstanding were increased by shares issuable upon exercise of the granted employee stock options, less shares which could have been purchased by the Company with the related proceeds receivable from the exercise of the stock options. Either of these two items are not considered in calculating diluted earnings per share if their effect would be antidilutive, that is, diluted earnings per share would be higher than basic earnings per share.

     In 2002, the difference of 25 094 in the weighted average number of shares outstanding was due to the inclusion of the dilutive effect of previously granted stock options with exercise prices between CHF 107.09 and CHF 111.09, as their exercise prices were less than the average market price of the Company’s shares for 2002. In 2003, the calculation of diluted earnings per share did not include any stock options as their inclusion would have been antidilutive. For purposes of calculating basic and diluted earnings per share in 2003 and 2002 there was no required adjustment to the reported income from continuing operations or net income.

     For the years ended December 31, 2003 and 2002, the calculation of diluted earnings per share excluded the assumed conversion of these bonds as their inclusion would have been antidilutive. The calculation of diluted earnings per share in 2003 excluded 2 092 090 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, in 2002 excluded 878 036 stock options outstanding with exercise prices between CHF 112.09 and CHF 181.70, as their inclusion would have been antidilutive.

Financial Review 2003	www.cibasc.com/investors 37

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

20. Related party transactions

Transactions with associated companies

Investments in affiliates of CHF 137 million in 2003 and CHF 147 million in 2002 are included in financial investments and are described in Note 9.

     Loans receivable from equity affiliates of CHF 10 million in 2003 and CHF 10 million in 2002 are included in other assets. Included is a loan to Compagnie Industrielle de Monthey SA, of CHF 10 million in 2003 and 2002, which bears interest at 1 percent in 2003 (2002: 2 percent).

     The Company had payables and accrued expenses to equity affiliates of CHF 9 million in 2003 and CHF 12 million in 2002.

21. Commitments and contingencies

Lease commitments

The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2004 CHF 39 million; 2005 CHF 23 million; 2006 CHF 10 million; 2007 CHF 6 million; 2008 CHF 4 million; 2009 and thereafter CHF 4 million. Rental expense amounted to CHF 64 million in 2003 and CHF 67 million in 2002.

Purchase commitments

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

     In addition to the leasing arrangement described in Note 1 that was consolidated in connection with the adoption of FIN No. 46, the Company has the option to purchase another leased facility for CHF 26 million (USD 21 million). The Company utilizes this facility in its business operations. Under the terms of the lease, the Company will be liable for the shortfall between the market value of the facility and the settlement value at the lease termination date, which has been extended to 2004 from its original 2003 date. During 2003, the Company recorded a charge of CHF 6 million to income from operations for the estimated amount of this shortfall.

Guarantees

In the normal course of business, the Company has provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2003, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 17 million of which CHF 15 million expire in 2004, CHF 1 million expire in 2005 and CHF 1 million expire thereafter.

     In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At December 31, 2003, the Company had issued CHF 34 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the “Environmental Matters” section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2003, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 12 million (2002: CHF 13 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (2002: CHF 1 million).

Contingencies

The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

     As a result of a dispute over an agreement with a third party, in the context of the Company’s divestment of the Performance Polymers Business in 2000, Vantico International SA (now owned by the Huntsman Group) has initiated arbitration proceedings against the Company. Although the outcome cannot be predicted with certainty, management is of the opinion that this matter will not have any material adverse effect on the financial position or results of operations of the Company.

     In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a claim from the New Jersey Department of Environmental Protection for alleged natural resource damages (see “Environmental Matters” below). In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia (see “Litigation Matters” below).

Taxes

In their past tax audit of the Company’s operations in Grenzach, Germany, the German tax authorities had made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management was of the opinion that the total liability owed resulting from this adjustment was the responsibility of Novartis. This opinion was disputed by Novartis and, in 2001, it initiated arbitration proceedings against the Company in relation to this matter. This dispute was settled in 2003, resulting in the release by the Company of CHF 39 million of previously established tax reserves.

Environmental matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

     For outstanding environmental matters that are currently known and

38 Ciba Specialty Chemicals	Financial Review 2003

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

estimable by the Company, provisions of approximately CHF 557 million at December 31, 2003 and CHF 614 million at December 31, 2002 have been recorded in the accompanying Consolidated Balance Sheets. The decrease in the provision of CHF 57 million in 2003 compared to 2002 relates to usage of the provisions of CHF 22 million and mainly to foreign currency exchange rate effects of CHF 35 million. The Company’s environmental protection and improvement cash expenditures were approximately CHF 31 million in 2003 (CHF 96 million in 2002), including investments in construction, operations and maintenance and usage of the provision.

     In the agreement on the Company’s spin-off from Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

     The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs.

     At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project which will take eight to ten years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

     In October 2003, the Company’s subsidiary in the United States received a letter from the New Jersey Department of Environmental Protection (“NJDEP”) seeking to begin discussions on natural resource damage liability issues (“NRDs”) at the Toms River Site for alleged injury to groundwater. The subsidiary is engaged in on-going settlement discussions with the State to see if it can reach a mutually beneficial settlement to avoid litigation. If a mutual agreement cannot be reached and NJDEP decides to initiate litigation, the Company believes that it has significant defenses to these potential NRD claims.

     The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The planning and remediation effort could require up to fifteen years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.

     In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2003, no remedial actions have been defined or required in a legally binding form.

     In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

Litigation matters

Two class action lawsuits have been filed against Company’s subsidiary in the United States and other chemical suppliers in two separate state courts in West Virginia relating to the sales of certain products to coal preparation plants. In both cases, plaintiffs claim, on behalf of a class of all workers in coal preparation plants, that these workers are entitled to medical monitoring for exposure to residual acrylamide from the use of polyacrylamide products supplied by the defendants.

     Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. Finally, the Company has sufficient insurance coverage for these claims to prevent them from having a material adverse effect on its financial position or results of operations.

Financial Review 2003	www.cibasc.com/investors 39

Notes to consolidated financial statements
(in millions of Swiss francs, except share and per share data)

22. Valuation and qualifying accounts and reserves

Allowance for doubtful accounts

For the year ended December 31,	2003	2002

Balance at beginning of year	96	120
Additions (deductions) charged (credited) to cost and expenses, net	9	31
Other, net(1)	(18)	(43)
Currency adjustments	(2)	(12)
Balance at end of year	85	96

Allowance for obsolete and slow moving inventory

For the year ended December 31,	2003	2002

Balance at beginning of year	58	66
Additions (deductions) charged (credited) to cost and expenses, net	(2)	5
Other, net(1)	(4)	(9)
Currency adjustments	(2)	(4)
Balance at end of year	50	58

Deferred income tax valuation allowance

For the year ended December 31,	2003	2002

Balance at beginning of year	131	146
Additions (deductions) charged (credited) to cost and expenses, net	3	1
Currency adjustments	(13)	(16)
Balance at end of year	121	131

(1)	Other, net is primarily additions and deductions applicable to acquisitions and divestitures, amounts written-off and miscellaneous other adjustments and for allowance for doubtful accounts in 2002, Other, net also included a reclassification to accrued liabilities for provisions that did not relate to accounts receivable.

40 Ciba Specialty Chemicals	Financial Review 2003

Report of management

The management of Ciba Specialty Chemicals and its subsidiaries are responsible for the preparation and integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts. These management estimates and assumptions are based on management’s best knowledge of current events and actions the Company may undertake in the future as of the date the financial statements are prepared.

     Management relies upon established accounting procedures and related systems of internal control to meet its responsibilities to maintain reliable financial records. This effective control structure consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. To assure the effective administration of internal control, management carefully selects and trains the Company’s employees, develops and disseminates written policies and procedures, provides appropriate communication channels, and fosters an environment conducive to the effective functioning of controls. An important element of the internal control systems is the worldwide monitoring performed by the Company’s internal audit group that reports its findings and recommendations for possible improvements to management and the Audit Committee of the Board of Directors.

     We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles, as well as, to adequately safeguard, verify and maintain accountability of assets.

     The Company retains Ernst & Young AG, independent accountants, to examine its financial statements. Their accompanying report is based on an examination conducted in accordance with United States and Switzerland generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

     The Board of Directors exercises their responsibility for these financial statements through its Audit Committee that is composed entirely of independent directors. The Audit Committee meets regularly with the internal auditors, the independent accountants and the Company’s management to discuss audit scope and results, internal control evaluations, and other accounting and financial reporting matters. The internal auditors and independent accountants have access to the Audit Committee without management’s presence.

Armin Meyer
Chairman of the Board and Chief Executive Officer

Michael Jacobi
Chief Financial Officer

Basel, January 16, 2004

Independent auditors’ report

Report of the Group Auditors to the General Meeting of the Shareholders of Ciba Specialty Chemicals Holding Inc., Basel

As auditors of the Group, we have audited the consolidated financial statements (statement of income, balance sheet, statement of cash flows, statement of shareholders’ equity and notes presented on pages 16 to 40) of Ciba Specialty Chemicals Holding Inc. and its subsidiaries for the year ended December 31, 2003.

     These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

     Our audit was conducted in accordance with auditing standards generally accepted in the United States and in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with United States Generally Accepted Accounting Principles and comply with Swiss law.

     We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

Eric Ohlund (in charge of the audit)	Martin Mattes

Zurich, January 16, 2004

Financial Review 2003	www.cibasc.com/investors 41

Corporate Governance

The Board of Directors and its Committees

Numbers in square brackets refer to the Directive on Information Relating to Corporate Governance (“DCG”) of SWX Swiss Exchange

The Board of Directors of Ciba Specialty Chemicals defines the strategic direction and supervises the overall affairs of the Company, while the implementation of strategies and the day-to-day management is vested in the Executive Committee [DCG 3.6]. The Board also reviews the Company’s key plans and objectives, identifies external risks and opportunities, and initiates required activities.

     The Members of the Board are elected by the General Meeting of Shareholders for a term of between one and four years; a re-election is possible [DCG 3.4.1]. The Company has a staggered Board [DCG 3.4.1]. For an overview of the individual election terms, see the table on the next page [DCG 3.4.2]. The Chairman of the Board is elected by the Board from its Members. A Board Member may tender his or her resignation during the term of his or her office. The Shareholders’ Meeting may vote to remove a Board Member.

     The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board and Board Committee charters reflect recent developments in corporate governance principles including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:

•	A Lead Director, having been appointed by the Board, who is entitled to convene on his own and chair meetings of the Board; in addition, the Lead Director chairs the Human Resources and Compensation Committee; based on interviews with other Board Members, he prepares a review of the Chairman of the Board. He also directs meeting modules without the Chairman being present

•	Broad supervisory and reviewing powers being held by the Board that are directly supported by Internal Audit

•	With the exception of the Chairman of the Board, the Board Members being both non-executive directors and independent from the Company

•	Having Board Committees with a majority of non-executive, independent directors

•	Having an Audit Committee exclusively comprised of non-executive and independent directors

•	The Board performing an annual assessment of itself

•	The provision of continuous and comprehensive information to Board Members including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management [DCG 3.7].

Topics of the Board in 2003

In 2003, the Board focused on the following key topics besides the overall supervision of the Company’s affairs, the preparation of the annual accounts and the General Meeting of the Shareholders: Group business strategy, research & development strategy, IT strategy, mergers and acquisitions, supply chain and “Managing for Growth” projects, analysis of products and strategy of the Company’s segments, management development and corporate governance.

Board Committees [DCG 3.5]

Four standing Board Committees in the areas of audit, finance, human resources and compensation and nomination provide guidance and support to the full Board:

Audit Committee

Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, approves and pre-approves auditing and other services to be provided by the external auditors, evaluates business risk assessment, evaluates scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with specific laws and regulations governing the preparation and filing of financial statements. In addition, the Audit Committee proposes the nomination of the external auditors to the full Board. The Audit Committee reviews complaints regarding accounting, internal accounting controls or auditing matters. To facilitate the submission of such complaints, the Company has set up webpages both in its intranet (under: “Corporate Governance”) and on its internet site (http://www.cibasc.com/view.asp?id=5923). The Board has determined that the chairman of the Audit Committee, Erwin W. Heri, is the Audit Committee’s financial expert as per the requirements of Item 16A of Form 20-F.

Finance Committee

Mission: Develops principles for financial planning, accounting and reporting, disclosure and control, reviews concepts of financial objectives to optimize shareholder value, develops finance policy, is regularly briefed on application/implementation of principles of finance policy, approves financial transactions, investments and acquisitions and supports the preservation and enhancement of the Company’s reputation in the financial markets.

Human Resources and Compensation Committee

Mission: Develops objectives and principles of human resource policy and internal communication, reviews the management development situation, develops compensation guidelines in line with overall Company strategies, is informed about benefit plans for employees, is briefed in applications/implementation of principles of human resource policy and supports the preservation and enhancement of the Company’s reputation in the human resources area. The Human Resources and Compensation Committee assesses the emoluments of the Members of the Board and its Committees and prepares a request to the Board concerning the emoluments and the terms of employment of the CEO and the Members of the Executive Committee [DCG 5.1]. The Lead Director is the chairman of the Human Resources and Compensation Committee.

Nomination Committee

Mission: Develops the principles for the selection of candidates for election or re-election to the Board by the Annual General Meeting (“AGM”) of Shareholders and prepares a selection of candidates in accordance with these criteria. The Nomination Committee nominates the candidates for the appointments made by the Board. The Chairman of the Board is the chairman of the Nomination Committee.

42 Ciba Specialty Chemicals	Financial Review 2003

Corporate Governance

 Members of the Board [DCG 3, 3.1, 3.2, 3.4.2]

The Members of the Board are as follows:

			Year	Year	Significant positions and political
	Date of		appointed	term	mandates outside the Company
Name	Birth	Nationality	to Board	expires	[DCG 3.2a/b/c]

Armin Meyer Chairman and Chief Executive Officer	July 25, 1949	Swiss	1997	2004	(1)	Member of the Board of Directors, Zurich Financial Services, Zurich
Member of the Board, CEFIC (European Chemical Industry Council), Brussels
					Member Foundation Board IMD – International Institute for Management Development, Lausanne

Kurt Feller Vice Chairman, Lead Director	August 31, 1937	Swiss	1999	2007	Chairman of the Board of Directors, Rieter Holding Ltd., Winterthur
Chairman of the Board of Directors, Geberit Ltd., Jona
Member of the Board of Directors, Scintilla Ltd., Solothurn
					Member of the Board of Directors, Büro-Fürrer Ltd., Zurich

Erwin W. Heri	March 6, 1954	Swiss	1997	2007	Professor of Finance
Member of the Board of Directors, Hilti Ltd., Schaan
Chairman of the Board of Trustees, Anlagestiftung Winterthur, Winterthur
Member of the Board of Trustees, Publica,
Pensionskasse des Bundes, Bern
Chairman of the Board of Directors, OZ Holding AG, Pfäffikon
Chairman of the Board of Directors, OZ Bankers AG, Pfäffikon
					Member of the Board of Directors, Losinger AG, Berne

Gertrud Höhler	January 10, 1941	German	1997	2004 (1)	Management Consultant Member of the Board of Directors, Bâloise-Holding, Basel Member of the Board of Directors, Georg Fischer Ltd., Schaffhausen

Jean-Marie Pierre Lehn	September 30, 1939	French	1997	2006	Professor of Chemistry, Nobel Prize Winner Member of the Scientific Advisory Board of Aventis, Strasbourg Member of the Scientific Board of the Novartis Venture Fund, Basel

Peter Littmann	December 21, 1947	German	1997	2006	Chairman and Chief Executive Officer, Brandinsider GmbH, Hamburg
Member of the Board of Directors, Compass Ltd.
(Bata Shoe Company), Toronto
Member of the Advisory Board, Nijenrode University, The Netherlands
					Member of the Harvard University Art Museum’s Visiting Committee, Cambridge, Massachusetts

Uli Sigg	April 29, 1946	Swiss	1999	2007	Vice-Chairman of the Board of Directors, Ringier Group
Member of the Advisory Board of China Development Bank, Beijing
Member of the Board, Infront Holding Ltd., Zug
Member of the Board of Medica Holding AG, Rotkreuz
					Member of the Supervisory Board of the University of Lucerne, Lucerne

Hans-Ulrich Müller(2) Secretary (not Member of the Board)	June 25, 1941	Swiss	1997	–	Member of the Board of SGCI (Schweiz. Gesellschaft für Chemische Industrie), Zurich

(1)	At the Company’s Annual General Meeting of Shareholders to be held on February 26, 2004, Ms. Gertrud Höhler and Mr. Armin Meyer are proposed to be re-elected as Board Members for an additional term of four years.

(2)	The Board has appointed Thomas Koch, born November 21, 1954, German, as its new secretary effective March 1, 2004.

With the exception of Armin Meyer, who is also CEO of Ciba Specialty Chemicals, all other Board Members are both non-executive directors and independent from the Company [DCG 3.1.b]. The term “independent” used herein satisfies the criteria of the Swiss Code of Best Practice and of Section 303(A)(6) of the NYSE Listed Company Manual, as approved by the SEC on November 4, 2003. None of the non-executive Members of the Board has ever been a member of the management of the Company or any of its subsidiaries and none of them has or had a substantial business relationship with the Company or any of its subsidiaries in the last four financial years [DCG 3.1.c].

More biographical details of the Board Members are available at the Company’s website (http://www.cibasc.com/bod-cv) [DCG 3.1.a].

There is no cross-involvement among the Board Members and the boards of directors of other listed Swiss companies [DCG 3.3]. There are no service contracts between any Member of the Board and the Company providing for benefits upon termination of employment.

Financial Review 2003	www.cibasc.com/investors 43

Corporate Governance

Board Committee Memberships

Human
Resources and
	Audit	Finance	Compensation	Nomination
Name	Committee	Committee	Committee	Committee

A. Meyer		C	M (1)	C
K. Feller	M	M	C	M
E.W. Heri	C	M
G. Höhler			M	M
J.-M. P. Lehn
P. Littmann			M	M
U. Sigg	M

C	=	Chairman

M	=	Member

(1)		Armin Meyer is not present at the meetings when the Committee discusses and prepares its proposal with regard to Armin Meyer’s compensation as CEO of the Company.

All Board Committees meet four to six times per year, usually immediately before the full Board meets. The duration of such meetings generally is between two and four hours.

     The Company’s “Rules Governing the Organization” and Committee charters set out in detail the powers and responsibilities of the Board and its Committees. In order for the Board or any of its Committees to pass resolutions, at least half of its Members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference. The full Board meets at least 6 times per year.

The Executive Committee [DCG 4, 4.1]

	Date of			Significant positions and political mandates
Name	birth	Nationality	Function	outside the Company [DCG 4.2]

Armin Meyer	July 25, 1949	Swiss	Chief Executive Officer	Member of the Board of Directors, Zurich Financial Services, Zurich
Member of the Board of CEFIC (European Chemical Industry Council), Brussels
Member of the Foundation Board IMD – International Institute for Management Development, Lausanne

Michael Jacobi	January 30, 1953	German	Chief Financial Officer	Chairman of the Board of Industrie-Holding, Berne Member of the Board of Phonak Holding, Stäfa Member of the commission and of the committee of Swiss GAAP, FER, Zurich

Brendan Cummins	May 18, 1951	Irish	Executive Vice President International Coordination and Human Resources	None

Martin Riediker	June 28, 1952	Swiss	Chief Technology Officer	Member of the Board, American Chemistry Council, Arlington Member of the Board, CIII Centers for Health Research, North Carolina

Hermann Angerer	December 23, 1947	Swiss	Head Segment Coating Effects	None

Christoph Biedermann	March 19,1957	Swiss	Head Segment Textile Effects	None

Mark Garrett	May 11, 1962	Australian	Head Segment Water & Paper Treatment	Member of the Board of TEGEWA Industry Association, Frankfurt am Main

Felix Meyer	February 18, 1953	Swiss	Head Segment Plastic Additives	None

Tim Schlange	January 15, 1963	German	Head Segment Home & Personal Care	None

Mr. Armin Meyer and Mr. Felix Meyer are not related.

Armin Meyer became Chairman of the Board of Ciba Specialty Chemicals in autumn 2000. Starting January 1, 2001, he in addition took over as Chief Executive Officer. He streamlined the Company structure and shifted priority targets to profitable growth, innovation, highly qualified people as well as cash generation. He has been a Member of the Board of the Company since its spin-off in 1997.

     Previously, Armin Meyer was Head of the global Building Technologies Segment of ABB Ltd. As of 1995, he was a member of the Executive Committee of ABB, a global technology Group.

     Armin Meyer started his career in 1976 when he joined the former Brown Boveri Ltd. (BBC) as development engineer. In 1980 he became Head of Research and Development for industrial motors and took over as Head of the international business unit for electrical power generators in 1984. Further steps included the presidency of ABB Drives Ltd. as well as of ABB Power Generation Ltd. In 1995, he became Head of the Power Generation Segment. In 1998, he took over as Head of the Building Technologies Segment.

44 Ciba Specialty Chemicals	Financial Review 2003

Corporate Governance

     Armin Meyer, born 1949 in Zurich, Switzerland, holds a Ph.D. in electrical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich.

     In addition to his responsibilities at ABB, Armin Meyer was also Professor for Electrical Engineering and Drives at ETH, Zurich for twelve years.

Michael Jacobi joined Ciba-Geigy’s finance area in 1978. In 1980, Michael Jacobi moved to Brazil as Corporate Controller and later was appointed Treasurer. In 1986, he moved to the United States where he led the financial department at the Toms River plant in New Jersey. After further management training at Harvard, he returned to the Finance department in Basel in 1987 as Head of Management Accounting. He became Group Controller of Ciba-Geigy in 1990, responsible for the Company’s overall corporate financial accounting and reporting. In 1997, he was appointed Chief Financial Officer for Ciba Specialty Chemicals, responsible for Treasury, Mergers and Acquisitions, Investor Relations, Control and Information Management. Michael Jacobi serves on the Council of the Foundation for Accounting and Reporting Recommendations and plays a significant role in setting Swiss guidelines for accounting and disclosure. He has a Doctorate in Economics from the University of St. Gallen.

Brendan Cummins was appointed head of International Coordination and Human Resources on December 1, 2001. Brendan Cummins joined Ciba-Geigy in Ireland in 1971 as an Accountancy Student. In 1974, he assumed the position of Planning and Information Manager in Ireland. In 1979, he moved to Ciba-Geigy Singapore as Treasury Head and, in 1981, was appointed Head of Finance and Administration South East Asia. In 1984, he transferred to Hong Kong as Head of Finance and HR North Asia with project responsibility for China. In 1990, he moved to Philippines as Head of Pharmaceutical Division and later that year was appointed in combination Group Company Head. In 1994, he transferred to the U.K. as Head of Finance and HR of Ciba-Geigy Horsham. In 1995, he returned to the Far East as Group Company Head China and, in 1997, assumed the position of Regional President Greater China for Ciba Specialty Chemicals. In 1999, he moved to Basel and was appointed Global Head of Whiteners and, in 2000, he established and headed the Global Business Unit Home & Personal Care. In 2001, he worked for Irish Fertilizer Industries as Managing Director. He has a degree in accounting and is a Fellow of The Institute of Company Accountants.

Martin Riediker was appointed Chief Technology Officer in 2001. Martin Riediker joined Ciba-Geigy in 1982 as a photochemist in central research at Ciba-Geigy in Basel. In 1988, he moved to the United States as Vice President, Research and Development (R&D) for the Polymers Division and was later appointed Vice President and General Manager of the North American Resins Business Unit in 1991. He was named Head of Ciba’s U.S. Polymers Division in 1994. Mr. Riediker was named as Global President of the Consumer Care Division in 1995. He also took direct charge of the Detergents and Cosmetics Business Units. In 1997 he was named Global President of the Consumer Care Division and became a member of the Executive Committee of Ciba Specialty Chemicals. Mr. Riediker has a Doctorate in Chemistry and did Post-Doctoral Studies at Princeton University.

Hermann Angerer was appointed Head of the Coating Effects Segment in 2001. He joined Ciba-Geigy Limited in 1981 as a development chemist in the Additives Division in Basel. In 1985, he assumed the global marketing responsibility for radiation curing additives in the Business Unit Imaging and Coating Additives. In 1990, he was appointed Head of the Business Unit Additives for Lubricants. In 1996, he moved to Japan as Head Additives Division, responsible for the markets in Japan and South Korea. In 1999, he moved to Germany, responsible for the German holding company of Ciba Specialty Chemicals and the Additives Division in the Central Europe region. Mr. Angerer holds a Ph.D. in Chemical Engineering from the Swiss Federal Institute of Technology Zurich.

Christoph Biedermann was appointed Head of the Textile Effects Segment in 2001. From 1982 to 1985, Christoph Biedermann worked for ABB as Project Engineer in Switzerland and Commissioning Engineer in South Africa. From 1986 to 1989, he was Associate and Project Manager at McKinsey in Zurich, Switzerland. In 1990 he joined ABB Drives AG as Manager of High Power Semiconductors. In 1991 he was appointed Manager of Electrical Machines. From 1994 to 1997, he was Manager Business Unit Total Optimization of Processes at ABB Business Area Automation & Drives. In 1997, Christoph Biedermann was appointed President of ABB Industrie AG Switzerland. Since 1999, he has also been a member of the Management Committee ABB Switzerland, responsible for the Segment Automation. Mr. Biedermann holds a Diploma in Electrical Engineering from the Swiss Federal Institute of Technology, Zurich and has an MBA from INSEAD, Fontainebleau, France.

Mark Garrett was appointed Head of the Water & Paper Treatment Segment in 2001. He joined Ciba-Geigy in Australia in 1986 and worked there as Information and Planning Manager. In 1989, he moved to the Swiss headquarters in Basel, working in Finance and as Marketing Center Manager and Business Development Manager. In 1995, he became head of the Business Unit Paper and in 1996 he was appointed Global Head of the Business Segment Whiteners. In 1998, Mark Garrett became Global Head of the Textile Chemicals business unit where he successfully integrated three textile chemical businesses into one business unit that became a worldwide leader in its field. Mark Garrett joined DuPont from Ciba Specialty Chemicals in 2000, initially as Director Corporate Plans before becoming the Global Business Director Tyvek/Typar. He rejoined Ciba in 2001. Mark Garrett holds the following degrees: Bachelor of Arts, Economics, University of Melbourne, Melbourne, and Master of Applied Information Systems, Royal Melbourne Institute of Technology, Melbourne, Australia.

Felix Meyer was appointed Head of the Plastic Additives Segment in 2001. Felix Meyer joined Ciba-Geigy Limited in 1981 as Marketing Specialist for Polymer Additives and was appointed Head of Marketing for Polyolefin Additives in 1984. In 1987, he became Product Manager for Antioxidants, was promoted in 1990 to Head of Business Product Management and then to Head of Strategic Affairs, Additives Division in 1993. From 1994 to 1996 he was responsible for Purchasing and Materials Management and was a member of the Executive Committee of Ciba Additives GmbH in Lampertheim, Germany. In 1996, he assumed responsibility as Global Head of the Polymer Additives business unit and member of the Management Committee Additives Division. Mr. Meyer has a Diploma in Chemical Engineering and a Ph.D. in Physical Chemistry from the Swiss Federal Institute of Technology, Lausanne.

Tim Schlange joined Ciba-Geigy’s Corporate Planning staff in 1992. In 1994, Mr. Schlange assumed a marketing and sales position with Ciba Vision. In 1996, he began as Head of the Market Center Basic Polyolefins in a global marketing role for the Polymer Additives business unit. In 1999, he was appointed Transition Manager for the project management of the divestment of the Performance Polymers Division. In 2000, he headed Strategic Business Development for the Consumer Care Division. Since 2001, he has been Head of the Home & Personal Care Segment. He has a Doctorate in Economics from the University of St. Gallen.

Financial Review 2003	www.cibasc.com/investors 45

Corporate Governance

     There are no management agreements between the Company or its management bodies and any third parties [DCG 4.3] or other agreements pertaining to which any person referred to above was elected a Member of the Company’s Executive Committee.

Business behavior

So as to promote honest and ethical conduct, legal compliance, prompt internal reporting, accountability, and full, fair, accurate, timely, and understandable disclosure in public reports, the Company relies on its “Code of Conduct” which can be downloaded (http://www.cibasc.com/ view.asp?id=59). In 2003, the Company did not grant any waiver, whether implicit or explicit, from any provision of its Code of Conduct to the CEO, the CFO, or the Group Controller.

Compensation

Non-executive Members of the Board [DCG 5.2.2.b]

In 2003, the non-executive Members of the Board in aggregate received as remuneration, bonuses and other benefits a total of CHF 703 236 [DCG 5.2.1]. In addition, they were granted 7 376 Shares by the Company [DCG 5.4.b] and held a total of 18 243 Shares as at December 31, 2003 (including those allocated in 2003) [DCG 5.5.b].

     In addition, these persons were granted the following options by the Company [DCG 5.6.b]:

Year	Term of allo-	Subscription		Strike price
of allocation	cation (years)	ratio	Number	(CHF)

1997	8	1:1	23 632	107.16
1998	5	1:1	3 284	163.70
1999	5	1:1	4 108	110.60
2000	5	1:1	2 562	105.40
2001	5	1:1	6 892	109.20
2002	5	1:1	9 280	109.00

In 2003, the Company did not grant any options to non-executive Members of the Board.

Executive Member of the Board and Members of the Executive Committee [DCG 5.2.2.a]

In 2003, the executive Member of the Board and the Members of the Company’s Executive Committee in aggregate received as salaries, bonuses and other benefits inclusive of any voluntary Company pension contributions a total of CHF 8 517 857 [DCG 5.2.1]. In addition, they were granted 63 925 Shares by the Company (of which most are restricted) [DCG 5.4.a] and held a total of 122 013 Shares as at December 31, 2003 (including those allocated in 2003) [DCG 5.5.a].

     In addition, these persons were granted the following options by the Company [DCG 5.6.a]:

Year	Term of allo-	Subscription		Strike price
of allocation	cation (years)	ratio	Number	(CHF)

1997	8	1:1	63 624	107.16
1998	5	1:1	18 613	163.70
1999	5	1:1	28 970	110.60
2000	5	1:1	23 549	105.40
2001	5	1:1	65 672	109.20
2001 supplementary grant	4 years and 10.5 months	1:1	19 572	109.20
2002	5	1:1	135 640	109.00

In 2003, the Company did not grant any options to the executive Member of the Board nor to the members of the Company’s Executive Committee.

Highest total compensation [DCG 5.9]

In 2003, the member of the Board with the highest total compensation received as salary, bonus and other benefits inclusive of any voluntary Company pension contributions a total of CHF 2 521 060. In addition, in 2003, this person was allocated 14 098 restricted Shares and 2 931 unrestricted Shares, but no options.

Additional fees and loans

None of the above mentioned persons has received any fees nor any compensation for services rendered to the Company during 2003 other than as disclosed in this report [DCG 5.7], nor have they been extended any loans [DCG 5.8].

Former Members [DCG 5.3]

In 2003, three former Members of the Executive Committee have received total compensation of CHF 667 536 [DCG 5.3.2.a]. This amount includes contributions in the form of Shares and voluntary Company pension contributions. It also includes the salary paid to former Executive Committee Members who became employees of the Company. In 2003, the Company did not make any payments to former non-executive Members of the Board [DCG 5.3.2.b]. In the reporting period, no Member of the Board nor any Member of the Executive Committee left the Company [DCG 5.2.3].

Closely Linked Persons

The Company has not made any share [DCG 5.4], option [DCG 5.6] nor any cash contribution [DCG 5.2] to any Closely Linked Person, i.e. to a third party which is closely linked to Members of the Board or to Members of the Company’s Executive Committee. However, they may have acquired Shares of the Company or options on their own. Also, the Company has not paid any fees [DCG 5.7] to such persons nor has it granted them any loans [DCG 5.8].

     Shareholdings of Closely Linked Persons, if any, are included in the figures reported above [DCG 5.5].

Principles of allocation

Base salaries of the Members of the Board and of the Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual bonuses are based on corporate performance, primarily and overpropor-

46 Ciba Specialty Chemicals	Financial Review 2003

Corporate Governance

tionally in relation to free cash flow, and EBITDA, growth and personal objectives, established at the beginning of the year. The allocation of the compensatory elements is discussed in the Human Resources and Compensation Committee that makes its recommendations to the full Board. The latter takes the ultimate decision with respect to such allocation. For a more detailed description of the Share and option based compensation plans, see note 17 to Consolidated Financial Statements.

The Company’s organizational structure, Shares, Share capital and shareholders

Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its American Depositary Shares (“ADSs”) trade on the New York Stock Exchange. As at December 31, 2003, the Company’s market capitalization amounted to CHF 6 485 226 871 (67 766 216 shares at a price of CHF 95.70 each).

Security	Stock exchange	Ticker symbol	Security number	ISIN code

Share with CHF 6 nominal value	SWX/virt-x	CIBN	581 972	CH 000 581972 4
Share with CHF 6 nominal value (buy-back over second trading line)	SWX/virt-x	CIBNE	1 661 377	CH 001 661377 7
ADS	NYSE	CSB	CUSIP: 17162 W206	N/A

The Company’s nominal Share capital amounts to CHF 432 780 702 and is divided in 72 130 117 Shares with a nominal value of CHF 6 each. On June 28, 2002, the nominal value per Share had been reduced from CHF 10 to CHF 9. On May 23, 2003, the nominal value per Share was again reduced, this time to CHF 6 per Share, giving effect to a resolution of the Company’s shareholders taken on March 6, 2003 [DCG 2.1/2.3].

     The Board of Directors proposes to the shareholders of the Company to further reduce the Company’s Share capital from CHF 6 per Share to CHF 3 per Share and by making a corresponding cash payment to the Company’s shareholders of CHF 3 per Share. The shareholders will vote on this proposal at the Company’s General Meeting of Shareholders on February 26, 2004. In addition, the Board will propose to the Company’s shareholders to reduce the Company’s share capital by the cancellation of 1 303 500 Shares it acquired over the second trading line in connection with its share buy-back program.

     The Company only has one class of Shares and has no bonus certificates [DCG 2.4/2.5]. Each Share is entitled to any dividends proposed by the Board and approved by the shareholders, and has one vote, subject to the limitations set out below. The Shares do not have any preferential rights attached to them. The Company had and has the following ordinary, authorized and conditional capitals [DCG 2.2/2.3]:

	Nominal
	value of	Ordinary					Conditional capital for
Date of Articles of Association	Shares	Share capital	Authorized capital		Conditional capital		employee participation

Article in Articles of Association	4 para. 1			4 para. 3		4 para. 4		4 para. 5

			number of	nominal	number of	nominal	number of	nominal
			Shares	value	Shares	value	Shares	value
	(CHF)	(CHF)	(million)	(CHF million)	(million)	(CHF million)	(million)	(CHF million)

April 20, 1998	10	721 301 170	4	40	4	40	2	20
March 22, 2002	9	649 171 053	4	36	4	36	2	18
March 6, 2003	6	432 780 702	4	24	4	24	2	12
Proposal by the Board to AGM 2004	3	212 479 851 (1)	4	12	4	12	2	6

(1)	Reflects both the proposed cancellation of 1 303 500 Shares and the reduction of the nominal value of each Share by CHF 3.

In case the shareholders approve the above mentioned Share capital reduction at the Company’s 2004 AGM through a repayment of CHF 3 per Share, the nominal value for ordinary, authorized and conditional capital would be reduced accordingly. For additional information please refer to article 4 of the Company’s Articles of Association, which can be downloaded (http://www.cibasc.com/image.ASP?ID=1704). The German version, which is legally binding, can be downloaded (http://www.cibasc. com/image.ASP?ID=1705). For changes in capital, see also Note 17 to the Consolidated Financial Statements [DCG 2.3].

     For information about the Company’s major shareholders see Note 8 to the financial statements of Ciba Specialty Chemicals Holding Inc. [DCG 1.2]. Updated information can be retrieved from the SWX Swiss Exchange (http://www.swx.com/cgi/issuers/shabSearch?dates=all&from=19980101&to=99991231&byDate=Ordered+by+date&issuer=Ciba+Spezialit%E4&holder=*&lang=en). The Company has no cross holdings [DCG 1.3] nor has it executed any pooling or management agreements [DCG 4.3].

Group structure [DCG 1.1]

For the Company’s major subsidiaries, including listed companies and group structure, see Major Consolidated Subsidiaries and Associated Companies in this Financial Review [DCG 1.1.2 and 1.1.3]. For the description of the operational structure of the Company, see Description of Segment in Business Segment Data [DCG 1.1.1].

Voting cap and registration restrictions, nominees [DCG 2.6]

No shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s Share capital. A shareholder purchasing more than 2 percent of the Company’s share capital will be recorded in the Company’s Share register for the Shares in excess of 2 percent of the Company’s Share capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess Shares to be registered with voting rights. In 2003, the Board granted no such exception

Financial Review 2003	www.cibasc.com/investors 47

Corporate Governance

and currently no shareholder has the benefit of any such exception [DCG 2.6.2]. For purposes of the 2 percent rule, individuals and/or legal entities acting in concert are considered to be one shareholder [DCG 2.6.1].

     Nominees may be entered with the right to vote for more than 2 percent of the voting stock if the nominee discloses the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 2.6.3].

     For information about the Company’s treasury stock, see Note 16 to the Consolidated Financial Statements and the Consolidated Balance Sheets.

     At the Company’s general meeting, no person may vote more than 5 percent of the Company’s stock, with the exception of depositaries, corporate bodies, independent proxies or nominees complying with their duty to disclose the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 6.1.1]. In 2003, the Board granted no exception with regard to voting cap restrictions [DCG 6.1.2]. In addition to those proxies, a shareholder may also be represented by another individual at a general meeting, but this individual is required to be a shareholder of the Company [DCG 6.1.4]. A resolution on the restriction to vote and on the removal of such a restriction is subject to the approval by two-thirds of the Shares represented at a shareholders’ meeting [DCG 6.1.3].

Annual General Meeting and extraordinary shareholders’ meetings

Any shareholder may demand that an item be put on the agenda of the AGM if he holds Shares representing a nominal value of at least CHF 600 000. If, at the Company’s AGM to be held on February 26, 2004, the shareholders approve the motion of the Board to reduce the nominal value of each Share from CHF 6 to CHF 3, the amount required to have an item put on the agenda will be proposed to be reduced accordingly from CHF 600 000 to CHF 300 000.

     A demand to have an item put on the agenda must be made in writing at least 60 days before the AGM [DCG 6.4]. In its third quarter report, the Company published the deadline date (December 29, 2003) for the AGM to be held on February 26, 2004. The record date for participation at the AGM is usually fifteen days before the AGM while persons who have subsequently become shareholders may register their voting rights at the AGM Office if the shareholder can prove that he or she is the owner of the Shares and that these Shares are not being voted otherwise [DCG 6.5]. The Articles do not contain any provision with regard to calling the AGM that differ from the provisions of the Swiss Code of Obligations [DCG 6.3].

     There is no provision in the Articles or under Swiss law requiring a presence quorum for the holding of shareholders’ meetings. Resolutions generally require the approval of the “majority” of the shares represented at a shareholders’ meeting (i.e. a simple majority of the shares represented at the shareholders’ meeting, with abstentions having the effect of votes against the resolution). A resolution passed at a shareholders’ meeting with the affirmative vote of at least two-thirds of the shares represented at such meeting is required for [DCG 6.2]:

(i)	any change to the Company’s business purpose,

(ii)	the creation of Shares with privileged voting rights,

(iii)	the creation of restrictions on the transferability of registered Shares, or the elimination of transfer restrictions [DCG 2.6.4],

(iv)	an authorized or conditional increase in the Company’s Share Capital,

(v)	an increase in the Company’s Share Capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contribution in kind, for the acquisition of assets, or involving the grant of special privileges,

(vi)	the restriction or elimination of preemptive rights of shareholders,

(vii)	a relocation of the domicile of the Company, or

(viii)	the dissolution of the Company other than by liquidation (for example, by way of a merger).

     In addition, any provision in the Articles for a greater voting requirement than is prescribed by law or the existing Articles must be adopted in accordance with such greater voting requirements.

Dividends and dividend policy

The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company’s financial performance and other relevant factors. Under Swiss law, dividends may be paid out only if approved at a shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders usually approve the dividend proposal of the Board.

     Since its inception in 1997, the Company has paid the following amounts:

AGM year	Dividend payment	Capital reduction
	(CHF)	payment (CHF)

1998	2	0
1999	2	0
2000	2	0
2001	2	0
2002	2	1
2003	0	3
2004(1)	0	3

(1)	For 2003, the Board proposes to the shareholders to carry forward the entire retained earnings, not to pay a dividend and to make a cash payment of CHF 3 per Share from a capital reduction. The shareholders will vote on this proposal at the Company’s AGM of shareholders on February 26, 2004.

Equity linked instruments [DCG 2.7]

With the exception of the Company’s employee participation programs, the Company had no equity linked debt outstanding since it repaid the USD 687 million convertible bond on July 10, 2003.

Share and option plans [DCG 2.7]

The Company’s share and option plans are further described in Note 17 to Consolidated Financial Statements.

Change of control provisions

If a shareholder acquires securities of a listed Swiss company and thereby exceeds the threshold of 33 1/3 percent of the voting rights, it has to offer to acquire the remaining shares (“mandatory offer obligation”). By shareholders’ resolution, this threshold may be raised to 49 percent (“opting up”). A company may also opt out of the mandatory offer obligation. In its articles of association, the Company has no opting out or opting up provision [DCG 7.1].

     All Members of the Company’s Executive Committee have an “employee retention agreement” with the Company which enables them to be involved in a transaction with a third party that considers to take over the Company in a way which does not affect their status as employees [DCG 7.2].

Auditors [DCG 8]

Effective August 6, 2002, Ciba Specialty Chemicals Holding Inc., Basel, replaced its statutory and group auditors, Arthur Andersen AG, Zurich, with Ernst & Young Ltd, Zurich, to implement a resolution taken by its shareholders on March 22, 2002. This resolution was taken in anticipation of Arthur Andersen’s inability to safeguard the Company’s interests [DCG 8.1.1]. According to Swiss law, the auditors are elected by the Company’s shareholders. A respective proposal is made by the Board that bases its proposal upon a recommendation made to it by the Audit Committee. At the Company’s AGM to be held on February 26, 2004, the shareholders will vote on this proposal.

     Ernst & Young Ltd’s lead audit partner, Eric Ohlund, who had formerly been with Arthur Andersen AG, has supervised the Company’s audit since 1997 [DCG 8.1.2].

48 Ciba Specialty Chemicals	Financial Review 2003

Corporate Governance

     Fees paid by the Company in 2003 and 2002 to the Company’s auditors were as follows [DCG 8.3]:

	2003		2002(1)

	thousand	in % of	thousand	in % of
	CHF	total fees	CHF	total fees

Audit fees	3 927	76	3 490	60
Audit-related fees	237	5	1 088	19
Tax fees	827	16	951	16
All other fees	165	3	315	5

Total fees	5 156	100	5 845	100

(1)	For comparability reasons, 2002 figures include payments made to Arthur Andersen prior to its being replaced during the year 2002.

Audit related work included services in connection with the Company’s EMTN program and the audit of closing balance sheets. Tax services comprised: tax filings, transfer pricing studies, tax advice, including with regard to VAT. Other services included advice related to the Company’s share repurchase program and intended transactions. The Audit Committee has not approved a single service pursuant to the de minimis exception according to paragraph (c)(7)(i)(C) of rule 2-01 of regulation S-X.

     The Audit Committee has introduced a policy for the pre-approval of audit and of non-audit services. A copy of this policy can be downloaded (http://www.cibasc.com/investors). In 2003, the Audit Committee received no request for approval of a specific service and granted no specific pre-approval. The Audit Committee is fully briefed on each service received from the Company’s auditors.

     The auditors of the Company are present at those Board meetings during which the annual accounts of the Company are discussed and the items and proposals to the AGM of the shareholders of the Company are decided upon. They are also present at one of the Company’s Disclosure Committee meetings and at the meetings of the Audit Committee where audit mandate and audit planning are discussed. Any other participation is as required. In such meetings, the Board and the Audit Committee also assess and discuss the findings of the auditors and evaluate the quality of their services [DCG 8.4].

Information policy [DCG 9]

The Company’s policy is to openly, clearly and regularly inform its stakeholders of all relevant developments. As a primary tool, the Company communicates through its internet site (http://www.cibasc.com) and by email. The Investor Relations homepage (http://www.cibasc.com/investors) contains comprehensive information on the Company, including Corporate Governance, its Code of Conduct and Social Policy.

     As the Company is listed on the SWX Swiss Exchange (http://www.swx.com); ticker symbol = CIBN (CIBNE for the share buy-back) and on the New York Stock Exchange (http://www.nyse.com); ticker symbol = CSB, it regularly files news and reports with these exchanges. The reports submitted or filed by the Company with the U.S. stock exchange supervision authority, the Securities and Exchange Commission (“SEC”), can be downloaded (http://www.sec.gov/cgi-bin/srch-edgar?text=ciba+specialty+chemicals+holding).

     The Company’s official means of communication is the Swiss Official Gazette of Commerce (http://www.shab.ch), while the invitation to the Company’s annual general meeting is sent to the shareholders by mail as well and is also published in several newspapers in Switzerland.

     For publication dates of the Company’s financial reports, please consult the Investor Relations sub-page
(http://www.cibasc.com/view.asp?id=192).

     Enquiries by telephone may also be made to:

Investor Relations Group Communications	+41 61 636 5081 +41 61 636 4444

Financial Review 2003	www.cibasc.com/investors 49

Summary of selected financial data

(in millions of Swiss francs, except share and per share data)

	2003		2002	2001	2000	1999

Results of operations
Net sales	6 646		7 085	7 367	7 902	7 244
Operating income	571		788	761	876	632
Income from continuing operations, net of tax(1)(4)(5)	360		406	380	418	238
Income from discontinued operations, net of tax(5)	—		—	—	34	87
Cumulative effect of change in accounting principles, net of tax	(16	)(2)	—	2 (3)	—	—
Net income(1)(4)	344		406	382	452	325
Earnings per share, basic and diluted
Continuing operations(1)(4)	5.26		5.92	5.72	6.31	3.58
Discontinued operations(5)	—		—	—	0.50	1.31
Cumulative effect of change in accounting principles	(0.23	)(2)	—	0.04 (3)	—	—
Net income per share, basic and diluted(1)(4)	5.03		5.92	5.76	6.81	4.89
Equity per share	62.64		63.16	59.08	56.82	54.74
Dividend per share(6)	—		—	2.00	2.00	2.00
Capital reduction per share(6)	3.00		3.00	1.00	—	—
Weighted average number of shares outstanding
Basic	68 361 123		68 549 964	66 419 147	66 311 879	66 454 357
Diluted	68 361 123		68 575 058	66 419 147	66 311 879	66 462 898
Other data — continuing operations
Net sales development percentage	(6)%		(4)%	(7)%	9%	9%
Operating income	571		788	761	876	632
Depreciation and amortization of other intangible assets	366		385	408	406	402
Amortization of goodwill	—		—	61	64	52
Restructuring and special charges	—		—	—	2	—
EBITDA, before restructuring and special charges	937		1 173	1 230	1 348	1 086
EBITDA margin, before restructuring and special charges	14.1%		16.6%	16.7%	17.1%	15.0%
Operating income margin	8.6%		11.1%	10.3%	11.1%	8.7%
Capital expenditures	233		250	259	249	267
Research and development	281		294	276	293	256
Personnel costs	1 713		1 752	1 796	2 047	1 836
Number of employees at year end	18 658		19 007	19 683	20 306	20 117
Balance sheet data
Current assets	4 939		5 314	4 827	4 797	4 272
Property, plant and equipment, net	2 963		3 196	3 565	3 787	3 914
Total assets	11 098		11 792	11 718	12 105	12 407
Short-term debt	259		1 496	316	371	1 174
Long-term debt	3 187		2 344	3 678	3 859	4 265
Common stock	433		649	721	721	721
Shareholders’ equity	4 245		4 354	3 908	3 754	3 638

(1)	As of January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized to earnings. The results of operations on an adjusted basis, excluding goodwill amortization, for the years prior to 2002 had SFAS No. 142 been applied retroactively for all periods presented, would have been: Income from continuing operations — in 2001 CHF 441 million, in 2000 CHF 482 million, in 1999 CHF 290 million; Basic and diluted earnings per share for income from continuing operations — in 2001 CHF 6.64, in 2000 CHF 7.27, in 1999 CHF 4.37; Net income — in 2001 CHF 443 million, in 2000 CHF 520 million, in 1999 CHF 387 million; Basic and diluted earnings per share for net income — in 2001 CHF 6.68, in 2000 CHF 7.83, in 1999 CHF 5.83. For the years 2000 and 1999, net income as adjusted excludes goodwill amortization from continuing operations and from discontinued operations.

(2)	The Company applied FASB Interpretation No. 46 (FIN No. 46) to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust effective July 1, 2003.

(3)	As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(4)	Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method for all periods prior to 2003, pro forma income from continuing operations would have been in 2002 CHF 395 million, in 2001 CHF 368 million, in 2000 CHF 410 million, in 1999 CHF 224 million; pro forma basic and diluted earnings per share for income from continuing operations would have been — in 2002 CHF 5.76, in 2001 CHF 5.53, in 2000 CHF 6.19, in 1999 CHF 3.37; pro forma net income would have been in 2002 CHF 395 million, in 2001 CHF 370 million, in 2000 CHF 444 million and in 1999 CHF 311 million; pro forma basic and diluted earnings per share for net income would have been in 2002 CHF 5.76, in 2001 CHF 5.57, in 2000 CHF 6.69 and in 1999 CHF 4.68. (see note 17 to the Consolidated Financial Statements).

(5)	The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company’s Performance Polymers business which was sold on May 31, 2000. This gain includes income from continuing operations, net of taxes, of CHF 37 million and a CHF (3) million loss from the sale of the net assets of the Performance Polymers business. (See footnote (8) below).

(6)	For 2003 the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to its shareholders resulting from a capital reduction of CHF 3 per share. The capital reduction is subject to shareholder approval at the Annual General Meeting to be held on February 26, 2004. If approved the capital reduction will take the form of a reduction in the nominal value of each share from CHF 6 per share by CHF 3 per share to CHF 3 per share. The Company expects, subject to various conditions and approval, that the payments of the capital reduction will be made to the shareholders on May 14, 2004.

50 Ciba Specialty Chemicals	Financial Review 2003

Summary of selected financial data

(in millions of Swiss francs, except share and per share data)

Business segment data(7)	2003	2002	2001	2000	1999

Plastic Additives
Net sales	1 722	1 813	1 834	1 959	1 784
Operating income	178	245	275	319	279
Depreciation and amortization of other intangible assets	94	101	113	104	98
EBITDA	272	346	388	423	377
EBITDA margin	15.8%	19.1%	21.1%	21.6%	21.1%
Operating income margin	10.3%	13.5%	15.0%	16.3%	15.6%
Coating Effects
Net sales	1 807	1 920	1 944	2 118	1 955
Operating income	300	341	312	371	307
Depreciation and amortization of other intangible assets	97	99	99	104	96
EBITDA	397	440	411	475	403
EBITDA margin	22.0%	22.9%	21.1%	22.4%	20.6%
Operating income margin	16.6%	17.7%	16.1%	17.5%	15.7%
Water & Paper Treatment
Net sales	1 349	1 409	1 486	1 558	1 408
Operating income	85	98	65	92	50
Depreciation and amortization of other intangible assets	83	88	92	95	101
EBITDA	168	186	157	187	151
EBITDA margin	12.5%	13.2%	10.6%	12.0%	10.7%
Operating income margin	6.3%	7.0%	4.4%	5.9%	3.6%
Textile Effects
Net sales	1 401	1 544	1 673	1 841	1 683
Operating income	69	142	181	204	116
Depreciation and amortization of other intangible assets	60	66	67	71	63
EBITDA	129	208	248	275	179
EBITDA margin	9.2%	13.5%	14.8%	14.9%	10.6%
Operating income margin	4.9%	9.2%	10.8%	11.1%	6.9%
Home & Personal Care
Net sales	367	399	430	426	414
Operating income	32	56	67	58	62
Depreciation and amortization of other intangible assets	26	26	28	22	23
EBITDA	58	82	95	80	85
EBITDA margin	15.7%	20.6%	22.2%	18.8%	20.5%
Operating income margin	8.8%	14.0%	15.7%	13.5%	15.0%
Discontinued operations(8)
Net sales				774	1 729
Operating income				57	131
Gain on sale, net of tax				34

(7)	In 2002, the Company implemented SFAS No. 142 “Goodwill and Other Intangible Assets”. As a result of adopting this standard, the Company reclassified certain goodwill and other intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified goodwill amortization that was previously allocated to the segments to corporate and reclassified other intangible amortization from corporate to the segments corresponding to the other intangible asset reclassification. Amounts reported for the previous periods have been restated to conform to the 2002 presentation.

(8)	Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division’s business and do not include an allocation of the Company’s interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment. Included in the Performance Polymers results is goodwill amortization of CHF 4 million in 2000 and CHF 10 million in 1999.

Financial Review 2003	www.cibasc.com/investors 51

Major consolidated subsidiaries and associated companies

AMERICAS	Group holding %	Selling	Manufacturing	Research	Services, Finance

Argentina
Ciba Especialidades Químicas S.A.,
Buenos Aires	100	•

Bermuda
Chemical Insurance Company Ltd.,
Hamilton	100				•

Ciba Specialty Chemicals Eurofinance Ltd.,
Hamilton	100				•

Ciba Specialty Chemicals International Finance Ltd.,
Hamilton	100				•

Ciba Specialty Chemicals Investment Ltd.,
Hamilton	100				•

Brazil
Ciba Especialidades Químicas Ltda.,
São Paulo	100	•	•

Canada
Ciba Specialty Chemicals Canada Inc.,
Mississauga	100	•

Ciba Specialty Chemicals Water Treatments Corp.,
Mississauga	100	•

Chile
Ciba Especialidades Químicas Ltd.,
Santiago de Chile	100	•	•

Ciba Especialidades Químicas Conosur S.A.,
Santiago de Chile	100	•

Colombia
Ciba Especialidades Químicas S.A.,
Bogotà	100	•	•

Guatemala
Ciba Especialidades Químicas, S.A. (ACC),
Guatemala	100	•	•

Mexico
Ciba Especialidades Químicas Mexico S.A. de C.V.,
Mexico	100	•	•

Panama
Ciba Especialidades Químicas Colon S.A.,
Colon	100	•

United States of America
Ciba Specialty Chemicals Corporation,
Tarrytown, NY	100	•	•	•

ASIA PACIFIC	Group holding %	Selling	Manufacturing	Research	Services, Finance

Australia
Ciba Specialty Chemicals Pty. Ltd., Thomastown	100	•	•

Bahrain
Ciba Specialty Chemicals Middle East WLL	100	•

China
Ciba Specialty Chemicals (China) Ltd., Beijing	100				•

Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong	100	•

Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai	100	•

Guangdong Ciba Specialty Chemicals Co. Ltd., Panyu, Guangdong	95	•	•

Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou	80	•	•

Qingdao Ciba Dyes Co. Ltd., Qingdao	94	•	•

Qingdao Ciba Pigments Co. Ltd., Qingdao	91	•	•

Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai	75	•	•

Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen	85	•	•

Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan	49	•	•

India
Ciba India Private Ltd., Mumbai	100			•	•

Ciba Specialty Chemicals (India) Ltd., Mumbai(1)	69	•	•

Diamond Dye-Chem Limited, Mumbai(2)	69	•	•

Indonesia
P.T. Ciba Specialty Chemicals Indonesia, Jakarta	80	•	•

Japan
Chemipro Fine Chemical Kaisha Ltd., Kobe	51	•	•

Ciba Specialty Chemicals K.K., Osaka	100	•		•

Musashino-Geigy Co. Ltd., Tokyo	60	•	•

Nippon Alkyl Phenol Co. Ltd., Tokyo	46	•	•

Republic of Korea (South Korea)
Ciba Specialty Chemicals Korea Ltd., Seoul	100	•

Daihan Swiss Chemical Corp., Seoul	50	•	•	•

Doobon Fine Chemical Co., Ltd., Chongwon-kun	63	•	•

Malaysia
Ciba Specialty Chemicals (Malaysia) SDN BHD, Klang	70	•	•

New Zealand
Ciba Specialty Chemicals N.Z. Ltd., Auckland	100	•	•

Singapore
Ciba Specialty Chemicals (Singapore) Pte Ltd., Singapore	100	•

South Africa
Ciba Specialty Chemicals (Pty) Ltd., Spartan	100	•

Taiwan
Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung	100	•	•

Thailand
Ciba Specialty Chemicals (Thailand) Ltd., Bangkok	100	•	•

Ciba Specialty Chemicals Industries Ltd., Bangkok	95	•	•

52 Ciba Specialty Chemicals	Financial Review 2003

EUROPE	Group holding %	Selling	Manufacturing	Research	Services, Finance

Austria
Ciba Spezialitätenchemie GmbH, Hard	100	•

Belgium
Ciba Specialty Chemicals N.V., Groot-Bijgaarden	100	•

Finland
Ciba Specialty Chemicals Finland OY, Helsinki	100	•

France
Ciba Specialités Chimiques SA, Saint Fons	100	•	•

Ciba Specialty Chemicals Masterbach SA, Saint Jeoire en Faucigny	100	•	•	•

Germany
Ciba Spezialitätenchemie Grenzach GmbH, Grenzach-Wyhlen	100		•	•

Ciba Spezialitätenchemie Holding Deutschland GmbH, Lampertheim	100				•

Ciba Spezialitätenchemie Lampertheim GmbH, Lampertheim	100	•	•	•

Ciba Spezialitätenchemie Pfersee GmbH, Langweid/Lech	100	•	•	•

Greece
Ciba Specialty Chemicals Hellas ABEE, Thessaloniki	100	•

Hungary
Ciba Specialty Chemicals Magyarorszag, Kft., Budapest	100	•

Italy
Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna)	100	•	•	•

L.A.C. S.p.A.,Vanzaghello Milano	100	•	•

Magenta Master Fibres, S.r.l., Milano	60	•	•	•

Luxembourg
Ciba Specialty Chemicals Finance Luxembourg S.A.	100				•

Netherlands
Ciba Specialty Chemicals International Nederland B.V., Maastricht	100				•

Ciba Specialty Chemicals (Maastricht) B.V., Maastricht	100	•	•	•

EFKA Additives B.V., Heerenveen	100	•	•	•

Ciba Specialty Chemicals Melapur B.V., Heerlen	100			•

Portugal
Ciba Especialidades Químicas Lda., .Porto	100	•

Spain
Ciba Especialidades Químicas S.L., Barcelona	100	•

Sweden
Ciba Specialty Chemicals Sweden AB, Göteborg	100	•

Switzerland
Ciba Specialty Chemicals Holding Inc., Basel(3)					•

Ciba Spécialités Chimiques Monthey SA, Monthey	100		•

Ciba Spezialitätenchemie AG, Basel	100	•	•	•

Ciba Spezialitätenchemie Finanz AG, Basel	100				•

Ciba Spezialitätenchemie International AG, Basel	100				•

Ciba Spezialitätenchemie Kaisten AG, Kaisten	100		•

Ciba Spezialitätenchemie Schweizerhalle AG, Muttenz	100		•

Ciba Spezialitätenchemie Services AG, Basel	100				•

CIMO Compagnie Industrielle de Monthey SA, Monthey	50				•

Turkey
Ciba Özel Kimyevi Ürünler Sanayi ve Ticaret Ltd., Istanbul	100	•

United Kingdom
Ciba Specialty Chemicals PLC, Macclesfield	100	•	•	•

Ciba Specialty Chemicals Investment PLC, Macclesfield	100				•

Ciba Specialty Chemicals Water Treatments Ltd., Bradford	100	•	•	•

To enhance the readability of this report and because of being less relevant, the share or quota capitals of Ciba group companies are not indicated herein, with the exception of Ciba Specialty Chemicals Holding Inc. and of Ciba Specialty Chemicals (India) Ltd., two publicly listed companies.

(1)	The shares of Ciba Specialty Chemicals (India) Ltd., Mumbai, (“CSCIL”) are listed on the Mumbai Stock Exchange (www.bseindia.com) under the scrip name “CIBA SPE CH”; the scrip code is 532184. The total market value of the 13 280 819 outstanding shares of CSCIL as of December 31, 2003 was approximately CHF 60 million (INR 2 198 million). Ciba Specialty Chemicals Holding Inc. (“CSCH”) made a voluntary offer to the public shareholders of CSCIL to acquire up to 6 507 594 CSCIL shares, representing the 49% share capital balance of CSCIL at a price of INR 110 per share. The offer commenced on June 05, 2002 and closed on July 04, 2002. As a result of this offer and the subsequent acquisition of shares of CSCIL, CSCH along with its group company holds 9 200 887 Equity Shares of CSCIL as at December 31, 2003, representing 69.28% of the paid-up share capital of CSCIL.

(2)	Diamond Dye-Chem Limited is a wholly owned subsidiary of Ciba Specialty Chemicals (India) Ltd.

(3)	Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of Ciba Specialty Chemicals Group. Its shares are listed on the Swiss Exchange and, since August 2, 2000, the Company’s American Depository Shares (“ADSs”) are listed on the New York Stock Exchange. Two ADSs represent one share of the Company’s common stock.

Financial Review 2003	www.cibasc.com/investors 53

Ciba Specialty Chemicals Holding Inc. financial statements

(in millions of Swiss francs, except share and per share data)

Statement of income	2003	2002

Financial income	162	159

Total income	162	159

Administrative expenses	7	7
Financial expenses	15	21
Taxes	2	1

Total expenses	24	29

Profit for the year	138	130

	December 31	December 31
Balance sheet	2003	2002

Assets
Cash and cash equivalents	628	870
Short-term investments	119	5
Accounts receivable:
Subsidiaries	2	3
Third parties	12	16

Total current assets	761	894
Financial investments	2 536	2 474

Total long-term assets	2 536	2 474

Total assets	3 297	3 368

Liabilities and shareholders’ equity

Liabilities:
Subsidiaries	0	2
Third parties	34	28
Bonds	300	300
Accrued liabilities	126	126

Total liabilities	460	456

Common stock	433	649
Legal reserves:
General reserve	1 556	1 680
Treasury stock reserve	213	86
Retained earnings brought forward	635	497

Total shareholders’ equity	2 837	2 912

Total liabilities and shareholders’ equity	3 297	3 368

Notes to the financial statements of Ciba Specialty Chemicals Holding Inc.

1. Summary of significant accounting policies

The accompanying financial statements have been prepared in accordance with the requirements of the Swiss Code of Obligations.

     The short-term positions on the balance sheet denominated in foreign currencies are translated into Swiss Francs at year-end exchange rates. The resulting exchange rate differences and the differences from current business operations are charged to the income statement.

2. Short-term investments

Short-term investments include treasury stock at a book value of CHF 119 million (2002: CHF 5 million); CHF 117 million were purchased in connection with the share buy-back Program on the second trading line (see Note 6).

3. Contingencies

	2003	2002

Guarantees for capital and interests for “Industrial Revenue Bonds”	309	351
Guarantees for the benefit of subsidiaries	149	217
Guarantees for bonds and notes for the benefit of subsidiaries	3 997	4 680

Total as per December 31	4 455	5 248

4. Bonds

In 1999, the Company issued a CHF 300 million straight bond with an interest rate of 3.25 percent. Interest payments are due on April 6 of each year. Date of repayment is April 6, 2009

5. Financial investments

Financial investments include loans to subsidiaries amounting to CHF 517 million (2002: CHF 523 million). The major direct and indirect investments in subsidiaries and joint ventures of Ciba Specialty Chemicals Holding Inc. are listed in this Financial Review in the section “Major Consolidated Subsidiaries and Associated Companies”

6. Treasury stock (number)

	2003	2002

Treasury stock on January 1	3 192 087	5 987 947

Purchased at market prices	1 285 278	2 174 577
Sold at market prices	(1 416 964)	(4 970 437)
Purchased at market prices on second trading line(i)	1 303 500	0
Treasury stock on December 31	4 363 901	3 192 087

(i)	The Company’s Board of Directors proposes to the shareholders to reduce the Company’s share capital by a cancellation of these 1 303 500 shares acquired in connection with the Company’s share buy-back program. The shareholders will vote on this proposal at the Annual General Meeting on February 26, 2004.

54 Ciba Specialty Chemicals	Financial Review 2003

7. Common stock

The General Meeting of the Shareholders on April 20, 1998 and on March 22, 2002 resolved the following:

Authorised increase of common stock

Until March 22, 2004 the Board of Directors is allowed to issue up to 4 million fully paid in registered shares at a par value of CHF 6 per share. This results in an increase of the common stock by up to CHF 24 million.

Conditional increase of common stock

The Company’s common stock can be increased by issuance of up to 4 million fully paid in registered shares at a par value of CHF 6 per share. This increase of the common stock by up to CHF 24 million is restricted to the execution of option and conversion rights. The subscription rights of the existing shareholders may be excluded.

     The Company’s common stock can be increased by issuance of up to 2 million fully paid in registered shares at a par value of CHF 6 per share. This increase of the common stock by up to CHF 12 million is restricted to the execution of option and conversion rights granted to the Group’s employees.

8. Major shareholders

According to our knowledge the following shareholders hold more than 2 percent of the Company’s common stock:

	2003	2002

Artisan Partners Limited, USA-Wisconsin	—	5.0%
Chase Nominees Ltd, London*	5.6%	5.0%
Putnam Group, Boston	—	5.2%

(*registered as nominees)

These shareholders may use their voting rights up to 2 percent of the common stock.

Proposed appropriation of retained earnings

	2003	2002

Retained earnings of previous year	497	367
Profit for the year	138	130

Total retained earnings	635	497
No distribution of dividend in 2003 and 2002	—	—

Balance to be carried forward	635	497

Report of the statutory auditors to the General Meeting of the Shareholders of Ciba Specialty Chemicals Holding Inc., Basel

As statutory auditors, we have audited the accounting records and the financial statements (statement of income, balance sheet, notes and proposed appropriation of retained earnings, see pages 54 to 55) of Ciba Specialty Chemicals Holding Inc., for the year ended December 31, 2003.

     These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

     Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with the Swiss law and the Company’s articles of incorporation.

     We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Eric Ohlund (in charge of the audit)	Patrick Fawer

Zurich, January 16, 2004

Financial Review 2003	www.cibasc.com/investors 55

Glossary of financial terms

Basic Earnings per Share is defined as net income divided by the weighted average number of common shares outstanding during the reporting period.

Cash Flows from Operating Activities is the net cash provided from the principal revenue-producing activities of the business. It excludes financing and investing activities.

Cash Flow Hedges are hedges of the exposure to variability in expected future cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

Commercial Paper are short-term borrowings in the capital markets that are typically due within 30 to 270 days from the date of issuance and are issued by companies with good credit ratings.

Comprehensive Income is the change in equity of the Company during the year from transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes (i) net income for the year; (ii) the current year’s currency translation adjustment; (iii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; (iv) the changes in the effective portion of derivative financial instrument’s fair value, net of tax, that qualify and that are designated as cash flow hedges and (v) the change in the minimum pension liability, less the corresponding intangible asset, net of tax.

Convertible Bonds are debt instruments that may be converted into shares based on predefined conditions as stipulated in the debt agreement.

Defined Benefit Pension Plan is a pension plan that provides employees at their date of retirement, a predefined payment. The payment is, depending on the benefit plan, a function of one or more factors such as age, years of service or compensation level of the employee.

Defined Contribution Pension Plan is a pension plan for employees that provides the employees, at the date of their retirement, benefits based on the amount of capital paid-in by the participant or the Company, plus returns earned on the investment of those contributions.

Derivatives, Derivative Financial Instruments are financial contracts or agreements, the value of which is linked to current or future interest rates, exchange rates, prices of securities, or financial or commodity indices. Derivative financial instruments used by the Company include forward exchange contracts, options and interest and currency swaps. The Company uses these instruments to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

Diluted Earnings per Share is similar to basic earnings per share (net income divided by the weighted average number of common shares outstanding) except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company. Antidilutive effects are not considered.

EBITDA is calculated as operating income plus depreciation and amortization, and is reconciled to net income in the Business Segment Data section of the Consolidated Financial Statements.

EBITDA Margin is EBITDA expressed as a percentage of net sales.

Equity per Share is calculated by dividing total shareholders’ equity by the number of outstanding common shares (total common shares issued less treasury shares) at the balance sheet date.

Fair Value Hedges are hedges of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such asset or liability, (the hedged item) that is attributable to a particular risk.

Free Cash Flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share.

Goodwill is recognized in an acquisition of a business if the amount of the consideration paid by the Company is in excess of the fair value of the acquired entity’s tangible and identifiable intangible net assets.

Gross Profit Margin is gross profit expressed as a percentage of net sales.

A Hedge is an economic relationship between a hedged item and a derivative financial instrument whereby losses or gains are expected to offset each other in whole or in part.

A Hedged Item is specifically identified as either all or a specific portion of a recognized asset, a liability, a forecasted transaction or of an unrecognized firm commitment.

Hedge Effectiveness is the portion of the derivative financial instrument’s change in fair value that offsets the change in the fair value or cash flows of the hedged item.

Hedge Ineffectiveness is the amount by which the derivative financial instrument’s change in fair value does not equal the change in fair value or cash flows of the hedged item.

Intensity is an amount expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivables and accounts payable are calculated correspondingly.

Invested Capital is calculated as total assets less non-interest bearing current liabilities (i.e. accounts payable, income taxes payable, accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

Net Cash Provided by Operating Activities has the same meaning as Cash Flows from Operating Activities.

Net Current Operating Assets is the sum of inventories and accounts receivable less accounts payable.

Net Debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

Net Sales Development percentage is the change in the current period’s net sales in Swiss francs over the previous period’s sales in Swiss francs expressed as a percentage.

Net Sales Development percentage, in local currencies is the change in the current period’s net sales in local currencies over the previous period’s net sales in local currencies expressed as a percentage.

Operating Income Margin is operating income expressed as a percentage of net sales.

Other Intangible Assets are assets (excluding financial assets) that lack physical substance, not including goodwill. They may include, but are not limited to, such assets as trademarks; trade names; patented and unpatented developed technology and know how, trade secrets, including processes and formulations; certain agreements such as licensing, royalty, not-to-compete, supply contracts, operating permits; and customer relationships, lists and contracts.

56 Ciba Specialty Chemicals	Financial Review 2003

Notes

Notes

Contact information

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland
Tel. +41 61 636 1111
Fax  +41 61 636 1212

Internet address
www.cibasc.com

Group Communications		Investor Relations
For media inquiries, please contact:		For investor or analyst inquiries, please contact:

Headquarters Switzerland		Headquarters Switzerland
Thomas Gerlach		Matthias A. Fankhauser
Tel.	+41 61 636 4444	Tel.	+41 61 636 5081
Fax	+41 61 636 3019	Fax	+41 61 636 5111

United States		Siegfried Schwirzer
Kevin Bryla		Tel.	+41 61 636 5084
Tel.	+1 914 785 2692	Fax	+41 61 636 5111
Fax	+1 914 785 2211

Japan		Share Register
Chisato Akamatsu		To report shareholder
Tel.	+81 3 5403 8220	address or other changes,
Fax	+81 3 5403 8223	please contact:

Singapore		Share Register
Carolyn Lo		Ciba Specialty Chemicals Holding Inc.
Tel.	+65 6890 6130	P.O. Box
Fax	+65 6890 6107	CH-4002 Basel Switzerland
United Kingdom		Tel.	+41 61 636 5791 or
Patrick Gorman			+41 61 636 3559
Tel.	+44 1625 888 288	Fax	+41 61 636 5243
Fax	+44 1625 619 002

Financial calendar

Ciba Specialty Chemicals reporting dates:
First Quarter 2004 financial results	April 29, 2004
First Half 2004 financial results	August 12, 2004
Third Quarter 2004 financial results	October 21, 2004

The Annual General Meeting of Shareholders for the 2003 financial year will take place on in Basel, Switzerland.	February 26, 2004

Expected payment from capital reduction	May 14, 2004

Ciba Specialty Chemicals’ 2003 Annual Report
consists of the Business Review, the Financial Review and the Environment, Health and Safety Report.

The documents are published in both English and German.

This report was produced using Ciba Specialty Chemicals’ products contained in papers, inks and other materials.

The 2003 Annual Report was developed and written by Group
Communications, Corporate Finance and Group Service Law
& Environment, Ciba Specialty Chemicals.

© Ciba Specialty Chemicals Inc. 2004

Design and production: Com.factory AG, Basel
Printed in Switzerland by Birkhäuser+GBC AG

Financial Review 2003

Ciba Specialty Chemicals Inc.
Klybeckstrasse 141 CH-4002 Basel Switzerland	Value beyond chemistry

If you
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you learn
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Environment, Health and Safety Report 2003

Our environment, health and safety

Statement from the Chairman of the Board and Chief Executive Officer Armin Meyer

Ciba Specialty Chemicals once again took large steps forward in 2003 to help frame the environmental agenda for the specialty chemicals industry. I am proud to say that we are the first in our industry to implement cutting-edge eco-efficiency reporting guidelines developed by the United Nations. Further, we have sought third-party verification for this approach. In addition, we are making significant progress in our expanded commitment to product stewardship. Finally, our environmental goals for the 2001 to 2003 time period brought very satisfying results and we have set new targets for the period 2004 to 2006.

Adopting the new United Nations program

In 2001, Ciba Specialty Chemicals became the first company in the specialty chemicals industry to adopt the novel approach of comparing its key environmental parameters to its gross profit results. By linking financial performance to environmental figures, we were able to demonstrate how our high-quality products add value throughout the value chain, using fewer resources and minimizing environmental impact.

     In the meantime, the United Nations has begun promoting a program to bring more conformity to environmental reporting across diverse industries and geographical borders. The UN Conference on Trade and Development (UNCTAD) has introduced a manual featuring detailed definitions for five key eco-efficiency parameters. Ciba Specialty Chemicals has reviewed the UNCTAD guidelines and believes they make sense and support our earlier initiative. Therefore, effective this year we will report our environmental performance in accordance with these guidelines. With this new approach, we add two new reporting categories in this printed report – Global Warming Contribution and Contribution to Ozone Depletion. We also submitted our results for verification to an independent, third-party company, Ellipson. As it was instrumental in helping UNCTAD establish its standards, it is therefore in an excellent position to judge our compliance with them.

     On our Internet site www.cibasc.com/ehs, which plays an integral role in our global EHS reporting, we supply more details on our EHS performance. I invite you to view and comment on this.

Concrete steps forward in product stewardship

To be a successful operator today in the specialty chemicals industry, a company must strictly adhere to the principles of product stewardship. Adherence cannot come in the form of “window dressing”; this comprehensive “cradle-to-grave” process for safely developing, manufacturing, distributing, marketing, using and ultimate disposing of products needs to be central to a company’s operating philosophy. This is one of the most important elements of the global Responsible Care® program to which we have been a long-time subscriber.

     At Ciba Specialty Chemicals, environmental, health and safety matters are deeply entrenched in our business plan. Last year, I told you we had adopted new global Guiding Principles for Product Stewardship. Now, I am pleased to report that in 2003, we took several very substantive steps forward in implementing these guidelines.

     In April, 2003, our Executive Committee approved 30 targets – approximately five each for our business segments and five cross-Company initiatives – all focused on addressing potential product stewardship issues. Each segment then appointed a global coordinator to implement these goals. A series of awareness workshops was held and a special training package for sales personnel is being developed. Substantial progress has been made.

     Particularly rewarding has been the development and sharing of core knowledge and information. The cross-segment projects will continue to focus on new uses of existing products, franchising processes when products are sold by more than one segment and incorporating environmental, health and safety aspects into product design and innovation processes. The review of the 2003 targets, and the setting of the 2004 targets, is scheduled for the Executive Committee meeting in early 2004.

Satisfying results on 0-10-10

Three years ago, we set out to achieve three very lofty goals: zero lost-time accidents, a 10 percent reduction in the absolute level of energy usage, regardless of changes in production and a 10 percent reduction in the raw materials needed to produce one ton of product.

     Some people argue that zero lost-time accidents is a worthy goal, but totally unrealistic. My answer to them is, injuries are not acceptable. With proper training and adherence to basic safety principles, accidents are in fact avoidable. It is not acceptable to say that 30 lost-time accidents are “okay,” simply because it’s an improvement over the year before. We must do everything possible to aim for zero lost-time accidents. Period.

     So how did we do? We made a lot of progress. The number of lost-time accidents per thousand employees was 9.6 in 2000. In 2003, it dropped by more than half to 4.6. Importantly, it has been dropping steadily each year since 1997. This is not a statistical fluke. It’s due to our continuing emphasis and attention. But, as I said, we need to do even better.

     In 2002, as we reported last year, we suffered three fatalities. I told you that we would take steps in 2003 to increase training to provide for

2 Ciba Specialty Chemicals	Environment, Health and Safety Report 2003

more targeted prevention efforts in the future. I can report that we suffered no fatalities in 2003. One contribution to this result was the introduction of a new approach to reinforcing basic safety standards through standardized global training modules. I continue to insist that every lost-time accident be immediately reported to me personally and that all managers continually reinforce our most important internal message – “Safety First!”.

     Regarding the reduction in energy usage, we made very good progress, but fell somewhat short of our goal. In absolute terms, we reduced energy usage by 6.4 percent between 2000 and 2003. Considering that production increased by 13 percent during that period, our relative energy usage (measured as usage per ton of product produced) actually fell 16 percent between 2000 and 2003. Therefore, we are using energy much more efficiently, which is good for our operational expenses and also helps society by being more conservation-oriented with natural resource usage.

     Our material use efficiency increased 3.4 percent over the three-year period. That’s clearly shy of our initial target, in large part because 30 percent of our products are produced in high-yield plants, where 100 percent of “what goes in” comes out in the finished product. Therefore, there’s no chance to increase material usage efficiency at those plants. We did manage to save a substantial amount of money and also learned some valuable lessons, including novel ways to measure and evaluate material use efficiency. We will use this knowledge to improve material usage wherever possible.

Our goals for 2006: a new twist on 0-10-10

We have given a lot of thought to setting the right environmental targets for Ciba Specialty Chemicals over the next three years. Again, we will call the program “0-10-10”, but the two “10s” will stand for different objectives.

     The first goal is a continuation of our initiative toward zero lost-time accidents. Although we have made consistent improvements, we continue to consider this a crucial area for attention.

     The second goal is a 10 percent reduction in total water consumption per ton of product produced. The earth’s water supply is a closed system. There’s no new source being produced; water is constantly being recycled between the heavens and the earth. As populations continue to grow and demand for water increases, water will become even more precious, and expensive. To underscore the impact of water scarcity, already in some countries the cost of fresh water exceeds the cost for treating “end-of-the-pipe” effluent – a complete reversal of former conditions. At Ciba Specialty Chemicals, we believe now is the time to learn the lessons of water use efficiency, so we will be better positioned for the future and be doing our part in not wasting this most vital natural resource. Of course, all lessons learned will provide even more expertise for our Water & Paper Treatment Segment, which is already helping customers conserve and reuse water.

     Our third goal is a 10 percent reduction in CO2 emissions per ton of product produced. For the measurement of this so-called “green-house gas,” we will include CO2 emitted by off-site power stations and third-party boiler houses for energy attributable to use by Ciba Specialty Chemicals. In keeping with the objectives of the Kyoto Protocol, we will exclude CO2 emissions when wastes are burned as alternative fuels.

     Frankly, global warming is of prime concern to humanity and we feel we have an obligation to address it. Many countries are already setting CO2 environmental targets to meet the Kyoto accords and our effort will bring us into alignment with these trends. Kyoto, quite wisely, allows an incentive for the proper use of wastes as alternative fuels. This provision fits well with Ciba Specialty Chemicals’ environmental conservation and waste minimization goals.

     In total, we believe our goals for the next three years will push us in a responsible and meaningful direction, while also making our operations more cost efficient and the Company sustainable over the long term.

Sustaining our business

Ciba Specialty Chemicals remains committed to being a responsible and environmentally aware company, while at the same time making a profit for its shareholders. One cannot be separated from the other. We believe that we continue to prove that point through our more efficient operations and improved environmental performance. As always, I welcome your views on the topic.

Best regards,

Armin Meyer
Chairman of the Board and
Chief Executive Officer

Environment, Health and Safety Report 2003	www.cibasc.com/ehs 3

Eco-efficiency indicators

Comments to the graphs

We present our performance data in three categories: row one, global totals; row two, relative to production output; and row three, relative to Net Value Added.

     All graphs are developed according to United Nations Conference on Trade and Development (UNCTAD) guidelines and are based on data from Ciba Specialty Chemicals’ global SEEP (Safety, Energy and Environmental Protection) reporting system.

UNCTAD’s eco-indicators are:

Energy: total primary energy purchased by sites and by third parties to provide the Company with steam and electricity. Waste used as fuel is not included.

Water: total water entering sites, except rain and storm water.

Global warming contribution: global warming gases emitted by or on behalf of the Company, expressed as carbon dioxide (CO2) equivalents (and calculated in accordance with the Kyoto Protocol).

Ozone-depleting substances: total emission of such chemicals as defined in the Montreal Convention, expressed as CFC-11 equivalents.

Waste: all Company-generated wastes. Further details appear on the Company Internet.

Net Value Added: NVA is calculated in Swiss francs, using the formula: sales, minus costs of goods and services purchased, minus depreciation. For 2003, eco-efficiency indicators are also shown at the currency exchange rates in effect in 2000 for comparison purposes.

Additional information is available on the Ciba Specialty Chemicals Internet at www.cibasc.com/ehs

4 Ciba Specialty Chemicals	Environment, Health and Safety Report 2003

Environment, Health and Safety Report 2003	www.cibasc.com/ehs 5

How we act

Validation statement

To the Management and Shareholders of
Ciba Specialty Chemicals Holding Inc.

Ciba Specialty Chemicals requested that Ellipson validate the eco-efficiency figures published in its 2003 EHS Report.

     The management of Ciba Specialty Chemicals is responsible for the presentation of the eco-efficiency indicators according to the voluntary guidelines of the United Nations Conference on Trade and Development (UNCTAD). Our responsibility is to verify and assess this presentation.

     We have verified how the raw data from the individual sites has been converted to the eco-efficiency data and how the consolidation of data from all sites was carried out. We did not verify the basic information supplied by the individual sites, nor the basic financial data used to calculate the Net Value Added.

     The verification was carried out to assess compliance with the UNCTAD Guidelines; the verification procedures were designed to give reasonable assurance that indicators are free from material misstatement. Using random samples, we have examined and analyzed the eco-efficiency data and consolidation procedures. Further we have assessed the use of the accounting principles defined in the UNCTAD Guidelines, the significant assumptions made and the overall presentation of eco-efficiency indicators. We believe that our verification provides a reasonable basis for our opinion.

     In our opinion, the eco-efficiency indicators give a true and fair picture. The eco-efficiency indicators for water use, waste and contribution to ozone depletion comply fully with the UNCTAD Guidelines. For the energy and the associated global warming contribution indicators, an alternative procedure was adopted, which qualitatively is equivalent to the procedure described in the UNCTAD Guidelines.

Basel, January, 2004
Ellipson AG

Dr. Andreas Sturm	Kaspar Müller

EHS goals

2001 – 2003

Ciba Specialty Chemicals’ “0-10-10” program had the following results:

–	Zero lost-time accidents. Over the total period, the number of accidents was reduced nearly by half. Lost-time accidents totaled 142 in the base year 2000. In 2001, they dropped by 30 percent, to 92. In 2002, they dropped 15 percent to 81. In 2003, they fell 9 percent to 74.

–	Ten percent less absolute energy usage, regardless of changes in production. Absolute energy use was reduced by 6.4 percent. An increase in production of 13.3 percent made it more difficult to reduce absolute usage. Nevertheless, energy use per ton of product produced did fall by 16.1 percent during the period.

–	Ten percent greater material use efficiency. Efficiency increased by 3.4 percent, despite the fact that 30 percent of the Company’s production occurs at high-yield facilities where 100 percent of incoming materials are converted to finished product without producing waste.

2004 – 2006

Ciba Specialty Chemicals’ new “0-10-10” program for the next three years calls for:

–	Zero lost-time accidents. The Company seeks to eliminate all avoidable accidents.

–	Ten percent reduction in water consumption per ton of product produced. The Company seeks to increase the efficiency of its use of this vital natural resource.

–	Ten percent reduction in CO2 emissions per ton of product produced. The Company seeks to further reduce its contribution to global warming.

6 Ciba Specialty Chemicals	Environment, Health and Safety Report 2003

Lost-time accidents

In 2003, Ciba Specialty Chemicals continued to improve its employee safety record, as measured through lost-time accidents. For the third consecutive year, the number of sites completing the entire year without such an accident rose, while the total number of individual accidents decreased.

     A total of 26 sites reported zero lost time accidents in 2003, up from 25 in 2002. That compares to 24 sites in 2001 and 19 sites in 2000. In addition, five sites reported only one lost-time accident in 2003.

     There has been a nearly 50 percent reduction in lost-time accidents since the year 2000, when 142 such accidents were reported, as compared to 74 accidents in 2003. The 2003 figure was 9 percent lower than the 2002 total of 81 accidents.

The following sites reported zero lost-time accidents in 2003:

Wyong	Australia
Camaçari	Brazil
Estrada do Colégio	Brazil
Guangzhou	China
Panyu	China
Shanghai	China
Shekou	China
Bogotá	Columbia
Fraijanes	Guatemala
Gandaria	Indonesia
Ankleshwar	India
Goa	India
Ai-oi	Japan
Isohara	Japan
Chiba	Japan
Klang	Malaysia
Puebla	Mexico
Heerenveen	Netherlands
Lad Krabang	Thailand
Mahachai	Thailand
Kaohsiung	Taiwan
Charlotte	USA
Newport	USA
St. Gabriel	USA
Suffolk	USA
West Memphis	USA

“A Commitment to Excellence”

Ciba Specialty Chemicals strives for a leading position in all its markets and business segments. An important element to ensure business leadership is the successful integration of EHS management into all relevant business processes.

     We will focus on product and process innovation, supply chain management and customer support to continuously improve the EHS performance of our products and services.

     We are committed to exploring all reasonable opportunities to apply our EHS strategies and policies in close cooperation with our customers and suppliers for the benefit of all parties.

Ciba Specialty Chemicals is committed to:

–	Integrating EHS management into business processes and strategic planning

–	Global compliance with laws, regulations, international treaties and conventions

–	Minimizing, managing and communicating all risks relating to its products and operations; participating in Responsible Care® programs in all major regions

–	Maintaining a high level of awareness, motivation, training and professionalism in EHS for all employees

–	Continuously improving EHS performance through goalsetting and measurement

–	Considering EHS performance as a key element in selecting suppliers, distributors and contractors

–	Communicating EHS strategies and performance openly and consistently to all key stakeholders

Ciba Speciality Chemicals is a signatory to Responsible Care® programs

Environment, Health and Safety Report 2003	www.cibasc.com/ehs 7

Contacts

Group Service Law & Environment
Peter Naish
charles_peter.naish@cibasc.com
Fax +41 61 636 4670

Group Communications
Michael Cech
michael.cech@cibasc.com
Fax +41 61 636 3019

Internet address
www.cibasc.com/ehs

Ciba Specialty Chemicals Inc.
Klybeckstrasse 141
CH-4002 Basel
Switzerland

Ciba Specialty Chemicals’ 2003 Annual Report consists of the Business Review, the Financial Review and the Environment, Health and Safety Report.

The documents are published in both English and German.

This report was produced using Ciba Specialty Chemicals’ products contained in papers, inks and other materials.

The 2003 Annual Report was developed and written by Group Communications, Corporate Finance and Group Service Law & Environment, Ciba Specialty Chemicals.

© Ciba Specialty Chemicals Inc. 2004

Trademarks are either registered or pending in relevant countries and are the property of their respective owners.

Design and production: Com.factory AG, Basel
Printed in Switzerland by Birkhäuser+GBC AG

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